# FORWARD

FIRST GUARANTY BANCSHARES, INC.

ANNUAL REPORT 2023

2023 FIRST GUARANTY BANCSHARES, INC. ANNUAL REPORT

# FGB is

a resilient community bank.

# FGB is

a balance-sheet focused,
strong fortress bank.

# FGB is

moving

# FORWARD

# FGBI FINANCIAL SNAPSHOT

On December 31, 2023, total assets were $3.55 billion, net income was $9.2 million and earnings per common share were $0.62. Return on average assets was 0.28% and return on average common equity was 3.36%. First Guaranty Bancshares, Inc. shares trade on the Nasdaq Global Market Exchange and has paid quarterly dividends for 122 consecutive quarters at December 31, 2023. At First Guaranty you will meet ordinary people doing extraordinary things. The bank was named the Best Small Bank in the U.S. for the THIRD CONSECUTIVE YEAR! First Guaranty Bancshares, Inc. is committed to customer service and shareholder value.

## PROFILE

First Guaranty Bancshares, Inc. is the holding company of First Guaranty Bank, which it wholly owns. The Bank is a full-service financial institution with 36 locations providing a major presence throughout Louisiana, northeast Texas, and with expanding locations in Vanceburg, Kentucky and Bridgeport, West Virginia. Headquartered in Hammond, Louisiana, the Company had 491 employees as of December 31, 2023.

First Guaranty has paid **$105,190,000** in Cash Dividends to common shareholders since 1993.

## PERFORMANCE GRAPHS

### Book Value Growth Per One 1993 Share [1]

(per common share)


FGBI FORWARD
60
50
40
30
20
10
0
1993
1998
2003
2008
2013
2018
2023

Book Value per one 1993 share has increased from **$3.70** to **$55.90** since 1993.

### Dividends Per One 1993 Common Share [2]


FGBI FORWARD
2.5
2.0
1.5
1.0
0.5
0.0
1993
1998
2003
2008
2013
2018
2023

[1] Book value has been adjusted for cumulative stock splits and dividends 3.22 times since 1993.
[2] Cash dividends from the perspective of one original common stock from 1993 to present, this considers the impact of stock splits and stock dividends.


FGBI FORWARD
8000
7000
6000
5000
4000
3000
2000
1000
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

# FGB Table of Contents

**Visit www.fgb.net for additional information.**

**NASDAQ Stock Ticker Symbol: FGBI and FGBIP**


Awesome!!
EXCELLENT
GOOD
AVERAGE
POOR
COMMITTED TO CUSTOMER SATISFACTION


FORTRESS
BALANCE SHEET

# Forward!

**In our 2023 annual report, First Guaranty Bancshares, Inc. reviews our past year's performance and results and outlines our vision for moving FORWARD.**

2023 was a challenging year, yet thanks to our strong banking habits and desire for success, we are confidently moving forward with vision. The bottom line is that First Guaranty Bancshares, Inc. remains deeply committed to our customers, investors, and to the fortress balance sheet. Our Bank, leadership, and employees are resilient, persistent, and prepared to persevere.

First Guaranty Bancshares, Inc. is the holding company for First Guaranty Bank (FGB). FGB is a quality bank with a conservative balance sheet, diversified loan portfolio, and quality management.

A customer-focused bank starts with its leadership. Additionally, our values and goals set us apart and help guide our decisions. Though we do not have spreadsheets on kindness and caring, these attributes are reflected in our deposits and the loans we make in the communities we serve, evidenced in part by earning three consecutive years' of Newsweek's Best Small Bank ranking.

Regarding profitability and efficiency, First Guaranty Bancshares, Inc. has limited expenses, which is vital to cost control, while significantly increasing deposits and earnings growth. While banking has changed with digitization, automation, and an emphasis on online solutions, bank profitability fundamentals have remained constant.


DEDICATED LEADERSHIP
I'm kind of a BIG DEAL at FGB
I'm kind of a BIG DEAL at FGB



The people at First Guaranty Bancshares, Inc. and those who invest in us and bank with us provide the power for us to move forward. We have the finest team of people who work hard each day and enjoy helping our customers. Providing the best banking experience possible to our customers has long been a driving motivation. We are proud and honored to include our customers as part of our corporate family.

***AS REPORTED IN OUR THIRD QUARTER STATEMENT:***

*We are making progress. In a time in which all banks have been battling the squeeze between loan interest rates and the rates to be paid for deposits, it appears that, in the second half of the third quarter, we passed the bottom and began to climb upward. Our loan portfolio before unearned income continued to grow, as does total interest income.*

*We are making progress. This is not to say that the struggles are over. Our entire staff has reacted positively and strongly to reducing expenses. Everyone involved in Loan Production, Credit, and Loan Processing has been and continues working very diligently to obtain new loans and get them expedited, approved, and earning.*

*We appreciate the patience and understanding of our shareholders while making progress. We will prevail and continue to strengthen First Guaranty Bank into a profitable investment with our fortress balance sheet.*

In these economic times with challenging interest rates, inflation, and global concerns, First Guaranty Bancshares, Inc. is committed to our vision of moving FORWARD and it will prove fruitful for shareholders, customers, and employees alike. First Guaranty Bancshares, Inc. is resilient. First Guaranty Bancshares, Inc. is strong. First Guaranty Bancshares, Inc. is determined and will persevere.

**Thank you for being a part of First Guaranty and moving *FORWARD* with us.**



**TECHNOLOGY**

**DIVERSITY**


WEST VIRGINIA
KENTUCKY
TEXAS
LOUISIANA


THANK YOU,
First Guaranty Bank!
Together, We're Driving Healthy Change in Our Community.
NORTH OAKS Mobile Care
FIRST GUARANTY BANK
NORTHOAKS FOUNDATION

**VALUES** (see next page)

**GREAT COMMUNITY,**
**GREAT PEOPLE....**
**MOVING FORWARD!**

# Our Mission

The mission of First Guaranty Bank and First Guaranty Bancshares is to increase the shareholder value while providing financial services for and contributing to the growth and welfare of the communities we serve.

# Our Values

We believe that each customer is our most important customer and should be treated as such. We endeavor to provide levels of service that exceed the expectations of all our customers.

We believe that our employees are our greatest asset as demonstrated in their professionalism and dedication. We encourage open communications and strive to cultivate an entrepreneurial environment in which our employees feel highly responsible for the performance of the bank, and an environment where they will contribute new ideas and innovations that will help us excel.

We seek to enhance stockholder value by continually improving the quality of earnings, growth in earnings, return on equity and dividend payout.

We strive to be a socially responsible corporate citizen by supporting community activities and encouraging our employees to be actively involved in our communities. We are committed to the success of the communities that we serve, the same communities our employees call home. Our goal is to participate in making our communities better places in which to live, work and play.

FIRST GUARANTY BANK



Marshall T. Reynolds

*Chairman of the Board*

## FIRST GUARANTY BANCSHARES, INC.

Dear Shareholders,

Unlike 2022 when I wrote the shareholders' letter, 2023 presented some dire challenges. After all, in 2022 we made $26.6 million and in 2023 this number fell to $6.9 million.

That is a tremendous difference, and I would allocate the blame to the explosive rate hike imposed by the Fed. Rates were raised at every Fed meeting, and we were in a mode where we were making good loans at a hectic pace. This is our model – this is what we are about. I don't need to tell you that the cost of funds increased so rapidly that it put excessive pressure on our margin – this is the reason for the $6.9 million mentioned aforehand.

Our mission is to grow the Bank. With loans soaring and earnings squeezed, there was a shortage of capital. With our stock falling to $13, the Board of Directors stepped in and bought $10 million in new stock at $14. The exact same thing happened a couple months later, and the stock fell to $9 and the Board bought another $10 million at $10.

With capital in good shape and new loans earning at 8.50% plus with older "cheaper" loans maturing, this sets the stage for a much better 2024.

Our Board of Directors is totally committed to our mission, and they showed it with their $20 million stock purchase, which included every one of them. Our management team is totally committed. Our employees are totally committed.

MARSHALL T. REYNOLDS
Chairman of the Board
FIRST GUARANTY BANCSHARES, INC.
Chairman of the Board
FIRST GUARANTY BANK



Alton B. Lewis

*Chief Executive Officer & President*

Dear Shareholders,

Forward. That is what we do. No matter what the obstacles, we move forward. We will continue to move forward and make First Guaranty Bancshares, Inc. a growing, thriving, productive entity and investment for our shareholders.

In 2009, we were a $600-$700 million asset bank. We had 17 locations. Since then, we have doubled the number of our locations; but we have increased our assets by five times, from $600-$700 million to $3.6 billion. Doubling our locations, but quintupling our assets means that we have been doing a great job of bringing new business into First Guaranty.

Along the way, we have overcome obstacles and problems not of our causing. We had nothing to do with Covid. We had nothing to do with Silicon Valley Bank crash. We had nothing to do with the Fed dramatically raising rates faster than ever in history.

We just keep moving forward. We have a great Board of Directors and a great group of people here at First Guaranty Bank. We are completing our 90th year. We are going to continue to move forward just as we did in 2023 in spite of great obstacles. We understood the issues that we faced. We properly analyzed the situation. We came up with a plan and executed the plan to not only survive the adversity of the Fed rate increases, but also to continue to grow. At the same time we continued to take care of our communities and our staff.

That is what we are. We cannot be that without the support of our shareholders. Thank you for your attention and support.

Sincerely,

Alton B. Lewis

Vice Chairman of the Board and Chief Executive Officer/President

FIRST GUARANTY BANCSHARES, INC.

Vice Chairman of the Board and Chief Executive Officer/President

FIRST GUARANTY BANK



Eric J. Dosch

*Chief Financial Officer*

**Forward**

First Guaranty Bancshares, Inc. has positioned itself to move forward in 2024. First Guaranty made several changes to its assets and liabilities in 2023 in order to improve performance and profitability going forward.

First Guaranty grew the loan portfolio and repriced maturing loans to higher market rates. Loan balances increased $229.6 million or 9.1% to $2.75 billion at December 31, 2023 from $2.52 billion at December 31, 2022. Loan interest income and fees increased by $41.1 million or 32.6% during 2023. The average yield on loans for the fourth quarter of 2023 was 6.66% compared to 5.77% for the fourth quarter of 2022. This was an increase of 89 basis points.

First Guaranty increased liquidity during 2023. Cash and equivalents increased from $83.2 million at December 31, 2022 to $286.5 million at December 31, 2023. Investment securities totaled $404.1 million at December 31, 2023 a decline of $47.4 million from $451.5 million at December 31, 2022 as First Guaranty reinvested low yielding maturing Treasury bills into higher yielding loans during 2023.

First Guaranty converted short term FHLB higher cost borrowings to longer term lower cost fixed rate borrowings. These FHLB borrowings totaled $155.0 million at December 31, 2023. $20.0 million matures in in the first quarter of 2025 and $135.0 million matures in the second quarter of 2027. The rates on these borrowings ranged from 4.4% to 4.5%. This change helped to reduce risk to rising interest rates.

First Guaranty grew its deposit balances in 2023. First Guaranty increased total deposits by $285.3 million during 2023. The majority of deposit growth occurred with time deposits. Our strategy balanced both local deposit growth and growth with select issuance of brokered time deposits. The majority of time deposits were kept at a maturity of three years or less in order to provide pricing flexibility should interest rates decline. First Guaranty's newest Mideast market of Kentucky and West Virginia grew deposits $44.2 million from $7.4 million at December 31, 2022 to $51.6 million at December 31, 2023. This deposit growth was impressive during a time of significant market competition for deposits. First Guaranty has a full-service branch in Vanceburg, Kentucky that opened January 17, 2023. We anticipate our full-service branch in Bridgeport, West Virginia to be opened by the second quarter of 2024.

First Guaranty refinanced existing senior debt on attractive terms which included a new revolving line of credit for $20.0 million. First Guaranty used $10.0 million of this new line at December 31, 2023 to support growth in the bank's loan portfolio.

First Guaranty completed two private placements of common stock during 2023. A total of $20.0 million of new capital was raised in order to provide for existing and future growth.

First Guaranty continues to build strength to move forward. We increased loans and capital in 2023. Key changes to the balance sheet were made in order to better manage sensitivity to interest rates. First Guaranty continues to maintain a leading deposit market share in the communities that we serve in Louisiana. We continue to grow our business in Texas and our newest markets in Kentucky and West Virginia. Our continuing investment in our products and systems will help our employees be more productive and better serve our customers. We believe that the combination of these efforts will help move First Guaranty Bancshares, Inc. forward into 2024 and beyond.

Eric John Dosch

Eric J. Dosch
Chief Financial Officer
FIRST GUARANTY BANCSHARES, INC.
Chief Financial Officer
FIRST GUARANTY BANK



Randy S. Vicknair

*Senior Vice President/ Chief Lending Officer*

**2023 was a defining year for the First Guaranty Bank team!**

In a year that brought us interest rate hikes, liquidity challenges, and major bank failures; the First Guaranty Bank team pulled together and remained resilient to provide the same great service to our customers and advancement for our company. We continued to provide strong loan growth in 2023 with over 9% net loan growth, which contributed to over a 36% increase in loan interest income.

First Guaranty Bank's total loan portfolio grew to $2.749 billion as of December 31, 2023, which was a $230 million increase over the previous year end of $2.519 billion. Despite increasing rates and other headwinds, the First Guaranty Bank team's strong loan growth success is due to the continued execution of our strategy. It takes everyone to achieve this success with contributions from consumer loans, commercial loans, mortgage, and national lending. The First Guaranty Bank team closed over $700 million in new money loans with over $500 million in new loan fundings, which was partially offset by the standard amortization of the portfolio plus early loan payoffs exceeding $76 million. In addition to strong loan growth, we successfully added new loans to the portfolio at an average yield of 7.87% while payoffs had an average yield of 6.42%.This is a 1.45% improvement in the yield related to those loans which provide $1.1 million in additional interest income each year. The 4th quarter of 2023 resulted in an average yield on new loans of 8.15% with an average yield of payoffs of 7.22% for a 0.93% yield improvement. Overall loan interest income, excluding fees, was $156.7 million as of December 31, 2023, compared to $118.2 million as of December 31, 2022, an increase of $38.5 million or 32.6%.This significant increase was achieved by a combination of yield improvement and loan growth.

First Guaranty Bank continued our successful expansion into Kentucky and West Virginia by adding new loans and deposits to the portfolio throughout the year. The combination of quality team members, portfolio diversification, and new loan opportunities throughout our footprint makes us successful each year. First Guaranty Bank's markets remained resilient in 2023, with significant contributions from all regions and loan products. As with prior years, the team continues to diligently pursue opportunities which resulted in even contributions to loan growth throughout the year. This success doesn't just apply to loans, as the lending team generated over $30 million in new deposits for 2023, with a contribution of over $180 million in new deposits over the last 4 years.

We are grateful that our region was spared another year free from devastating Hurricanes and ice storms, though the summer heat was brutal. Another heat streak last year is the continuation of being named 2023's Best Small Bank in the Country by Newsweek/LendingTree (that's 3 in a row!).Since the award is being discontinued, this winning streak and our great team will forever be memorialized in history as the only small bank to ever win this award. I'm honored and humbled to be part of such an outstanding team and accomplishment.

It's the people that make First Guaranty the bank that we are today. Our customers, team members, Board of Directors, and vendors all contribute to our success. It's truly an exceptional team which will advance us forward to exceptional results in 2024!

Thank you!

Randy S. Vicknair
*Senior Vice President/Chief Lending Officer*
FIRST GUARANTY BANK



JORDAN M. LEWIS
*Texas Area President*

Since taking the helm of the Texas market in 2018, the goal has been to instill “further up and further in” as First Guaranty Bank’s directive.

Treat others as you would like to be treated: care for your employees and their families, their friends, and their neighbors. Think about the bottom line that drives returns that shareholders are counting on for their future hopes and dreams, their kids’ college educations, and their own retirement plans. Listen to our customers, learn to ask good questions that help explore the challenges and the opportunities, and keep your products and services sharp to provide the solutions that make the difference.

Prior to 2023, the Texas region thrived in the midst of industry-wide growth; in 2023 we learned to keep moving forward while experiencing industry-wide contraction. Despite the historic compression in the rising-rate environment, the Texas region saw its net interest income rise from $10.6 million in 2022 to $14.0 million in 2023. To highlight how remarkable these results are, consider that the Texas region realized net interest income of only $6.0 million in 2020.

2023 was also the year that First Guaranty Bank invested considerably into Texas infrastructure. The bank invested into key assets that are expected to result in new markets and strong returns. We recruited talented professionals to oversee our Texas mortgage, treasuries, and lending initiatives. We added new accounts, ATMs, and other products to increase the value we provide our existing customers. And we promoted from within to maintain integrity, quality, and culture throughout our information security programs.

First Guaranty Bank saw unparalleled success in Texas during 2023 among challenging national tidewaters. Yet, in many respects it was a year of building, honing fundamentals, and preparing to perform. As we crest 2024, the only path possible is forward: expanding our markets, seeing our investments begin to yield returns, and demonstrating to our communities that we are on mission.

Ever onward,

Jordan Montgomery Lewis

Jordan M. Lewis
*Texas Area President*
FIRST GUARANTY BANK



Michael R. Mineer

*Kentucky/West Virginia Area President*

In the Mid-East region, we have had a year of success in continuing to build our franchise. On March 31, of last year we had our grand opening for our branch location in Vanceburg, Kentucky. Since that time, the team has worked to grow that location approaching $40 million in deposits with over 1,000 new accounts opened. Our West Virginia team is currently still operating as a loan production office and deposit production office. The new branch in Bridgeport/Clarksburg, West Virginia is expected to be operating by April. Even without a physical branch presence, the team has grown deposits to $20 million. Total deposits for the Mid-East region are $60 million and with the new branch opening we are heading forward to a year end deposit total of $100 million.

The region increased loans by over $30 million during the year, with the bulk of the growth from our West Virginia team. Our West Virginia team is approaching over $200 million in outstanding loans. Total loans for the region are $280 million in outstanding volume. The team has an additional $40 million in loans approved and approaching closing. We are heading forward to a year end loan total of $340 million.

During the past 27 months our team has assimilated into the First Guaranty Bank culture. This culture has helped us in achieving the level of growth mentioned. As we move forward, we have removed our rear-view mirror, we are looking straight into the windshield and we are focused on the goals ahead as outlined in this writing.

Sincerely,



Michael R. Mineer
*Kentucky/West Virginia Area President*
FIRST GUARANTY BANK



Glenn A. Duhon, Sr.

*Senior Vice President/ Regional Manager*

Despite tough economic conditions throughout 2023, the Southwest Louisiana Region managed to increase deposits and loans while also keeping delinquency at an acceptable level.

Not only did the Southwest Louisiana team face economic pressures, but also we dealt with major weather conditions such as drought affecting our agricultural industry. Due to these conditions sugar cane yields specifically were very low including some areas reporting complete losses. Fortunately, many of our farming customers were fully insured with crop insurance to combat these losses. Most rice farmers in our portfolio performed well as they were able to maintain a flood on the crop because of levees. Unfortunately, the weather conditions did kill much of the crawfish supply causing low to no yields, this seems to be improving which will help future crops. Lastly, we fully expect to receive government disaster payments on all affected crops. This should supplement our farmers and allow them to proceed into 2024.

Our Jennings Branch ended 2023 with a total of $39.8 million in deposits, representing a decrease of $10.3 million from 2022 and $6 million in loan production which is a decrease of $700,000.00.

The Lake Charles Loan Production Office ended 2023 with $69.9 million in loans representing a reduction of $9 million from 2022. This office does not maintain deposits.

Our Abbeville Branch completed the year of 2023 with $15.6 million increase to our deposit portfolio totaling $189.9 million in deposits to close the year. The lending team also increased loan volume by $15.1 million bringing the total portfolio to $99.4 million.

The Southwest Region as a whole ended the 2023 year with $229.7 million in deposits representing an increase of $5.3 million over 2022 and $175.3 million in loans resulting in an increase of $5.4 million from 2022.

We are so thankful for another successful year which would not have been possible without our loyal customers, dedicated staff, and the support of our management and Board of Directors.

Sincerely,

Glenn A. Duhon, Sr.

*Senior Vice President/Regional Manager*

FIRST GUARANTY BANK

# FGB FIRST GUARANTY BANK Board of Directors



*Front (L-R): Edgar R. Smith III, Nancy C. Ribas, Gloria M. Dykes, Dr. Phillip E. Fincher.*
*Middle (L-R): Andrew Gasaway, Jr., Bruce McAnally, Marshall T. Reynolds, Ann A. Smith, William K. Hood, Jack Rossi, Robert H. Gabriel.*
*Back (L-R): Jack M. Reynolds, Richard W. "Dickie" Sitman, Alton B. Lewis, Edwin L. Hoover, Jr., Anthony J. Berner, Morgan S. Nalty*

**ANTHONY J. BERNER, JR.**
Retired. Former Consultant, Gold Star Food Group and President of Pon Food Corporation of Ponchatoula.

**GLORIA M. DYKES**
Owner of Dykes Beef Farm and Part Owner of Dykes Feed & Fertilizer Inc., Bluff Creeks Properties, and Washington Parish Properties.

**DR. PHILLIP E. FINCHER**
North Louisiana Advisory Board.
Retired Economics/Finance Professor of Louisiana Tech University.
Vice President of the Board of Claiborne Electric Cooperative.
Vice President of the 1803 Electrical Cooperative Board.
Owner of C & B Ranch since 1969.

**ROBERT H. GABRIEL**
President of Gabriel Building Supply Company of Ponchatoula and Amite.

**ANDREW GASAWAY, JR.**
Secretary, Board of Directors of First Guaranty Bank.
President of Gasaway-Gasaway-Bankston Architects.

**WILLIAM K. HOOD**
Chairman of the Audit Committee, Directors' Loan Committee, Compliance Review Committee, and Marketing Committee of First Guaranty Bank.
President, Hood Automotive Group.

**EDWIN L. HOOVER, JR.**
President of Encore Development Corporation.

**ALTON B. LEWIS**
Vice Chairman of the Board,
Chief Executive Officer/President of First Guaranty Bank and Vice Chairman of the Board, Chief Executive Officer/President of First Guaranty Bancshares, Inc.

**BRUCE MCANALLY**
Registered pharmacist, Founder of Paragon HealthCare in Dallas, Founder and Director of RxPreferred Benefits in Nashville, and Director of Best Value Pharmacies in Ft. Worth.

**MORGAN S. NALTY**
Investment Banking Executive and Partner in the firm of Johnson Rice & Company, LLC.

**JACK M. REYNOLDS**
Vice President of Trifecta Productions, Vice President of Pritchard Electric and Secretary, ADJ Corporation. Board member of Energy Services of America and The Harrah and Reynolds Corporation.

**MARSHALL T. REYNOLDS**
Chairman of the Board of First Guaranty Bancshares, Inc. and Chairman of the Board of First Guaranty Bank.
Chairman of Champion Industries, Inc., as well as Chairman of various other institutions.

**NANCY C. RIBAS**
Owner of Ribas Holdings LLC.

**JACK ROSSI**
First Guaranty Bancshares, Inc. Board Member.
Chairman of First Guaranty Bancshares, Inc. Audit Committee.
Certified Public Accountant in West Virginia and Virginia.
Executive Vice President of Business Development at Summit Community Bank in West Virginia.
Past President of the West Virginia Society of CPAs and served as a member of the West Virginia Board of Accountancy.

**RICHARD W. "DICKIE" SITMAN**
Director of Dixie Electric Membership Corporation.
Board President of Dixie Business Center.
Board member of the Association of Louisiana Electric Co-Ops.

**ANN A. SMITH**
Member of the Southern University Board of Supervisors, Southern University Chairwoman Emeritus, former member of Louisiana Office of Student Financial Assistance Advisory Board (LOSFA).
Retired member of the Tangipahoa Parish School Board, Inaugural committee member of the Anderson Ray Leto Memorial Fund.

**EDGAR R. SMITH, III**
Chairman and CEO of Smitty's Supply, Inc.
Chairman, President, and CEO of Latch Oil, Inc.
Chairman of Cam 2 International, LLC.
President of Big 4 Trucking and its affiliates Big 4 Investments, Jaxon Energy, and Xeray Systems.

## FGB FIRST GUARANTY BANCSHARES, INC. Board of Directors



*(L-R): Edgard R. Smith, III, Jack Rossi, William K. Hood, Vanessa R. Drew, Marshall T. Reynolds, Alton B. Lewis*

## FGB FIRST GUARANTY BANK Advisory Board



*(L-R): Thomas "Tommy" D. Crump, Britt L. Synco, Dr. Philip E. Fincher, Gil Dowies, III, John D. Gladney, M.D.*

# FGB FIRST GUARANTY BANK Officers

## *Chairman*

MARSHALL T. REYNOLDS*

## *Executive Officers*

ALTON B. LEWIS, JR.*
President and CEO | Hammond

ERIC J. DOSCH*
Chief Financial Officer | Hammond

## *Senior Vice Presidents*

KATHERINE K. CAMPBELL
Controller

MARTY B. COLE

MARK J. DUCOING
Chief Deposit Officer

GLENN A. DUHON, SR.

RONNIE R. FOSHEE
Director of Lending Development

KEVIN J. FOSTER

SAM J. GALLO

MATTHEW P. HUDNALL

SHIRLEY P. JONES
Deposit Operations Manager

JOELLEN K. JUHASZ
BSA Officer

MIKKI M. KELLEY
Chief Human Resources Officer

WENDY B. KINCHEN
Chief Innovation and Implementation Officer

JORDAN M. LEWIS
Texas Area President

MICHAEL R. MINEER
Mideast Area President

JANE A. MUEHLBAUER

DANIEL W. PACK

MICHAEL E. PARHAM

CHRISTOPHER W. PARR

COBY L. PENNINGTON
Chief Information Officer

GREGORY P. PRUDHOMME

CRAIG E. SCELFO

DESIREE B. SIMMONS
Chief Administrative Officer

EVAN M. SINGER
Chief Mergers & Acquisitions Officer

J. RICHARD STARK
Operations

JASON M. TURNER

RANDY S. VICKNAIR
Chief Lending Officer

CHRISTY L. WELLS

## *Vice Presidents*

MANDI B. AGUILLARD

JOEY E. AMADEO

DARRYL P. BOUDREAUX

CHERYL Q. BRUMFIELD

CHRISTINA M. CARTER

AMMON L. COOPER

LOUIS J. CUSIMANO

MIRANDA M. DERVELOY

LANDA G. DOMANGUE

VIKKI W. DUPAQUIER

DENISE D. FLETCHER

CRAIG E. HRIBLAN

A. SHANE HUGHES

DIANA L. KINDER

MICHAEL D. KNIGHTEN

D. JESPER KVIST

MARY T. MAYO

TERRIE E. MCCARTNEY

COLTON C. MCDANIEL

LISA A. MUSGRAVE

JASON D. NORMAND

STEVEN F. OSMAN

SCOTT B. SCHILLING

AMBER L. SMITH

LISA K. STOKER

JOHN A. SYNCO

LAURYN H. WAITS

KENNY E. WILSON
Chief Information Security Officer

## *Assistant Vice Presidents*

JOSIAH C. BLOOD

SUSAN M. DESOTO

MICHELLE A. DIONNE

VANESSA R. DREW*

CODY J. GIL

LUDRICK P. HILDAGO

LESLIE A. HINZMAN

DONNA S. HODGES

MARTIN R. HOLIFIELD

SARAH E. JENKINS

KEITH T. KLEIN

LAURA L. LACOSTE

DANIEL L. LOE

CATHERINE E. MATHES

NICOLE M. MOUTON

PAMELA R. NORMAND

RAHUL R. PATEL

AREEB RASHID

NIEKITSHA S. RIDLEY

KRISTY L. ROBERTS

CHANYON O. ROBINSON

DONNA D. SCAMARDO

STACY J. THOMPSON

## *Officers*

CALVIN P. DUCOTE

JEANNETTE N. ERNST

MELANIE T. GOTTSCHALCK

KRISTIN M. WILLIAMS

**Officers of First Guaranty Bancshares, Inc. and First Guaranty Bank*

## ATM LOCATIONS

### SOUTH LOUISIANA

**ABBEVILLE, LA**
799 West Summers Drive

**AMITE, LA**
100 East Oak Street

1014 West Oak Street

**BEDICO, LA**
Bedico Supermarket:
28473 Highway 22

**DENHAM SPRINGS, LA**
2231 South Range Avenue

**GREENSBURG, LA**
6151 Highway 10

**HAMMOND, LA**
1201 West University Avenue

2111 West Thomas Street

400 East Thomas Street

North Oaks Medical Center:
4 Medical Center Drive

North Oaks Rehabilitation Center:
1900 South Morrison Boulevard

**INDEPENDENCE, LA**
455 Railroad Avenue

**JENNINGS, LA**
500 North Cary Avenue

**KENTWOOD, LA**
723 Avenue G

**LIVINGSTON, LA**
(LPMC) Livingston Parish
Medical Center:
17199 Spring Ranch Road

**LORANGER, LA**
19518 Highway 40

**MONTPELIER, LA**
35651 Highway 16

**PONCHATOULA, LA**
500 West Pine Street

**ROBERT, LA**
Robert's Supermarket:
22628 Highway 190

**WALKER, LA**
29815 Walker Road South

**WATSON, LA**
33818 Highway 16

### NORTH LOUISIANA

**BENTON, LA**
189 Burt Boulevard

**BOSSIER CITY, LA**
4221 Airline Drive

**DUBACH, LA**
117 East Hico Street

**HAYNESVILLE, LA**
10065 Highway 79

**HOMER, LA**
401 North 2nd Street

**OIL CITY, LA**
126 South Highway 1

**VIVIAN, LA**
102 East Louisiana Avenue

### CENTRAL LOUISIANA

**ALEXANDRIA, LA**
1701 Metro Drive

6201 Coliseum Boulevard

**BUNKIE, LA**
1110 Shirley Road

**HESSMER, LA**
2705 Main Street

**MARKSVILLE, LA**
211 East Tunica Drive

711 Paragon Place (Paragon Casino & Resort)

**MOREAUVILLE, LA**
10710 Highway 1

**PINEVILLE, LA**
40 Pinecrest Drive

### TEXAS

**FORT WORTH, TX**
2001 North Handley Ederville Road

**WACO, TX**
7600 Woodway Drive


7 WAYS
To check your daily balance
Use Online Banking 1
2 Download our app!
TEXT 226563
Enable Text Banking 3
4 Visit an ITM
Use 24-Hour Telephone Banking 5
6 Call our Customer Support Center
Stop by your local FGB branch 7
FIRST GUARANTY BANK
Member FDIC

## ITM LOCATIONS

**AMITE, LA**
632 West Oak Street

**BOSSIER CITY, LA**
4221 Airline Drive

**DENHAM SPRINGS, LA**
2231 South Range Avenue

**GUARANTY WEST, LA**
2111 West Thomas Street

**HAMMOND MAIN OFFICE, LA**
400 East Thomas Street

**KENTWOOD, LA**
723 Avenue G

301 Avenue F

**PONCHATOULA, LA**
500 West Pine Street

**SLU STUDENT UNION, HAMMOND, LA**
303 Union Avenue

**VANCEBURG, KY**
15 Second Street

**DENTON, TX**
2209 West University Drive

FGB **FIRST GUARANTY BANK Banking Locations**


WEST VIRGINIA
35
KENTUCKY
36
30
33
31
32
TEXAS
34


LOUISIANA
20
49
10
12
55
27
24
6
7
12
14
10
4
25
21
20
13
23
8
16
19
3
17
18
11
5
22
15
28
9
29
2
1
26

## LOCATIONS

1 **Main Office Hammond, LA** – Guaranty Square
2 Hammond, LA – Guaranty West
3 Abbeville, LA
4 Alexandria, LA
5 Amite, LA
6 Benton, LA
7 Bossier City, LA
8 Bunkie, LA
9 Denham Springs, LA
10 Dubach, LA
11 Greensburg, LA
12 Haynesville, LA
13 Hessmer, LA
14 Homer, LA
15 Independence, LA
16 Jennings, LA
17 Kentwood, LA
18 Kentwood, LA – West (Consolidation in 2024)
19 Lake Charles, LA – Loan Production Office
20 Marksville, LA – Main Street
21 Marksville, LA – Tunica
22 Montpelier, LA
23 Moreauville, LA
24 Oil City
25 Pineville, LA
26 Ponchatoula, LA
27 Vivian, LA
28 Walker, LA
29 Watson, LA
30 Denton, TX
31 Fort Worth, TX
32 Garland, TX
33 McKinney, TX
34 Waco, TX
35 Bridgeport, WV
36 Vanceburg, KY

# FGB FIRST GUARANTY BANK Earnings & Dividends

| | Earnings | Total Common Dividends Paid | Cumulative Retained Earnings (Deficit)* | Notable Events |
|---|---|---|---|---|
| 1993 | $2.1 million | $ 200,000 | $(4,984,000) | ▪ Investors purchased $3.6 million of common stock |
| 1994 | $1.7 million | $ 601,000 | $(3,879,070) | |
| 1995 | $2.1 million | $ 815,000 | $(2,796,000) | ▪ Investors purchased $337,000 of common stock |
| 1996 | $3.3 million | $1,020,000 | $ (774,000) | ▪ Three-for-two stock split |
| 1997 | $3.4 million | $1,223,000 | $ 1,205,000 | |
| 1998 | $3.4 million | $1,223,000 | $ 3,482,000 | |
| 1999 | $3.4 million | $1,316,000 | $ 4,473,000 | ▪ Investors purchased $9.6 million of common stock<br>▪ Acquired 13 branches from Bank One of Louisiana<br>▪ Acquired First Southwest Bank |
| 2000 | $5.0 million | $1,530,000 | $ 5,027,000 | ▪ Gains from sale of acquired branches net of tax totaling $2.8 million |
| 2001 | $6.0 million | $1,668,000 | $ 8,638,000 | ▪ Acquired Woodlands Bancorp<br>▪ Gains from sale of acquired branches net of tax totaling $1.3 million |
| 2002 | $3.5 million | $1,751,000 | $10,426,000 | |
| 2003 | $7.0 million | $2,086,000 | $13,967,000 | |
| 2004 | $8.6 million | $2,752,000 | $19,771,000 | |
| 2005 | $6.0 million | $3,173,000 | $23,351,000 | ▪ Four-for-three stock split |
| 2006 | $8.4 million | $3,335,000 | $28,402,000 | |
| 2007 | $9.8 million | $3,503,000 | $34,671,000 | ▪ Acquired Homestead Bancorp |
| 2008 | $5.5 million | $3,558,000 | $36,626,000 | |
| 2009 | $7.6 million | $3,558,000 | $40,069,000 | |
| 2010 | $10.0 million | $3,558,000 | $45,203,000 | |
| 2011 | $8.0 million | $3,610,000 | $47,650,000 | ▪ Acquired Greensburg Bancshares |
| 2012 | $12.1 million | $4,035,000 | $53,702,000 | ▪ 10% common stock dividend<br>▪ Dividend rate per share remains $0.16 per quarter |
| 2013 | $9.1 million | $4,027,000 | $58,102,000 | ▪ Total loans exceeded $700 million |
| 2014 | $11.2 million | $4,027,000 | $64,905,000 | ▪ Retained earnings grew by $6.8 million<br>▪ Total loans reached $790 million |
| 2015 | $14.5 million | $4,247,000 | $73,445,000 | ▪ 10% common stock dividend<br>▪ Listed in NASDAQ<br>▪ Redeemed SBLF Preferred Stock |
| 2016 | $14.1 million | $4,870,000 | $82,668,000 | ▪ Loans totaled $949 million<br>▪ 94th consecutive quarterly dividend |

# FGB FIRST GUARANTY BANK Earnings & Dividends

| | Earnings | Total Common Dividends Paid | Cumulative Retained Earnings (Deficit)* | Notable Events |
|---|---|---|---|---|
| 2017 | $11.8 million | $5,210,000 | $89,209,000 | ▪ Grand openings of Bossier City, LA Banking Center<br>▪ Acquisition of Synergy Bank and addition of five new Texas locations<br>▪ 50% ownership in Centurion Insurance Services allowing First Guaranty to sell insurance products |
| 2018 | $14.2 million | $5,636,000 | $97,786,00 | ▪ Grand opening of Lake Charles, LA Loan Production Office<br>▪ Total loans surpassed $1.2 billion |
| 2019 | $14.2 million | $5,803,000 | $106,244,000 | ▪ 106th consecutive quarterly dividend<br>▪ Acquisition of The Union Bank and addition of seven new Louisiana locations<br>▪ Completed and opened our new Amite branch office<br>▪ Celebrated openings of Texas branches<br>▪ Installed four ITMs |
| 2020 | $20.3 million | $6,234,000 | $120,328,000 | ▪ 110th consecutive quarterly dividend<br>▪ Named #1 BEST SMALL BANK IN LOUISIANA AND THE U.S.!<br>▪ Provided 900 PPP loans to small businesses for a total of $111.1 million, assisting 917 small businesses<br>▪ MyFGB app<br>▪ Opened the FGB Center |
| 2021 | $25.9 million | $6,392,000 | $139,849,000 | ▪ 114th consecutive quarterly dividend<br>▪ Year-end 10% common stock dividend<br>▪ For the SECOND CONSECUTIVE YEAR named the #1 BEST SMALL BANK IN LOUISIANA AND THE U.S.!<br>▪ Expansion into Mideast Markets |
| 2022 | $26.6 million | $6,859,000 | $159,546,000 | ▪ For the THIRD CONSECUTIVE YEAR named #1 BEST SMALL BANK IN LOUISIANA AND THE U.S.!<br>▪ Grand openings of locations in mideast Market |
| **2023** | **$6.9 million** | **$7,369,000** | **$159,067,000** | **▪ 122nd consecutive quarterly dividend<br>▪ Vanceburg Branch opened<br>▪ USDA Lender of the Year<br>▪ Total Assets: $3.5 billion<br>▪ Total Loans: $2.7 billion<br>▪ Total Deposits: $3.0 billion<br>▪ Texas loans increased to $376.3 million<br>▪ Texas Loan Portfolio Growth of 12.74%<br>▪ Texas had a record of $155+ million in new money loans<br>▪ Texas has a regional profitability increase of 50.95%<br>▪ Mideast loans increased to $278.0 million<br>▪ Mideast deposits increased to $51.5 million** |
| | **$285.7 million** | **$105,189,000** | | |

** Retained earnings have not been adjusted to consider stock splits or stock dividends. This better reflects earnings that have been retained as capital. Retained earnings is the product of Company earnings less common and preferred dividends. The accumulated deficits in 1993 through 1996 were due to losses incurred prior to 1993.*

## Loans, Net of Unearned Income

(in millions)


FGBI FORWARD
3000
2500
2000
1500
1000
500
0
1993
1998
2003
2008
2013
2018
2023

## Loans, Net of Unearned Income

(in millions)

| | |
|---|---|
| 1993 | $ 105 |
| 1998 | $ 177 |
| 2003 | $ 381 |
| 2008 | $ 606 |
| 2013 | $ 703 |
| 2018 | $1,225 |
| 2023 | $2,749 |

## Investments [4]

(in millions)


FGBI FORWARD
800
700
600
500
400
300
200
100
0
1993
1998
2003
2008
2013
2018
2023

## Investments

(in millions)

| | |
|---|---|
| 1993 | $ 30 |
| 1998 | $ 73 |
| 2003 | $ 59 |
| 2008 | $139 |
| 2013 | $635 |
| 2018 | $405 |
| 2023 | $404 |

[4] Available for sale securities at fair value, held to maturity at amortized cost. Net of allowance for credit losses.

## Net Income
(in millions)


FGBI FORWARD
15
12
9
6
3
0
1993
1998
2003
2008
2013
2018
2023

## Net Income
(in millions)

| | |
|---|---|
| 1993 | $2.1 |
| 1998 | $3.7 |
| 2003 | $7.0 |
| 2008 | $5.5 |
| 2013 | $9.1 |
| 2018 | $14.2 |
| 2023 | $9.2 |

## Total Deposits
(in millions)


FGBI FORWARD
3500
3000
2500
2000
1500
1000
500
0
1993
1998
2003
2008
2013
2018
2023

## Total Deposits
(in millions)

| | |
|---|---|
| 1993 | $ 149 |
| 1998 | $ 257 |
| 2003 | $ 376 |
| 2008 | $ 780 |
| 2013 | $1,303 |
| 2018 | $1,630 |
| 2023 | $3,009 |

## Total Assets
(in millions)


FGBI FORWARD
4000
3500
3000
2500
2000
1500
1000
500
0
1993
1998
2003
2008
2013
2018
2023

## Total Assets
(in millions)

| | |
|---|---|
| 1993 | $ 159 |
| 1998 | $ 245 |
| 2003 | $ 485 |
| 2008 | $ 871 |
| 2013 | $1,436 |
| 2018 | $1,817 |
| 2023 | $3,553 |

First Guaranty Assets have increased **2,135%** since 1993.

## Tangible Common Equity [3]
(in thousands)


FGBI FORWARD
200000
150000
100000
50000
0
1993
1998
2003
2008
2013
2018
2023

## Tangible Common Equity
(in thousands)

| | |
|---|---|
| 1993 | $ 9,005 |
| 1998 | $ 17,376 |
| 2003 | $ 43,557 |
| 2008 | $ 61,429 |
| 2013 | $ 80,033 |
| 2018 | $141,108 |
| 2023 | $199,915 |

Tangible Common Equity has increased **$190.9 million** since 1993.

[3]Total equity less preferred equity, goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization.



**EXECUTIVE**
*Front (L-R): Desiree Simmons, Mikki Kelley, Wendy Kinchen, Christina Carter, JoEllen Juhasz*
*Back (L-R): Michael Parham, Mark Ducoing, Kenny Wilson, Randy Vicknair, Alton Lewis, Eric Dosch, Richard Stark, Coby Pennington, Evan Singer*


FGB
FIRST GUARANTY BANK

## GUARANTY SQUARE

(985) 345-7685
(888) 375-3093
400 East Thomas Street
Hammond, LA 70401



**EXECUTIVE ASSISTANTS**
*Front (L-R): Melanie Gottschalck, Vanessa Drew*
*Back (L-R): Edrea Jackson, Kristin Williams, Kristy Petit, Carl Duplessis*



**APPRAISAL REVIEW**
*(L-R): Laura Huszar, Starr Bernier, Jake Schembre, Miranda Sanchez*



**BSA MAIN**
*Front (L-R): Ashley Johnson, Kendra Fairburn, Sharmaine Robertson*
*Back (L-R): Christe Feimster, Ludrick Hidalgo, Matthew Murphy, JoEllen Juhasz*
*Not Pictured: Kayla Perault*



**BSA MARKSVILLE**
*(L-R): Cathy Butter, Lucinda Jacobs*



**COMPLIANCE**
*Front (L-R): Breanna Bankston, Isabel Oliva, Allison Duke*
*Back (L-R): Crystal Ward, Megan Braden, Destiny Bankston, Christina Carter*



**CONSTRUCTION & FACILITIES MAIN**
*(L-R): Darryl Boudreaux, Mike Parham, Luke Varisco*
*Not Pictured: Joseph Ernst*



**CONSTRUCTION & FACILITIES MARKSVILLE**
*Armenio Magday*



## CREDIT MAIN

*Front (L-R): Jane Wear, Brianda Robinson, Shannon Lovell, Lana Quinn*

*Back (L-R): Colton McDaniel, Marvin Cervantes, Christian Baer, Sydney Forbes, Taylor Lacara, Shelly Garrett, Rene Puissegur, Louis Cusimano*

*Not Pictured: Brittanie Wallace, Patrick Meyers, Blair Crump*



## CREDIT TX

*Front (L-R): Stacy Dutcher*

*Back (L-R): Ben Golan, Adam Smith, Keith Klein*



## CREDIT CARD

*(L-R): Melissa Nevels, Jason Wilson, Debbie Dubuisson*



## CUSTOMER SUPPORT CENTER

*Front (L-R): Breahna Palmasino, Ineteanna Hill, Danyelle Green, Litzy Perea, Ruby Simmons, Shanara Pope*

*Back (L-R): Dakota Rosamond, Antionette Williams, James Sullivan, Matthew Sullivan, Angie Alvarado, Jada Wells, Devenair Fultz*

*Not Pictured: Brett Bernard*





**DEPOSIT MANAGEMENT & PUBLIC FUNDS**
*Shane Hughes*



**DEPOSIT MANAGEMENT & PUBLIC FUNDS TX**
*Jonathan G. Jennings*

**DEPOSIT MANAGEMENT & PUBLIC FUNDS**
*Front (L-R): Thomas Calmes, Brandi Steffek, Steven Osman*
*Back (L-R): Edrea Jackson, Philip Jeanfreau, III, Mark Ducoing, Holly Tamburello*



**DEPOSIT OPERATIONS MAIN**
*Front (L-R): Stefanie Addison, Corrissa Gardner, Epris McKnight, Shirley Jones*
*Back (L-R): Christina Lacara, Tammy Graves, Tracey Robertson, Lori Lloyd, Melissa King, Amanda Johnson*
*Not Pictured: Glenda Saucier, Kimberley Fletcher*



**EFT/ITM SERVICES**
*Front (L-R): Sandra Hughes, Nicole Jackson, Laura Ard, Brooke Garner*
*Back (L-R): Richard Stark, Grace Savoy, Jessica Clayton, Brandon Stewart, Keith Mills*
*Not Pictured: Alexa Salpietra*





**FINANCE MARKSVILLE**
*Calvin Ducote*

**FINANCE MAIN**
*Front (L-R): Jannifer Knighten, LaQuita Johnson, Karli Bishop, Katherine Campbell, Rhesha Lamonte*

*Middle (L-R): Michael Moye, Diane Lanier, Donna Scamardo, Chandra McKinney, Jessica Maxwell, Joshua Hajiakbarifini*

*Back (L-R): Jacob Anthon, Nolan Hall, Brendan Gallagher, Eric Dosch*



**FRONTLINE MAIN**
*Front (L-R): Vickie Vanlandingham, Jeannette Ernst, Maggie Hovsepian*

*Back (L-R): Brianna Lowe, Richard Hamilton, Janay Cowart, Bobbie Jo Waller*



**HUMAN RESOURCES MAIN**
*Front (L-R): Landa Domangue, Mikki Kelley, Mandi Aguillard*

*Back (L-R): Danielle Trosclair, Blair Wascom, Christin Bacile, Rudi Perrault*



**HUMAN RESOURCES MARKSVILLE**
*Jason Normand*



**INFORMATION SECURITY**
*(L-R): Austin Kirk, Samantha Petracek, Makiel Peters, Kenny Wilson*





**INFORMATION TECHNOLOGY MARKSVILLE**
*Tyler Roy*



**INFORMATION TECHNOLOGY MCKINNEY**
*David Stolarski*

**INFORMATION TECHNOLOGY MAIN**
*Front (L-R): Star Lala, Theresa Harris, Madison Matherne, Wendy Kinchen, Casie Qualls, Ashlynn Martell, Tyler Matherne*
*Middle (L-R): Tori Boyd, David Couvillon, Dawn Cortez, Coby Pennington, Jesper Kvist, Lee N. Barker, III, Alex Chaplain*
*Back (L-R): Luke Lavergne, Mark Montalbano, Marcus McMillian, Robert L. Newell, Matthew Lemons, Austin Grant, and Merill Magday*
*Not Pictured: Anneliese Livaudais, Christopher Benton*



**INTERNAL AUDIT & LOAN REVIEW**
*Michelle Dionne, Britney Tarto*
*Not Pictured: Rene Clouatre*



**INTERNAL AUDIT TX**
*Nancy Rodriguez*



**LEARNING & DEVELOPMENT MAIN**
*Front (L-R): Vikki Dupaquier, Miranda Derveloy*
*Back (L-R): Summer Alessi, Wil Brown, Mary Mayo*



**LEARNING & DEVELOPMENT NORTH LA**
*Amber Smith*



**LENDING MAIN**
*Front (L-R): Corey Hayden, Christy Wells, Michael Knighten*
*Back (L-R): Justin Cashe, Scott Schilling*
*Not Pictured: Vickie Jenkins*



**LENDING MAIN**
*Ronnie Foshee*



**LOAN OPERATIONS MAIN**

*Front (L-R): Virginia Lambert, Kellie DeMarco, Heather Liuzza, Lauryn Waits, Chelsi Overton, Caprice Abed, Jessica Matthews, Denise Rehage*

*Middle (L-R): Cate Mathes, Angela Fields, Connor Porta, Caitlyn Cline, Amy King, Krystal Memleb, Darlene Albert, Catherine Egnew, Laura Lacoste, Karen Paille, Sarah Jenkins*

*Back (L-R): Karleigh Bourgoyne, April Coker, Bryanna Scuderi, Elizabeth Roy, Sarah Matthews, Julie Carmo, Michael Curry-Theriot, Donna Hodges, Debra Talbert, Kim Drury*

*Not Pictured: Pamela Kaisner, Emily McIntyre, Sarah Sheridan*



**LOAN OPERATIONS - SBA**

*Front (L-R): Janice Muse,*

*Back (L-R): Linda Kolosey, Jan Bownd, Lisa Stoker*



**MARKETING**

*Front (L-R): Allison Ryan, Lauren Lee*

*Back (L-R): Kay Kearney, Enrique Monzon, Celest Wilson*



**ONLINE BANKING**
*Front (L-R): Destiny Lindsey, Tasha Jackson, Julie Nevels*
*Back (L-R): Richard Stark, Melinda Lenz*



**MORTGAGE MAIN**
*Front (L-R): Melissa Duchmann, Christine Zeringue, Martin Holifield*
*Back (L-R): Kimberely Lecumberri, Bridgette DeMars, Brandon Wear, Anna Borgstede*
*Not Pictured: Kyleen Tulion*



**REGIONAL EXPERIENCE & OPERATION MANAGERS CENTRAL**
*Chanyon Robinson, Hali Lacour*



**REGIONAL EXPERIENCE & OPERATION MANAGERS NORTH LOUISIANA**
*Tanisha Jackson, Glenda Graham*



**REGIONAL EXPERIENCE & OPERATION MANAGERS SOUTHEAST**
*Marsha Spring, Nicole Mouton*



**REGIONAL EXPERIENCE & OPERATION MANAGER TX**
*Areeb Rashid*





**SPECIAL ASSETS MARKSVILLE**
*Brittany Dauzat*

**SPECIAL ASSETS**
*Front (L-R): Evan Singer, Luke Hammonds*
*Back(L-R): Lee Ann Sibley, Norma Volkers, Rhonda Schliegelmeyer, Danielle Huff*



## ABBEVILLE

(337) 893-1777
799 West Summers Drive
Abbeville, LA 70510



*Front (L-R): Ruth Huron, Ashley Painter, Kayla Gaspard, Diane Frederick*
*Back (L-R): Cody Gil, Gretchen Meaux, Glenn Duhon, Rhesa Decuir, Amy Broussard*
*Not Pictured: Lisa Guidry*



## ALEXANDRIA

(318) 443-8994
1701 Metro Drive
Alexandria, LA 71301



*Front (L-R): Catherine Marcum, Jeanette Brown*
*Back (L-R): Shelby Marsh, Jajuanna Pardue, Rachel Hazelton*
*Not Pictured: Lisa Hernandez*


FIRST GUARANTY BANK



## AMITE

(985) 748-5111
632 West Oak Street
Amite, LA 70422

*Front (L-R): Heather Burrell, Roxane Williams, Shana Wells, Crystal Barnes*
*Back (L-R): Stephanie Campo, Tammy Chavers, Jeremy Adamson, Donnie Lyday, Brooke McNabb*
*Not pictured: Ike Long*


FIRST
GUARANTY
BANK



## BENTON

(318) 965-2221
189 Burt Boulevard
Benton, LA 71006

*Front (L-R): Kendria Smith, Monique Rochelle*
*Back (L-R): Cori Scott, Pam Coyote, Nunu Williams, Donna Cummings*
*Not Pictured: Kristy Schuldt*


FIRST GUARANTY BANK

## BOSSIER CITY

(318) 383-5234
4221 Airline Drive
Bossier City, LA 71111



*Front (L-R): Schana Payne, Courtney Tramiel*
*Back (L-R): Haley Whitten, Cassidy Behrendt, Shari Alden, Jorge Caal*
*Not Pictured: Kristi Harmon, Lynn Henry, Matt Hudnall*


FULL SERVICE BRANCH
COMING SOON!
FGB
GUARANTY BANK

## BRIDGEPORT, WEST VIRGINIA

Loan & Deposit Production Office



*Sitting (L-R): Diana Kinder, Wendy Wayne, Lisa Musgrave*
*Standing (L-R): Mariah Frantz, Craig Hriblan, Sam Gallo, Chris Parr, Jason Turner, Lisa Blackwell*
*Not Pictured: Sarah Benson, Autumn Kelley, Tiffany Gowen*


79°F
7:10pm

## BUNKIE

(318) 346-4981
1110 Shirley Road
Bunkie, LA 71322


FDIC

*(L-R): Kim Mikronis, Cheri Moses, Kristen Nelson, Rebekah Turner*

*Not Pictured: Casey Brouillette*



## DENHAM SPRINGS

(225) 791-7964
2231 South Range Avenue
Denham Springs, LA 70726



*Front (L-R): Brittanie Wallace, Ashley Oliver, Angela Wales*

*Back (L-R): Courtney Lachney, Michelle O'Quin, Jennifer Rizzi, Reynold Lagarrigue, Early (Clint) Trant, Kailey Dolan, Kathie Alimia, Melinda Fontenot*

*Not Pictured: Sharon Moore*


FIRST
GUARANTY
BANK

## DENTON

(940) 383-0700
2209 West University Drive
Denton, TX 76201


FDIC

*(L-R): Daniel Prince, Leslie Hinzman, Jackie Melgoza*


Exit Only

## DUBACH

(318) 777-3461
117 East Hico Street
Dubach, LA 71235



*Front (L-R): Cassie Colvin, Angela Brewster*
*Back(L-R): Jeremy Dubose, Kristy Roberts, Nic Mason, Everett Geis Jr.*
*Not Pictured: Diane Shoemaker*



## FORT WORTH

(817) 502-6611
2001 North Handley Ederville Road
Fort Worth, TX 76118


FORT WORTH

*Front (L-R): Ilse Trillo, Marcus Khoury, Amber McKinley*
*Back (L-R): Fareed Ali, Mark Sosa, Thomas Cudd, Darshan Patel, Julius Boose*


FGB

## GARLAND

(214) 227-4550
603 Main Street #101
Garland, TX 75040



*Front (L-R): Sara Wayne, Azucena Morales, Corinne Forbes*
*Middle (L-R): Amy Turner, Perla Alvizo, Jennifer Petty*
*Back (L-R): Ross Matthews, John Gonzalez, Jordan Lewis*


FIRST
GUARANTY
BANK

## GREENSBURG

(225) 222-6101
6151 Highway 10
Greensburg, LA 70441



*Front (L-R): Holly Mulkey, Daejoana Frazier*
*Back (L-R): Trella Page, Melissa Smith, Tyraneisha Burton*



## HAMMOND – GUARANTY WEST

(985) 375-0371
2111 West Thomas Street
Hammond, LA 70401


FIRST
GUARANTY

*(L-R): Jerri Price, Angel Cox, Shavonda Watts, Derhonda Gaines*
*Not Pictured: Latonia Cotton, Sommer Robertson*



## HAYNESVILLE

(318) 624-1171
10065 Highway 79
Haynesville, LA 71038



*(L-R): Iesha Johnson, Caree Claunch, Tammy Burley, Aleshia Lee*


FIRST GUARANTY BANK

## HESSMER

(318) 563-4583
2705 Main Street
Hessmer, LA 71341



*(L-R): Katherine Scallan, Becki Normand, Jadelyn Hall, Rikki Deaville*





## HOMER

(318) 927-3000
401 North 2nd Street
Homer, LA 71040

*Front (L-R): Tristan Lowe, Niekitsha Ridley, Candie White, Candice Cripe*
*Back (L-R): Jenna Hunt, Angela Thomas, Debbie Spigener, Caree Claunch, John Synco, Laura Pair*





## INDEPENDENCE

(985) 878-6777
455 West Railroad Avenue
Independence, LA 70443

*Front (L-R): Peggy Garon, Karen Paille*
*Back (L-R): Caitlin Doty, Debra James, Kay Luke, Cheryl Brumfield*
*Not Pictured: Michele Montgomery*





## JENNINGS

(337) 824-1712
500 North Cary Avenue
Jennings, LA 70546

*Front (L-R): Colby Trahan, Jaylyn Perry*
*Back (L-R): Brenda Mallett, Georgette Miller, Amanda Crochet, Gwen Pete*


FGB
FIRST GUARANTY BANK



## KENTWOOD

(888) 375-3093
301 Avenue F
Kentwood, LA 70444

*Front (L-R): Lindsey George, Connie Butler*
*Back (L-R): Lisa Rushing, April McCray, Allison Keating, Kristin Cole*



## KENTWOOD WEST

(Consolidation in 2024)



## LAKE CHARLES:

### LOAN PRODUCTION OFFICE

(337) 824-1712
4740 Nelson Road, #320
Lake Charles, LA 70605



*(L-R): Rahul Patel, Amber Conroy*



## MARKSVILLE

(318) 253-4531
305 North Main Street
Marksville, LA 71351



*Row 1 (Front L-R): Sheila Smith, Jana Josuha*
*Row 2 (L-R): Cynthia Wyatt, Colleen McGehee*
*Row 3 (L-R): Melissa Small, Ronald Chatelain, Stefanie Moses, Elizabeth Lemoine*
*Row 4 (back L-R): Nyika Moore, Carlyn Barron, Greg Prudhomme, Ronnie Green*



**MARKSVILLE LEGAL**
*(L-R): Samantha Lachney, Amanda Theriot*


FIRST
GUARANTY
BANK



## MARKSVILLE - TUNICA

(318) 253-9835
211 East Tunica Drive
Marksville, LA 71351

*Front (L-R): Nickie Dauzat, Josiah Blood, Mandy Knott, Catherine Normand*
*Back (L-R): Carolyn Bordelon, Abigail Couvillion, Ariel Deming, Angel Williams, Annette Roy, Shelby Marsh*



**TUNICA TAG & TITLE**
**MARKSVILLE**
*Minnie Deshotel*
*Not Pictured: Pamela Landry*


FGB
FIRST GUARANTY BANK



## MCKINNEY

(972) 562-1400
8951 Synergy Drive, #100
McKinney, TX 75070

*Front (L-R): Philisha Adair, Deborah King, Erick Jorgensen*
*Back (L-R): Francois Nedd, Callistus Amajoyi*
*Not Pictured: Victoria Melton*





(L-R) Trella Page, Brianna Chaney, Betsy Ehret

**MONTPELIER**

(225) 777-4304
35651 Highway 16
Montpelier, LA 70422


FIRST GUARANTY BANK



Front (L-R): Courtney Lacombe, Susan Desoto
Back (L-R): Laura Dufour, Elizabeth Bordelon, Abigail Couvillion, Lakin Lemoine

**MOREAUVILLE**

(318) 985-2299
10710 Highway 1
Moreauville, LA 71355


FIRST
GUARANTY
BANK

## OIL CITY

(318) 995-6682
126 South Highway 1
Oil City, LA 71061



*(L-R): Tamantha Boatman, Jeremy Hartley, Dana Moore, Samantha Dupree*


FIRST
GUARANTY
BANK

## PINEVILLE

(318) 641-7564
40 Pinecrest Drive
Pineville, LA 71360



*Front (L-R): Robyn Patterson, Monchondria Allen*
*Back (L-R): Kara Medica, Evelyn Pickney, Nolan Spillers, Leah Hunter*



**PONCHATOULA**

(888) 375-3093
500 West Pine Street
Ponchatoula, LA 70454



*Front (L-R): Denise Fletcher, Lori Robertson, Bernisha Caleb*
*Back (L-R): Ruby Williams, Amiee Gervais, Elliot Goorley, Laura Perez, and Mallory Leeper*
*Not Pictured: Misty Shaffett, Craig Scelfo*


FGB
FIRST GUARANTY BANK
FIRST GUARANTY BANK
NOW OPEN

**VANCEBURG**

15 Second Street
Vanceburg , KY 41179
(606) 375-4604


FIRST

*Front (L-R): Jodie Collier, Ashley White, Jane Muehlbauer, Tammy Highfield*
*Back (L-R): Ammon Cooper, Marty Cole, Adam Christy, Mike Mineer*
*Not Pictured: Daniel Pack*




FIRST GUARANTY BANK

## VIVIAN

(318) 375-3202
102 East Louisiana Avenue
Vivian, LA 71082

*Front (L-R): Glenda Sepulveda, Caroline Harville, Madison Mosley, Emma Rolling*
*Back (L- R): Stacy Thompson, Ashline Harding, Tina Gay, Samantha Berry*


7600



## WACO

(254) 399-0700
7600 Woodway Drive
Waco, TX 76712

*Front (L-R): Terrie McCartney, Jessica Garcia, Amy Dennis*
*Back (L-R): Pam Lambert, Yvonne Lagasse, Kellie Davis, Angelia Simmers*




FDIC

Front (L-R): Janie Spearman, Joey Amadeo
Back (L-R): Joy Christman, Kylie Sibley, Sheila Lofton

## WALKER

(225) 664-5549
29815 Walker Road South
Walker, LA 70785


FIRST GUARANTY BANK



(L-R): Mary Kutej, Gracie Pope
Not Pictured: Bill Smith

## WATSON

(225) 665-0400
33818 Highway 16
Denham Springs, LA 70706

## FGB FIRST GUARANTY BANK–Helping Students FORWARD


Welcome
to
Ponchatoula High



*Thomas Calmes, Financial Education Specialist at First Guaranty Bank visited Ponchatoula High School and spoke to students about Banking 101, Budgeting, and Credit.*

**Delivering financial education to the community is a longstanding First Guaranty Bank service.**

In early 2023, First Guaranty Bank created financial education curriculum named **FGB Financial Foundations: Financial Wellness at Every Age.** The curriculum was designed to offer financial education in a relatable format for both adults and teens. First Guaranty offers informative, in-person sessions to both local businesses and schools. The FGB Financial Foundations program has been introduced in over ten schools/businesses and reached over 500 students so far.

Thomas Calmes, Financial Education Specialist at First Guaranty Bank visited Ponchatoula High School and spoke to students about Banking 101, Budgeting, and Credit.

*Representative Muscarello attended the latest FGB Financial Foundations session and said "If we can change people's foundations on finance, we can change lives. It's been encouraging to me because I like people who are passionate – that's what we need in order to build this curriculum for the state."*

With the recent passage of Louisiana State Representative. Nicholas Muscarello Jr.'s authored bill, financial literacy will be a requirement for graduation for all Louisiana students by 2026.

***For more information on this free program or to learn how your business or students can benefit, contact Thomas Calmes, Financial Education Specialist, at tmcalmes@fgb.net.***



**FGB FINANCIAL FOUNDATIONS**

*• Financial Wellness At Every Age •*

### PARTICIPATING SCHOOLS

- Ponchatoula High School
- Hammond High School
- Loranger High School
- Independence High School
- Amite High School
- St. Thomas Aquinas High School
- Tangipahoa Parish Virtual Learning
- Natalbany Middle School
- Northwood High School
- Avoyelles Virtual Alternative Program
- Newman High School
- Bossier High School
- Bossier Parish School for Technology & Innovative Learning
- Benton High School
- Alexandria Senior High
- Avoyelles Virtual and Alternative Program
- Tioga High School
- Avoyelles Virtual and Alternative Program
- Pineville High School

# FGB Gives Back

Community contributions are a priority budget item for First Guaranty Bank. Listed are the institutions, organizations, and associations that we have assisted with contributions and sponsorships during 2023.

At First Guaranty Bank, our goal is to help improve the communities we serve. In addition to monetary contributions, our employees dedicated time, energy, and effort to many of these worthy causes.

## First Guaranty Bank contributions for community support exceeded $692,789 in 2023.


FIRST
GUARANT
BANK
A Better Way to Do Business

*Kristina Harmon presented a contribution to Jessica Miller, CEO of Gingerbread House and Sophia Sanders, Director of Child Life & Community Engagement / Forensic Interviewer for the Gingerbread House.*



*Jeannette Ernst presented a contribution to Kerri Vinyard and Wende Powell for the K.E.Y.S. Alliance Youth Leadership Color Run.*


Junior Achievement™
FGB Gives Back
001
Date 1-11-2023
PAY TO THE ORDER OF Junior Achievement
$15,000.00
Fifteen Thousand and 00/100
DOLLARS
FIRST GUARANTY BANK
Memo For a Great Cause

*Areeb Rashid presented a contribution to Kimberly Robinson and Kathleen Barbee with Junior Achievement of the Chisholm Trail to support the financial literacy efforts within the Cradle to Career initiative in the Fort Worth area.*



*Monique Rochelle presented a contribution to Trishe Cormany for the Benton Boys Soccer team.*



*Kristin Williams presented a contribution to Karley Fontenot, Events and Stewardship Coordinator and Faith Allen, Assistant Director, Alumni Relations, for the Southeastern Louisiana University Giving Day and Alumni Partner.*


FGB Gives Back
001
Date April 13, 2023
PAY TO THE ORDER OF Brother Bill's Helping Hand
$5,000.00
Five Thousand + 00/100
DOLLARS
FIRST GUARANTY BANK
Memo For a Great Cause

*First Guaranty Bank contributed to Brother Bill's Helping Hand. (L-R): Jerad Boardman, Jordan Lewis, Wes Keyes, Executive Director, Ross Matthews.*


COMMERCIAL
FGB Gives Back
001
Date 3-2-2023
PAY TO THE ORDER OF Roseland Montessori School
$500.00
Five Hundred Dollars & 00/100 Cents
DOLLARS
FIRST GUARANTY BANK
Memo For a Great Cause

*First Guaranty Bank contributed to Roseland Montessori. (L-R): Stephanie Campo, Ike Long, Amy Ballard, Rainey Iasi.*



First Guaranty Bank presented a contribution to L36, A Warrior's Way. (L-R): Mandi Aguillard, Heather Baker, President and Founder of L36 A Warrior's Way, Rudi Perrault.


248

Joey Amadeo presented a contribution to April Wehrs, Livingston Chamber Foundation President/CEO for the PAC Can Play, Leadership Livingston project.


north louisiana
economic partnership

Matt Hudnall presented a contribution to Justyn Dixon, President of the North Louisiana Economic Partnership for an Annual Event sponsorship.


Thank You!

First Guaranty Bank presented a contribution to Hammond High Magnet School. (L-R): Carey Watts, Registered Nurse, Vanessa Drew, Tanya Bradley, Financial Secretary, Michael Kyles, Jr., Principal.

Below: Vanessa Drew presented a contribution to Hammond High Torbotics for their World Competition.


2023
2023



Cheryl Brumfield and Peggy Garon presented a contribution to Melissa Capadona, Principal of Mater Dolorosa Catholic School for their Annual Steak Dinner fundraiser.



Carl Duplessis presented a contribution to Emily Brock, Manager of Development and Law Enforcement Torch Run for Special Olympics 2023 State Summer Games.



Ludrick Hidalgo and Angela Wales presented a contribution to Larry Davis, Kiwanis President for the sponsorship of the Denham Springs Christmas Parade.


FGB IS 89!
MARCH 1ST - 31ST
ENTER FOR A CHANCE TO WIN ONE OF THREE $1,000 GAS GIFT CARD BUNDLES
so you can ride into the sunset and giddy-up to where you want to go!
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FIRST GUARANTY BANK
888.375.3093 | fgb.net | Member FDIC
st.jude

Matt Hudnall presented a contribution to Philip Rodgers, owner of Rodgers Homes and Construction for the Shreveport/Bossier area St. Jude home.



Madison Matherne presented a contribution to Chief Ed Bergeron, Officer Trenell Williams, and Reserve Officer Steve Amos for Hammond Police Department's Camp Blue.



First Guaranty Bank presented a contribution to Independence High Magnet School for the Baseball Team's 2023 Game Day Sponsor. (L-R): Coach Vernon Willie, Baseball Head Coach, Cheryl Brumfield, Mrs. Donnis Casanave McIntyre, Principal.



First Guaranty Bank contributed to Benton High School for Project Graduation. (L-R): Kendria Smith, Terri Kelley, Lori Gore, Pam Coyote, Daniel Loe.


AMERICA'S
BEST

Brenda Mallett presented a contribution to Linda Leblanc for Jeff Davis Parish Chamber of Commerce Annual Sponsorship.


FGB Gives Back
001
Date Aug 25,2023
PAY TO THE ORDER OF EBR 4H Foundation
$250.00
Two Hundred Fifty and No/100
DOLLARS
Memo For a Great Cause
FIRST GUARANTY BANK

First Guaranty Bank presented a contribution to East Baton Rouge 4H Foundation. (L-R): Liz Doolittle, Ludrick Hidalgo, Amy Schulze, EBR 4H Volunteer Coordinator, Sheila Lofton, Angela Wales, Joy Christman.



First Guaranty Bank presented a contribution to the North Caddo High School Football Team. (L-R): Michael Glover, Athletic Director, Madison Mosely, Caroline Harville, Chase Thompson, Head Football Coach.

Below: Matt Hudnall, Daniel Loe, and Kristi Harmon presented a contribution to Coach Eddie Hamilton, Coach Brittnay Smith, and members of the Boys Basketball and Girls Softball teams.





Jason Wilson presented a contribution to Rick Settoon for the Southeastern Channel.


Building a Better Community
One House at a Time
Scan here to visit our page and to make a donation!
$200,000
$160,000
IS IT THE TRUTH?
IS IT FAIR TO ALL CONCERNED?
THE FOUR-WAY TES
@MULEBARN
@MULEBARNTEXAS
ROTARY CLUB
AMPIONS
TIN, TEXAS
FGB Gives Back
FIRST GUARANTY BANK Member FDIC

Leslie Hinzman presented a contribution to President Justin Lemish and President Elect Cheryl Hughey for Champions Rotary Club of Justin.



Matt Hudnall and Courtney Tramiel presented a contribution to Drew Maulsby, Director for the Independence Bowl Foundation.


HAYNESVILLE

First Guaranty Bank contributed to Haynesville High School FBLA for the FBLA State Conference. (L-R): Aaliyah Vines, FBLA Vice President, Caree Claunch, Mallory Schilling, FBLA President, Ella Hollis, FBLA Treasurer.



Chris Geraci presented a contribution to James Harris for Kids Church in the Park.



Ludrick Hidalgo presented a contribution to Malayne Sharp, Denham Springs Kiwanis for the Kiwanis Club Clay Shoot.


FGB Gives Back
001
Date 04/06/2023
PAY TO THE ORDER OF Dubach Elementary School
$200 00/xx
Two hundred dollars + 00
DOLLARS
Memo For a Great Cause
FIRST GUARANTY BANK

Cassie Roberson and Iesha Johnson, presented a contribution to Tiffany Curry, Principal for Dubach Elementary School's Teacher/Staff Appreciation week.



Jane Wear presented a contribution to Jivka Duke, Director for Community Music School.



Eric Dosch presented a contribution to Alexis Sterling, Calin Ardoin, Casey Rudolph for Ballin 4 Options.


ELTON

Chanyon Robinson presented a contribution to Katina Crochet, school secretary to the Elton Elementary School.

Below: Gretchen Meaux presented a contribution to the Abbeville Fire Department.


ABBEVILLE FIRE DEPT.
HAZ-MAT


Tangi's
Only
FGB.NET

Sarah Sheridan presented a contribution to Sarah Warthan for New Orleans Mission on the Rescue Nola event.


HONOR
HOWDY PARTNERS!
FGB Gives Back
Forest Hill Jr. High
FIRST GUARANTY BANK Member FDIC

*Rachel Hazelton presented a contribution to Dr. Amber Eskew at Forest Hill Junior High for bleachers replacement.*


CARD!
JUST A GIRL
WHO LOVES

*Caroline Harville and Stacy Thompson presented a contribution to Susan Conly, Board member for Monterey Country Club.*


FGB Gives Back
001
Date May 30, 2023
PAY TO THE ORDER OF Boys & Girls Club of Acadiana
$5000.00
Five thousand and 00/100 DOLLARS
Memo For a Great Cause
FIRST GUARANTY BANK

*First Guaranty Bank Abbeville Branch presented a contribution to Brian Ford of Boys & Girls Club of Acadiana.*


FGB IS

*Georgette Miller presented a contribution to Nikki Miller, Financial Secretary, for Jennings High School Awards Day Program.*



Matt Hudnall presented a contribution to Justyn Dixon, President, for North Louisiana Economic Partnership.



Kristin Williams presented a contribution to members of the Parent Teacher Organization along with students of Hammond Eastside for the Parent Teacher Organization at Hammond Eastside Magnet School.


AMERICA'S
BEST
FGB Gives Back
001
Date 02/13/2023
PAY TO THE ORDER OF LPSO
$ 500.00/xx
Five Hundred dollars + 00
DOLLARS
Memo For a Great Cause
FIRST GUARANTY BANK

Jeremy Dubose presented a contribution to Sgt. Iris Winston with Lincoln Parish Sheriff's Department for the Senior Expo.



Brenda Briscoe presented a contribution to Rick Wyatt for the Garland Future Farmers of America program.

Below: First Guaranty Bank contributed to Hammond Firefighter's 9/11 Memorial Run. (L-R): Coy Baham, Eli Brignac, Jamie Hammons, Kristin Williams, Frank "Tony" Patti, Jacob Lee, Lauren Lee, Matt Bazile, Quenton Cornelious.





Roxane Williams presented a contribution to Tomyka Rivera-Ayala of Amite High for Amite High Magnet School PTO.


HOWDY!
PARTNERS

First Guaranty Bank contributed to Homer High School FBLA for the FBLA State Conference. (L-R): David Robinson, FBLA Chapter Advisor, Debbie Spigener, Brendon Harris, FBLA Chapter President and Senior.



Kristin Williams presented a contribution to Amber Andrews, Deputy Director/Programs Director, and Melinda Edwards, Office Manager, for Chappapeela Sports Park Easter event.



First Guaranty Bank presented a contribution to the Veterans of Foreign Wars Post 3652. (L-R): Albert "Bert" Cusimano Sr. Commander, Randy Vicknair, Brian Bonanno, Quartermaster, and Jeff Crownover, Fundraising Chairman.


DUBACH ELEMENTARY SCHOOL
FGB Gives Back
FIRST GUARANTY BANK

Jeremy Duboise presented a contribution to Ms. Curry and Ms. Crane for Dubach Elementary School.



Jason Wilson presented a contribution to Dr. Ann Carruth, DNS, RN, Dean, College of Nursing and Health Sciences at Southeastern Louisiana University for the Canines and Cupcakes event.



Crystal Ward presented a contribution to Jarvis A Lewis, Director of Government Affairs for Louisiana Housing Corporation's annual housing conference.



First Guaranty Bank presented a contribution to the City of Hammond for Back to School Bash. (L-R): Guy Recotta, Clerk of Court/Juvenile Services Director City Court of Hammond, Mayor Pete Panepinto, Kristin Williams, Judge Britain Sledge, Sarah Sheridan, Alton Lewis.



Philip Jeanfreau presented a contribution to Katie Addison, and Katie Fletcher for the Ponchatoula Wavettes at Ponchatoula High School.



Amanda Barnett presented a contribution to Colleen Scarle, President for the Northshore Arts Foundation Arts in Bloom event

Below: First Guaranty Bank presented a contribution to North Caddo Medical Center Foundation for telemedicine workstations for 5 local schools in our area. (L-R): Missy Moore: Board Member, Heather Courtney: NCMC Foundation Chairwoman, Glenda Graham, Mary Coil: NCMC Marketing Director, Daniel Loe, Caroline Harville, Shane Hughes, David Jones: NCMC CEO, Dakota Robinson: NCMC CFO, Kourtney Tyson: NCMC Foundation Executive Director, Tina Gay, Britney Stringham: NCMC Admin Assistant and Stacy Thompson.


FGB Gives Back
NCMC Foundation
$50,000.00
Fifty Thousand
DOLLARS
FIRST GUARANTY BANK
For a Great Cause



Jason Wilson and Kristin Williams presented a contribution to Ryan Barker, Director for Chappapeela Sports Park.


AMERICA'S
BEST
AMERICA'S
BEST
FIRST

Amanda Crochet presented a contribution to Clare Coleman for Jeff Davis Parish Public Library.



Caroline Harville presented a contribution to Jason Beasley, President for the Vivian Athletic Association.



Greg Prudhomme presented a contribution to Avoyelles Public Charter School.



Caroline Harville and Stacy Thompson presented a contribution to Chief Joey Ryan for the Vivian Fire Department.


PONCHATOULA
BASKETBALL

Denise Fletcher presented a contribution to the Coach Tom Taylor for the PHS Boys Basketball team.


FANATICAL BANKING NEEDS FANATICAL BANKERS
FGB Gives Back
001
Date 4-14-23
PAY TO THE ORDER OF Laurel Elementary
$100.00
One hundred and 00/100
DOLLARS
FIRST GUARANTY BANK
Memo For a Great Cause

Ashley White presented a contribution to Amy McCray, Paraeducator and Amber Justice, Paraeducator to Laurel Elementary School.


ELTON HIGH SCHOOL INDIANS

First Guaranty Bank presented a contribution to Elton Jr. High School Beta Club. (L-R): Mylee Chevallier, Beta Member, Kayla McKay, Beta Sponsor, Caitlin McKay, Beta Member and Georgette Miller.



Cheryl Brumfield presented a contribution to Chad Thompson, Chief Financial Officer and Lisa Bruhl, Chief Executive Officer for the Lallie Kemp Foundations Board Gala.



Alton Lewis and Desiree Simmons presented a contribution to Lynn Horgan, Director of Development, University Advancement for Southeastern Louisiana University Partner Sponsor.

Below: First Guaranty Bank presented a contribution to LHSAA Soccer and Basketball Sponsorship. (L-R): Melissa Bordelon, President and CEO Tangipahoa Chamber; Hammond Mayor Pete Panepinto; Alton Lewis; Parish President Robby Miller; Guy Recotta, Clerk of Court/Judicial Administrator, City Court of Hammond; Carla Tate, Executive Director Tangipahoa Parish Convention & Visitor Bureau; Scott Nunez, University Center Director; Andrew Bechac, Deputy Director of Athletics, Southeastern Louisiana University.


FGB



Randy Vicknair presented a contribution to Karley Fontenot, Events and Stewardship Coordinator of University Advancement for the Chef's Evening Sponsorship.


HOWDY
NAACP
NAACP

Corinne Forbes presented a contribution to Gwendolyn Daniels- Corporate Sponsor Chair for NAACP Freedom Fund Brunch & Silent Auction.


Tangi's
Only

Brandi Steffek presented a contribution to Sherice Hurst, Assistant Principal at Natalbany Middle School for the PBIS program.



First Guaranty Bank presented a contribution to North Caddo High School for their Senior Crawfish Boil. (L-R): Caroline Harville, Annie Cherry, Principal, Maggie Reger Senior class officer, Dakota Roberts, Senior class officer, Philippe Sanders, Senior class officer, Donna Pannell, Senior class sponsor, Stacy Thompson.


AMERICA'S

First Guaranty Bank presented a contribution to Welsh High School for the Safe & Sober Graduation event. (L-R): Taylor Benoit, Grant Daigle, Georgette Miller, Carson Hall, Phoebe Boudreaux.


HAMMOND
BASEBALL

Luke Varisco presented a contribution to Baseball Head Coach Michael Rutland, for Hammond High Baseball.


AMERICA'S
FGB Gives Back
001
Date June 8, 2023
PAY TO THE ORDER OF
LAUNCH
$10,000.00
Ten Thousand and no/xx
DOLLARS
Memo For a Great Cause
FIRST GUARANTY BANK

First Guaranty Bank presented a contribution to Launch event 2023. Front (L-R) Summer Alessi, Launch Gala Committee Member, Angela Wales, Dr. Chantelle Varnado, Launch Director, Kendra Fairburn, Kylie Sibley. Back (L-R): Ludrick Hidalgo, Joy Christman, Sheila Lofton.



Lee Ann Sibley presented a contribution to Suzanne Miller for the Tangipahoa Parish Sheriff's Office Annual Rodeo.


IN GOD WE TRUST

First Guaranty Bank contributed to the Back to School Bash for the Independence Leadership Academy. (L-R): Melanie Johnston, Assistant Principal, David Tucker, Crimestoppers, Jamie Mills, Principal, Cheryl Brumfield.

Below: First Guaranty Bank presented a contribution to Ace of Hearts Foundation. Front: Asher "Ace" Bergeron. Back: (L-R): Stephen Alexander, Treasurer, Scott Schilling, Trevor Bergeron, Wesley Wilson, President.


Tangi's
Ace of Hearts Foundation



Cheryl Brumfield presented a contribution to Andrew Truxillo, Chairperson for the Italian Festival.


United Way
United Way

First Guaranty Bank presented a contribution to United Way of Harrison and Doddridge Counties. (L-R): Betty Watty, Brock Malcolm, Wayne Worth, Jason Turner, Lisa Musgrave, Wendy Wayne.



Kristin Williams presented a contribution to Jodee Hoover, Executive Director and Donna Olivia, Administer, for Hospice Gala.


FOULS
TOL
FGB
001
Date 5/24/23
PAY TO THE ORDER OF DISD
$1,000.00
One Thousand Dollars xx/100 DOLLARS
FIRST GUARANTY BANK
Memo For a Great Cause

First Guaranty Bank presented a contribution to Denton High School for the Senior Awards Banquet. (L-R): Lt. Col Robert C West Jr., (Ret), USAF and Senior Aerospace Science Instructor, Heather Kirk, Bookkeeper, and Leslie Hinzman.


EXIT

Desiree Simmons presented a contribution to Delmas Dunn, President of TAAHM Board, Belinda Trepagnier, TAAHM Benefit Co Chair, and Guy Recotta, Clerk of Court/Juvenile Services Director City Court of Hammond, for the Tangipahoa Parish African American Heritage Museum benefit.



Alton Lewis presented Mayor Pete Panepinto a contribution for the City of Hammond's Fourth of July Fireworks celebration.


AMERICA'S
BEST
MALL BA
AMERICA'S
BEST
BANKS
Newsweek
FIRST
GUARANT
BANK

First Guaranty Bank contributed to the Independence Volunteer Fire Department for the Smokin' on the Tracks BBQ Competition. (L-R): Taylor Hastings, Firefighter IVFD, Roy Shar, District Fire Chief, Peggy Garon, Cheryl Brumfield, Chris McKinney, Captain of IVFD, John Polito, Fire Chief IVFD.


FGB Gives Back
001
Date 07/18/23
PAY TO THE ORDER OF Union Parish High School $250 00/xx
two hundred fifty dollars + 00 DOLLARS
FIRST GUARANTY BANK
Memo For a Great Cause

Jeremy Duboise presented a contribution to Brooke Hancock, FFA Advisor for Union Parish High School.


FIRST
GUARAN

Kristi Harmon presented a contribution to Charlotte Moczygemba, Development Director, for Bossier Chamber of Commerce's Bossier Youth Leadership.



Vanessa Drew presented a contribution to Melissa Griffin, Executive Director for Hammond Regional Arts Center for the Brews Art Festival.

Below: Casie Qualls and Jesper Kvist presented a contribution to the Amite and Jewel Sumner High School's students for the Tangipahoa Parish School Board's Talented Theatre Program.





Melinda Fontenot presented a contribution to Fire Chief Dana Smith for Simmesport Volunteer Fire Department.


A Quality Education for a Quality Life.
2017-2018
2020
2021
National BETA
FGB Gives Back
001
Date 02/22/2023
PAY TO THE ORDER OF CHS
$ 250.00/xx
Two Hundred fifty dollars + 00
DOLLARS
Memo For a Great Cause
FIRST GUARANTY BANK

Jeremy Dubose presented a contribution to Chris Jones, Assistant Principal at Choudrant High School for the 2023 Junior and Senior prom.



Lauren Lee presented a contribution to Amber Andrews, Deputy Director/Programs Director and Samantha Carson, Program Specialist, for Back to School Bash at Chappapeela Sports Park.



Caroline Harville presented a contribution to Toni Thompkins, President of the Vivian Black History Parade Organization.



Cheryl Brumfield presented a contribution to Lisa Paine, Chairperson, for the Independence Sicilian Heritage Festival.



First Guaranty Bank presented a contribution to Tangipahoa Government for the K.E.Y.S. Alliance Youth Leadership run event. (L-R): Gaylin Mull, Jeannette Ernst, Taylor Addison, Rylie Butler


EXIT

Desiree Simmons presented a contribution to Jay Artigues, Athletic Director and Allie Crain, Assistant to the Athletic Director for Development, for Southeastern Louisiana University Athletics.


$0
BALANCE TRANSFER FEE
0%
BALANCE TRANSFER
Member FDIC
Pay

Caroline Harville presented a contribution to Toy Ward for the Ladies Auxiliary of Bowen Holland Post 141 American Legion.


EXIT

First Guaranty Bank presented a contribution to FeLions for Salute the Lions. (L-R): Peggy Hoover, Suzanne Gautier, Rita Bertolino, Christy Wells, Jan Labbe, Randi Matthews.

Below: First Guaranty Bank contributed to Town of Cheneyville. (L-R): Tiffany Lemoine, Cynthia Wyatt, Liz Lemoine, Mayor Derrick Johnson, Ronny Green, Colleen McGehee.


FUNDS AVAILABILITY POLICY
FGB Gives Back
Town of
Cheneyville, La
FIRST GUARANTY BANK
Member FDIC


FOOD BANK

Kristin Williams presented a contribution to John Hair, Executive Director for Our Daily Bread.


Lady Hornet

Donna Hodges presented a contribution to Katie Landry and Bailey Derveloy for Albany High School Softball.



Chris Geraci presented a contribution to Antonio Richardson, Baseball Coach for Kentwood High School's baseball and track program.



Vanessa Drew presented a contribution to Jim Winter and Angelle Reeves for the Columbia Theatre.


GUARD
NATIONAL GUARD
GUARD
NATIONAL GUARD
GUARD

Amiee Gervais presented a contribution to the 2022 PHS Lady Wave Basketball State 5A Champions.



*Chanyon Robinson presented a contribution to Chuck LeJeune, President for Leadership Excel for the Annual Leadership Program.*



*Jeannette Ernst presented a contribution to Thomas Levatino for the 4th Annual A Night in Little Italy "sotto le Stelle" meaning, Under the Stars celebration by the Independence Italian Cultural Museum.*



*Vanessa Drew presented a contribution to Courtney Lewis, CEO, and D. Scott Vaughan, CFO, for Unbranded.*

*Below: First Guaranty Bank contributed to Lewis County Recreation Park. (L-R): Jodie Collier, Alton Lewis, Tammy Highfield, Ashley White, Marty Cole, Jack Lykins, Lewis Co. High School principal, Nate Stone, Teacher at Lewis Co. High.*


FGB Gives Back
MAKING A DIFFERENCE, ONE COMMUNITY AT A TIME IS AT THE HEART OF WHAT WE DO AT FGB
FGB Gives Back
001
Date 1-17-23
PAY TO THE ORDER OF Lewis Co Recreational Park
$10,000.00
Ten thousand and 00/100
DOLLARS
Memo For a Great Cause
FIRST GUARANTY BANK

## A

City of Abbeville – Fire Department
A.D. Sutton & Sons, Inc. – Back to School Bash Supply Kits
Ace of Hearts Foundation – Golf Scramble Fundraiser
Airline High Basketball – Digital Marquee
Airline High Softball – Lady Vikings Outfield Sign
Albany High School – Softball Team Platinum Sponsor
Alexandria Mardi Gras Association, Inc. – Mardi Gras Parade
ALSAC/St. Jude's Hospital – St. Jude Dream Home, Bossier City, LA
American Heart Association, Inc. – Red for Women
American Legion Post #47 – Louisiana Girls State
American Legion Post #141 – Louisiana Girls State
Amite Chamber of Commerce
Amite High School – PTO's Spring Fling Fundraiser
Amite Oyster Festival – Pearl Sponsor
Arts and Humanities Council for Avoyelles – Avoyelles Arts & Music Fest
Ascension Chamber of Commerce – Gold Sponsor
Associated Builders & Contractors – Pelican Chapter Membership
Avoyelles High School – Baseball Turf and Base Installation
Avoyelles Parish School Board – Avoyelles High Spirit Team, Avoyelles High Softball Team Diamond Sponsor, Lady Mustang Basketball Playoff Expenses, Marksville High Softball Team
Avoyelles Public Charter School – Championship Rings, Basketball Championship Rings, Project Graduation

## B

B1 Foundation – Breaking the Lending Code Seminars
Baton Rouge Area Chamber – Young Professional Summit
Benton High School – Boys Soccer Gold Level Sponsor, Project Graduation
Black History Parade Organization
Bordelonville Volunteer Fire Department - BBQ Dinner Fundraiser
Bossier Chamber of Commerce – Salute to Community Heroes, Bossier Youth Leadership
Bossier High School – State Championship Rings
Boy Scouts of America
Boys & Girls Club of Acadiana – Presenting Sponsor Celebrity Waiter Dinner
Bridgeport High School – Baseball Sponsor
Brother Bill's Helping Hand – Bullseye Sponsor Wild Grame West Dallas
Bunkie High School – Baseball Team Sign
Bunkie Rotary Club – Golf Tournament Sponsor

## C

CADA – Taste N Tell Sponsor
Caddo Parish Fire District #8 – Purchase Furniture for Fire House
Cedar Creek School – Cougar Baseball Outfield Sign
Chamber of Commerce Maysville and Mason County
Champions Rotary Club – Habitat for Humanity Denton County
Chanson, Inc. – Children's Choir
Choudrant High School – Junior/Senior Prom
Adam J. Christy – Feed the Roar Contribution Committee (Southeastern Louisiana University)
Claiborne Academy – Championship Golf Rings
Claiborne Chamber of Commerce – Annual Banquet Platinum Sponsors
Claiborne Charity, Inc. – Golf Classic Silver Sponsor
Claiborne Parish School Board – Jump Start Students Lunch
Claiborne Unite Foundation – Louisiana Legends Fest Special Court Sponsor
Coastal Conservation Association of Louisiana – Chapter Banquet Redfish Sponsor
College of Nursing and Health Sciences – Canines & Cupcakes Sponsor
Crimestoppers of Tangipahoa – Independence Back to School Bash and Murder Mystery Cabernet Sauvignon Sponsor
Crying Eagle Brewing Co. – Concert Series Silver Sponsor

## D

Denham Springs High School – Girls Basketball Sign in Hornsby Gym
City of Denton – Denton Active Adults Fair Silver Sponsor
City of Denton – Senior Center Denton Health Fair Sponsorship
Denton Independent School District – Senior Class Casino Night
Doyle High School – Baseball Team Sponsorship Sign
Dubach Restoration and Beautification Organization – Chicken Festival Sponsor and Tent Rental
Dubach School – Adopt-A-School, Elementary School Teacher/Staff Appreciation Week

## E

East Baton Rouge 4-H Foundation – Sporting Clay Tournament
Elton Elementary School – Partners in Education

## F

Forest Hill Junior High – Gym Bleachers
Friends of Bridgeport Recreation, Inc. – Inclusive Playground

## G

Giving Transformation for Opportunities Discover – Jump Start & Ready to Geaux School Supplies
Gujarati Samaj of Mississippi – Annual Banquet & Diwali Dinner Bronze Sponsor

## H

H20 Ministries – Housing for Aged-Out Foster Youths
Hammond Airshow Foundation, Inc. – Fall 2023 Presenting Sponsor
Hammond Area Recreation District 1 – Pole Banner Sponsor, Back to School Bash School Supplies, Easter Eggstravaganza, H.A.R.D. Summer Camp
Hammond BBQ, Inc. – Rib Sponsor
City of Hammond - Back to School Bash School Supplies, Camp Blue, Fireworks Display Sponsor
Hammond Eastside Magnet School – PTO Corporate Sponsor
Hammond Firefighters Association – 911 Memorial 5K Run Chief Sponsor
Hammond High Magnet School – Lady Tornado Volleyball Team Ace Sponsor, Torbotics World Competition, Special Ed Annual Field Day Sponsor, Baseball Sign
Hammond – Ponchatoula Sunriser Rotary – Chili Cookoff Blazing Sponsor
Hammond Regional Arts Center – 2023 Brews Arts Festival Entertainment Sponsor
Hammond VFW Post 3652 – First Annual Golf Tournament Front 9 Sponsor
Harrison County Chamber of Commerce – Annual Awards Dinner
Haynesville Dixie Youth Softball – All-Stars Tournament
Haynesville High School – FBLA State Conference
Haynesville Quarterback Club – Stadium Sign
Helping Hands Youth Center – Big Night of Bingo
Herbert S Ford Memorial Museum – Sustaining Membership
Hessmer Sports Club – Team Sponsor
Homer Golf Club – Tee Box Sign
Homer High School – Pelican Quarterback Club Sign, FBLA State Conference

## I

Independence Bowl Foundation – 2-Star General Corporate Sponsorship
Independence High School – 2023 Baseball Gameday Sign Sponsorship
Independence Sicilian Heritage – Pearl Sponsorship
Independence Summer Baseball – Boys & Girls Summer Program
Independence Volunteer Fire – Smokin' on the Tracks – Assistant Chief Sponsor

## J

Jeff Davis Chamber of Commerce – Diamond Level Sponsor
Jeff Davis Sheriff's Office – Annual Golf Tournament – Gold Sponsor
Jefferson Davis Parish Library – 2023 Summer Reading Program Sponsor
Jennings High School – PTO's Teacher Appreciation Week, Annual Awards Program, Tennis Team Sponsorship
Jewel M. Sumner High School – Football Team Sign
Junior Achievement of Greater Baton Rouge & Acadia – JA in a Day – Vermilion Parish, JA Leading Ladies Finance Park
Junior Achievement of Southeast Texas, Inc. – Katy School Golf Scramble
Junior Auxiliary of Tangipahoa – Flamingo Bingo

## K

Kaplan High School – Pirate Baseball Sign
Kentwood High Magnet School – Equipment Purchase, Annual Awards Banquet
Kentwood Rotary Club – Cam2 Golf Tournament Platinum Sponsor
Town of Kentwood – Annual Bookbag & School Supply
Kids Church in the Park – Summer Camp for 90 Children
Kiwanis Club of Denham Springs – Christmas Parade Snowman Sponsor, Clay Shoot (Team of 4 & Golf Cart)
Kiwanis Club of Denton – Taste of North Texas Children's Clinic Advocate Sponsor
Kiwanis Club of Hammond – Trivia Night

## L

L-36 A Warrior's Way – Gala Silver Sponsor

Lake Claiborne, Inc. = 4th of July Fireworks

Lallie Kemp Foundation - Gala Diamond Sponsor

Launch – Big Wig Gala Title Sponsor

Leadership Excel – Community Sponsor

Lewis County 4-H Council – 4-H Youth Camp Scholarship

Lewis County Lionbackers Booster Club, Inc. – Vanceburg Opening

Lewis County Little League – Major League Sponsor, Snack Shack Signage

Lewis County Recreational Park – Phase II Park Development Contribution

Lewis County School District - Lewis County Middle Cheerleading Team Uniforms, Lewis County High Football Stadium, Vanceburg Opening, Laurel Elementary Easter Activities, Pep Bus Sponsor for Boys Basketball Team to Regionals, Lewis County High Girls Softball Fence Banner, Central Elementary Boys Basketball Team Sponsor

Lewis County Shooting Sports Club, Inc. – Shooting Sports Banquet

Lincoln High School – Class of 2025 Gold Sponsor

Lincoln Parish Sheriff – Senior Expo Silver Sponsor

Livestock Committee of Garland – FFA Livestock Show Contribution

Livingston Chamber Foundation – Leadership Livingston Project, PAC CAN PLAY Amadeo

Livingston Council on Aging – Senior Christmas Stuff a Stocking

Loranger Dixie Baseball and Girls Softball – Sponsor 2 Teams 2023

Louisiana Association of Chiefs of Police – Annual Conference

Louisiana Bankers Association – Education Council Clay Shoot Event Sponsor

Louisiana Cattleman's Association – Annual Banquet Sponsor

Louisiana Corn Festival – Silver Sponsor

Louisiana Housing Corporation – Conference Silver Sponsor

Louisiana School Bus Operator Association – School Bus Drivers' Lunch & Gifts for 45

Louisiana Women in Agriculture – Sponsor

LSU Foundation – Commercial Banking Initiative

## M

Macon Graves Industrial LLC

Main Street Homer – Golf Tournament Sponsor

Mansura Chamber of Commerce – Cochon de Lait Festival Porky Sponsor

Marksville Chamber of Commerce – Mixer Sponsorship

Marksville High/Avoyelles Parish School Board – Marksville High Tiger Touchdown Club Platinum Sponsor, Baseball Field Sign

Mary Bird Perkins Cancer Center – Cancer Center of Hammond Balance Sponsor Geaux Yoga

Mater Dolorosa Catholic Church – Steak Dinner Bronze Sponsor

Corey Michelli – Sheriff of the Year

Monterey Country Club – Golf Tournament Corporate Sponsor, 1 Man, 1 Woman Entry Fees

Town of Mooringsport

Moreauville Sports Club – Little League Baseball Field

Moreauville Volunteer Fire Department – Annual Benefit Dinner

Morgantown Baseball League – Pony Baseball

## N

N Stitches Custom Monogramming – 2023 Strawberry Festival Open House

NAACP – Freedom Fund Brunch Corporate Silver Sponsor

Natalbany Middle School PBIS Program – Community Prayer Breakfast

Nesom Middle School – Basketball Team Sponsorship

New Orleans Mission, Inc. – Rescue NOLA Sapphire Sponsor

North Caddo Magnet High School – Annual Crawfish Boil & Splash Party Sponsor

North Caddo Medical Center Foundation - 5 Telemedicine Workstations Contribution

North Louisiana Economic Partnership – 2023 Annual Meeting Sponsor

Northshore Arts Foundation, Inc. – Arts in Bloom Sponsor

## O

Oak Forest Academy – Golf Tournament Business Sponsor

Operation Graduation Jennings – 2023 Jennings High

Options, Inc. – Ballin' 4 Options Presenting Sponsor

Our Daily Bread of Tangipahoa – Christmas Contribution

## P

Petra Foundation – Gala Ball Platinum Sponsor

Pi Beta Phi Foundation – In Memory of Harriet M. Cole

Plaucheville Softball League – Field Improvements

Ponchatoula Chamber of Commerce – Berries & Business Luncheon, Diamond Sponsor Membership

City of Ponchatoula – Live After Five Level 1 Sponsorship

Ponchatoula High School – Boys Basketball Championship Rings, 2023 Project Graduation, 2023 Seniors Breakfast, Wavette Spirit Sponsor,

Ponchatoula High School Band Boosters, Inc.

Ponchatoula Lions Club – Benefit Dinner

Ponchatoula Youth Basketball – 2 Team Sponsorship 9/10 Year Old Baseball & Softball

## R

Richard Murphy Hospice Foundation – Hospice Gala Rockafella Sponsor

Roseland Montessori School – Booster-Thon Color Fun Run

Rotary Club of Denton, Texas – 2023 Flag Program

Rotary Club of Hammond – Shamrock Run Starting/Finish Line Sponsor

## S

Sacred Heart Church – Vacation Bible School, New Water Fountain

St. Helena Council on Aging – November Bingo Lunch Sponsor

Shreveport Bossier African American Chamber – Annual Meeting Silver Sponsor

Simmesport Volunteer Fire Department – BBQ Lunch Fundraiser

Southeast Regional Officials Association – Golf Tournament RBI Sponsor

Southeastern Louisiana University – Junior Beta Club Sponsor

Southeastern Louisiana University Athletic Association – Champagne Bingo Table, 2022 Football Championship Rings, 2022 Volleyball Championship Rings, FE Lions - Salute the Lions Dinner Sponsor, Baseball Championship Rings

Southeastern Louisiana University Theatre for the Arts – Sponsorship, 23-24 Season Tickets

Southeastern Louisiana University Foundation – College of Business Partnership, Alumni Partner, SLU Giving Day, Community Music School Partnership, Southeastern Channel, Chef's Evening Platinum Sponsor

Southern University College of Business – Annual Gala on the Bluff Master Sponsorship

Special Olympics Louisiana – 2023 State Summer Games Sponsor

Student Organization for Aeronautic Robotic Research – SOARR Program

Summerfield High School – Spring Auction

## T

Take It Personal Gifts – Lake Charles High School Girls Softball Team T-Shirt Sponsor

Tangi Parish Government – Run Your Butts Off Color Run Gold Sponsor

Tangi Professionals Women's Organization – Woman Mean Business Conference Sponsor

Village of Tangipahoa – Pack the Sack Back to School Giveaway

Tangipahoa African American Heritage Museum – Annual Benefit Dinner Platinum Sponsor

Tangipahoa Chamber of Commerce – Chillin' with the Chamber Title Sponsor, LHSAA Basketball & Soccer State Tournament

Tangipahoa Parish School System – Talented Theatre Program

Tangipahoa Parish Sheriff – Mounted Division Rodeo-Bucking Chute Sponsor

Terzia's, Inc. – Chicken Festival Tent Rental

The Generals of Hope – Pink October Night of Hope Gala VIP Sponsor

The Italian Festival – Lasagna Sponsor

Tollesboro Lions Club – Main Pavilion Sponsor, Lions Club Show Sponsor of 2 Classes

Tunica-Biloxi Tribe of Louisiana – Governor's Cup for United Way Platinum Sponsor, Pow Wow Hawk Sponsor, After School Program

## U

Unbranded – Laser Removal of Marks on Sex Trafficking Victims

Union Parish School Board – FFA Convention Sponsor

United Health Foundation, Inc. – UHCPRO-AM Golf Tournament Eagle Sponsor

United Way of Harrison and Doddridge Counties – Mountaineer of Honor

United Way of Southeast Louisiana – Bank, Employees, and Directors Contributions

## V

Vanceburg Police Department – July Jubilee Celebration for Independence Day

Vivian Athletic Association – Title Sponsorship Banner

## W

Watermark CDC – Credit Counselor Meeting Representative Contribution

Welsh High School – Safe & Sober After Graduation Party

West Monroe West Ouachita Chamber of Commerce – 2023 Business Expo

**First Guaranty Bank contributions for community support exceeded $692,789 in 2023.**

# Banks Headquartered in Louisiana

Ranked by Asset Size as of December 31, 2023

| | | |
|---|---|---|
| 1 | Origin Bank | *Choudrant* |
| 2 | b1Bank | *Baton Rouge* |
| **3** | **First Guaranty Bank** | *Hammond* |
| 4 | Home Bank, National Association | *Lafayette* |
| 5 | Gulf Coast Bank and Trust Company | *New Orleans* |
| 6 | Red River Bank | *Alexandria* |
| 7 | Investar Bank, National Association | *Baton Rouge* |
| 8 | Citizens National Bank, N.A. | *Bossier City* |
| 9 | First American Bank and Trust | *Vacherie* |
| 10 | Crescent Bank & Trust | *New Orleans* |
| 11 | Sabine State Bank and Trust Company | *Many* |
| 12 | JD Bank | *Jennings* |
| 13 | Synergy Bank | *Houma* |
| 14 | Fidelity Bank | *New Orleans* |
| 15 | First Federal Bank of Louisiana | *Lake Charles* |
| 16 | Liberty Bank and Trust Company | *New Orleans* |
| 17 | First National Banker's Bank | *Baton Rouge* |
| 18 | Resource Bank | *Covington* |
| 19 | BOM Bank | *Natchitoches* |
| 20 | The Evangeline Bank and Trust Company | *Ville Platte* |
| 21 | Community Bank of Louisiana | *Mansfield* |
| 22 | Progressive Bank | *Monroe* |
| 23 | Century Next Bank | *Ruston* |
| 24 | Jonesboro State Bank | *Jonesboro* |
| 25 | Community First Bank | *New Iberia* |
| 26 | Concordia Bank & Trust Company | *Vidalia* |
| 27 | United Community Bank | *Raceland* |
| 28 | South Louisiana Bank | *Houma* |
| 29 | Home Federal Bank | *Shreveport* |
| 30 | Metairie Bank & Trust Company | *Metairie* |
| 31 | Cross Keys Bank | *Saint Joseph* |
| 32 | First National Bank of Louisiana | *Crowley* |
| 33 | Delta Bank | *Vidalia* |
| 34 | Homeland Federal Savings Bank | *Columbia* |
| 35 | Gibsland Bank & Trust Company | *Gibsland* |
| 36 | Rayne State Bank & Trust Company | *Rayne* |
| 37 | Gulf Coast Bank | *Abbeville* |
| 38 | Cottonport Bank | *Cottonport* |
| 39 | The First National Bank of Jeanerette | *Jeanerette* |
| 40 | Fifth District Savings Bank | *New Orleans* |
| 41 | Citizens Bank & Trust Company | *Plaquemine* |
| 42 | Merchants & Farmers Bank & Trust Company | *Leesville* |
| 43 | Louisiana National Bank | *Ruston* |
| 44 | Farmers-Merchant Bank & Trust Company | *Breaux Bridge* |
| 45 | M C Bank & Trust Company | *Morgan City* |
| 46 | The Bank | *Jennings* |
| 47 | Bank of Zachary | *Zachary* |
| 48 | Guaranty Bank & Trust Company of Delhi, Louisiana | *Delhi* |
| 49 | First National Bank in Deridder | *Deridder* |
| 50 | City Bank & Trust Co. | *Natchitoches* |
| 51 | Southern Heritage Bank | *Jonesville* |
| 52 | Bank of Commerce & Trust Co. | *Crowley* |
| 53 | Lakeside Bank | *Lake Charles* |
| 54 | Patterson State Bank | *Patterson* |
| 55 | Winnsboro State Bank & Trust Company | *Winnsboro* |

| | | |
|---|---|---|
| 56 | Bank of St. Francisville | *Saint Francisville* |
| 57 | Guaranty Bank and Trust Company | *New Roads* |
| 58 | American Bank | *Covington* |
| 59 | CLB The Community Bank | *Jonesville* |
| 60 | Bank of Coushatta | *Coushatta* |
| 61 | Citizens Savings Bank | *Bogalusa* |
| 62 | Washington State Bank | *Washington* |
| 63 | Commercial Capital Bank | *Delhi* |
| 64 | St. Landry Bank and Trust Company | *Opelousas* |
| 65 | Hibernia Bank | *New Orleans* |
| 66 | Citizens Progressive Bank | *Winnsboro* |
| 67 | Catalyst Bank | *Opelousas* |
| 68 | American Bank & Trust Company | *Opelousas* |
| 69 | Caldwell Bank & Trust Company | *Columbia* |
| 70 | Franklin State Bank & Trust Company | *Winnsboro* |
| 71 | Marion State Bank | *Marion* |
| 72 | Landmark Bank | *Clinton* |
| 73 | Simmesport State Bank | *Simmesport* |
| 74 | First National Bank USA | *Boutte* |
| 75 | Plaquemine Bank & Trust Company | *Plaquemine* |
| 76 | Bank of Abbeville & Trust Company | *Abbeville* |
| 77 | Currency Bank | *Oak Grove* |
| 78 | Bank of Sunset and Trust Company | *Sunset* |
| 79 | Citizens Bank & Trust Company | *Covington* |
| 80 | Anthem Bank & Trust | *Plaquemine* |
| 81 | Tensas State Bank | *Newellton* |
| 82 | Heritage Bank of St. Tammany | *Covington* |
| 83 | South Lafourche Bank & Trust Company | *Larose* |
| 84 | Exchange Bank and Trust Company, Natchitoches, Louisiana | *Natchitoches* |
| 85 | Citizens Bank & Trust Company of Vivian, Louisiana | *Vivian* |
| 86 | Farmers State Bank & Trust Co. | *Church Point* |
| 87 | Vermilion Bank & Trust Company | *Kaplan* |
| 88 | Bank of Winnfield & Trust Company | *Winnfield* |
| 89 | Feliciana Bank & Trust Company | *Clinton* |
| 90 | Colfax Banking Company | *Colfax* |
| 91 | State Bank & Trust Company | *Golden Meadow* |
| 92 | Mississippi River Bank | *Belle Chasse* |
| 93 | Progressive National Bank | *Mansfield* |
| 94 | Bank of Erath | *Erath* |
| 95 | Eureka Homestead | *Metairie* |
| 96 | Bank of Oak Ridge | *Oak Ridge* |
| 97 | Hodge Bank & Trust Company | *Hodge* |
| 98 | Bank of Louisiana | *New Orleans* |
| 99 | Peoples Bank | *Chatham* |
| 100 | Sicily Island State Bank | *Sicily Island* |
| 101 | Beauregard FSB | *Deridder* |
| 102 | The Bank of Commerce | *White Castle* |
| 103 | Bank of Gueydan | *Gueydan* |
| 104 | Jackson Parish Bank | *Jonesboro* |
| 105 | Basile State Bank | *Basile* |
| 106 | Abbeville Building & Loan (A State-Chartered Savings Bank) | *Abbeville* |
| 107 | Rayne Building and Loan Association | *Rayne* |
| 108 | The Mer Rouge State Bank | *Mer Rouge* |
| 109 | Mutual Savings and Loan Association | *Metairie* |

# FDIC Community Banks in Louisiana

Ranked by Asset Size as of December 31, 2023

| | | |
|---|---|---|
| **1** | **First Guaranty Bank** | *Hammond* |
| 2 | Gulf Coast Bank and Trust Company | *New Orleans* |
| 3 | Red River Bank | *Alexandria* |
| 4 | Citizens National Bank, N.A. | *Bossier City* |
| 5 | First American Bank and Trust | *Vacherie* |
| 6 | Crescent Bank & Trust | *New Orleans* |
| 7 | Sabine State Bank and Trust Company | *Many* |
| 8 | JD Bank | *Jennings* |
| 9 | Synergy Bank | *Houma* |
| 10 | Fidelity Bank | *New Orleans* |
| 11 | First Federal Bank of Louisiana | *Lake Charles* |
| 12 | Liberty Bank and Trust Company | *New Orleans* |
| 13 | Resource Bank | *Covington* |
| 14 | BOM Bank | *Natchitoches* |
| 15 | The Evangeline Bank and Trust Company | *Ville Platte* |
| 16 | Community Bank of Louisiana | *Mansfield* |
| 17 | Progressive Bank | *Monroe* |
| 18 | Century Next Bank | *Ruston* |
| 19 | Jonesboro State Bank | *Jonesboro* |
| 20 | Community First Bank | *New Iberia* |
| 21 | Concordia Bank & Trust Company | *Vidalia* |
| 22 | United Community Bank | *Raceland* |
| 23 | South Louisiana Bank | *Houma* |
| 24 | Home Federal Bank | *Shreveport* |
| 25 | Metairie Bank & Trust Company | *Metairie* |
| 26 | Cross Keys Bank | *Saint Joseph* |
| 27 | First National Bank of Louisiana | *Crowley* |
| 28 | Delta Bank | *Vidalia* |
| 29 | Homeland Federal Savings Bank | *Columbia* |
| 30 | Gibsland Bank & Trust Company | *Gibsland* |
| 31 | Rayne State Bank & Trust Company | *Rayne* |
| 32 | Gulf Coast Bank | *Abbeville* |
| 33 | Cottonport Bank | *Cottonport* |
| 34 | The First National Bank of Jeanerette | *Jeanerette* |
| 35 | Fifth District Savings Bank | *New Orleans* |
| 36 | Citizens Bank & Trust Company | *Plaquemine* |
| 37 | Merchants & Farmers Bank & Trust Company | *Leesville* |
| 38 | Louisiana National Bank | *Ruston* |
| 39 | Farmers-Merchant Bank & Trust Company | *Breaux Bridge* |
| 40 | M C Bank & Trust Company | *Morgan City* |
| 41 | The Bank | *Jennings* |
| 42 | Bank of Zachary | *Zachary* |
| 43 | Guaranty Bank & Trust Company of Delhi, Louisiana | *Delhi* |
| 44 | First National Bank in Deridder | *Deridder* |
| 45 | City Bank & Trust Co. | *Natchitoches* |
| 46 | Southern Heritage Bank | *Jonesville* |
| 47 | Bank of Commerce & Trust Co. | *Crowley* |
| 48 | Lakeside Bank | *Lake Charles* |
| 49 | Patterson State Bank | *Patterson* |
| 50 | Winnsboro State Bank & Trust Company | *Winnsboro* |
| 51 | Bank of St. Francisville | *Saint Francisville* |
| 52 | Guaranty Bank and Trust Company | *New Roads* |
| 53 | American Bank | *Covington* |
| 54 | CLB The Community Bank | *Jonesville* |
| 55 | Bank of Coushatta | *Coushatta* |
| 56 | Citizens Savings Bank | *Bogalusa* |
| 57 | Washington State Bank | *Washington* |
| 58 | Commercial Capital Bank | *Delhi* |
| 59 | St. Landry Bank and Trust Company | *Opelousas* |
| 60 | Hibernia Bank | *New Orleans* |
| 61 | Citizens Progressive Bank | *Winnsboro* |
| 62 | Catalyst Bank | *Opelousas* |
| 63 | American Bank & Trust Company | *Opelousas* |
| 64 | Caldwell Bank & Trust Company | *Columbia* |
| 65 | Franklin State Bank & Trust Company | *Winnsboro* |
| 66 | Marion State Bank | *Marion* |
| 67 | Landmark Bank | *Clinton* |
| 68 | Simmesport State Bank | *Simmesport* |
| 69 | First National Bank USA | *Boutte* |
| 70 | Plaquemine Bank & Trust Company | *Plaquemine* |
| 71 | Bank of Abbeville & Trust Company | *Abbeville* |
| 72 | Currency Bank | *Oak Grove* |
| 73 | Bank of Sunset and Trust Company | *Sunset* |
| 74 | Citizens Bank & Trust Company | *Covington* |
| 75 | Anthem Bank & Trust | *Plaquemine* |
| 76 | Tensas State Bank | *Newellton* |
| 77 | Heritage Bank of St. Tammany | *Covington* |
| 78 | South Lafourche Bank & Trust Company | *Larose* |
| 79 | Exchange Bank and Trust Company, Natchitoches, Louisiana | *Natchitoches* |
| 80 | Citizens Bank & Trust Company of Vivian, Louisiana | *Vivian* |
| 81 | Farmers State Bank & Trust Co. | *Church Point* |
| 82 | Vermilion Bank & Trust Company | *Kaplan* |
| 83 | Bank of Winnfield & Trust Company | *Winnfield* |
| 84 | Feliciana Bank & Trust Company | *Clinton* |
| 85 | Colfax Banking Company | *Colfax* |
| 86 | State Bank & Trust Company | *Golden Meadow* |
| 87 | Mississippi River Bank | *Belle Chasse* |
| 88 | Progressive National Bank | *Mansfield* |
| 89 | Bank of Erath | *Erath* |
| 90 | Eureka Homestead | *Metairie* |
| 91 | Bank of Oak Ridge | *Oak Ridge* |
| 92 | Hodge Bank & Trust Company | *Hodge* |
| 93 | Bank of Louisiana | *New Orleans* |
| 94 | Peoples Bank | *Chatham* |
| 95 | Sicily Island State Bank | *Sicily Island* |
| 96 | Beauregard FSB | *Deridder* |
| 97 | The Bank of Commerce | *White Castle* |
| 98 | Bank of Gueydan | *Gueydan* |
| 99 | Jackson Parish Bank | *Jonesboro* |
| 100 | Basile State Bank | *Basile* |
| 101 | Abbeville Building & Loan (A State-Chartered Savings Bank) | *Abbeville* |
| 102 | Rayne Building and Loan Association | *Rayne* |
| 103 | The Mer Rouge State Bank | *Mer Rouge* |
| 104 | Mutual Savings and Loan Association | *Metairie* |


FGB CENTER

## ANNUAL MEETING
The Annual Meeting of Shareholders will convene at 2:00 PM Central Daylight Saving Time (CDT) on
Thursday, May 16, 2024 in the FGB Center
206 S. Orange Street
Hammond, LA 70403

## CORPORATE HEADQUARTERS
First Guaranty Square
400 East Thomas Street
Hammond, Louisiana 70401-3320
Telephone: (888) 375-3093

## SHAREHOLDER SERVICES
First Guaranty Bancshares, Inc.
Post Office Box 2009
Hammond, Louisiana 70404-2009
Contact: Vanessa R. Drew
Telephone: (985) 375-0343
Email: investorrelations@fgb.net

## CERTIFIED PUBLIC ACCOUNTANTS
Griffith, DeLaney, Hillman & Lett
Ashland, Kentucky

## FINANCIAL AND GENERAL INFORMATION
Persons seeking financial or other information about the Company are invited to contact:

Eric J. Dosch
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Post Office Box 2009
Hammond, Louisiana 70404-2009
Telephone: (985) 375-0308

## NOTICE TO SHAREHOLDERS
A copy of the First Guaranty Bancshares, Inc. Annual Report filed on Form 10-K with the U.S. Securities and Exchange Commission can be accessed through the Company's website at www.fgb.net or is available without charge by writing.


AMERICA'S
BEST
SMALL BANK
FGB
FIRST GUARANTY BANK

# Management's Discussion and Analysis of Financial Condition and Results of Operations

*The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report on Form 10-K. A discussion regarding significant changes in our financial condition from December 31, 2021 to December 31, 2022 and our results of operations for the year ended December 31, 2021 can be found under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 16, 2023, which is available on the SEC's website at www.sec.gov and First Guaranty's website, www.fgb.net This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under "Forward-Looking Statements," "Risk Factors" and elsewhere in this Annual Report on Form 10-K, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.*

## Overview

First Guaranty Bancshares is a Louisiana corporation and a financial holding company headquartered in Hammond, Louisiana. Our wholly-owned subsidiary, First Guaranty Bank, a Louisiana-chartered commercial bank, provides personalized commercial banking services primarily to Louisiana and Texas customers through 36 banking facilities primarily located in the MSAs of Hammond, Baton Rouge, Lafayette, Shreveport-Bossier City, Lake Charles and Alexandria, Louisiana and Dallas-Fort Worth-Arlington, Waco, Texas and Mideast markets in Kentucky and West Virginia. We emphasize personal relationships and localized decision making to ensure that products and services are matched to customer needs. We compete for business principally on the basis of personal service to customers, customer access to officers and directors and competitive interest rates and fees.

Total assets were $3.6 billion at December 31, 2023 and $3.2 billion at December 31, 2022. Total deposits were $3.0 billion at December 31, 2023 and $2.7 billion at December 31, 2022. Total loans were $2.7 billion at December 31, 2023, an increase of $229.6 million, or 9.1%, compared with $2.5 billion at December 31, 2022. Total shareholders' equity was $249.6 million and $235.0 million at December 31, 2023 and December 31, 2022, respectively.

Net income was $9.2 million and $28.9 million for the years ended December 31, 2023 and 2022, respectively. We generate most of our revenues from interest income on loans, interest income on securities, sales of securities, ATM and debit card fees and service charges, commissions and fees. We incur interest expense on deposits and other borrowed funds and noninterest expense such as salaries and employee benefits and occupancy and equipment expenses. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowings which are used to fund those assets. Net interest income is our largest source of revenue. To evaluate net interest income, we measure and monitor: (1) yields on our loans and other interest-earning assets; (2) the costs of our deposits and other funding sources; (3) our net interest spread and (4) our net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources. The decrease in net income was caused principally by a decrease in net interest income of $15.3 million and an increase in noninterest expense of $8.7 million, partially offset by a decrease in income tax expense of $4.8 million.

Changes in market interest rates and interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions, conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in Louisiana, Texas and our other out-of-state market areas. As the economy transitioned from an extended period of historically low interest rates to a period of higher interest rates in 2022-2023, we continue to evaluate our investments in interest-earning assets in relation to the impact such investments have on our financial condition, results of operations and shareholders' equity.

### Financial highlights for 2023 and 2022:

- Total assets increased $401.4 million, or 12.7%, to $3.6 billion at December 31, 2023 when compared with December 31, 2022. Total loans at December 31, 2023 were $2.7 billion, an increase of $229.6 million, or 9.1%, compared with December 31, 2022. Total deposits were $3.0 billion at December 31, 2023, an increase of $285.3 million, or 10.5% compared with December 31, 2022. Retained earnings were $68.0 million at December 31, 2023, a decrease of $8.4 million compared to $76.4 million at December 31, 2022. Shareholders' equity was $249.6 million and $235.0 million at December 31, 2023 and December 31, 2022, respectively.

- Net income for each of the years ended December 31, 2023 and 2022 was $9.2 million and $28.9 million, respectively.

- Earnings per common share were $0.62 for the year ended December 31, 2023 and $2.48 for the year ended December 31, 2022. Total weighted average common shares outstanding were 11,165,303 and 10,716,796 at December 31, 2023 and December 31, 2022, respectively.

- First Guaranty participated in the SBA Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The CARES Act authorized the SBA to guarantee loans under a new 7(a) loan program known as the PPP. As a qualified SBA lender, we were automatically authorized to originate PPP loans. The SBA will guarantee 100% of the PPP loans made to eligible borrowers and will forgive such loans. The program has been conducted in two phases which First Guaranty classifies as Round 1 loans (originated in 2020) and Round 2 loans (originated in 2021). As of December 31, 2023, First Guaranty had remaining Round 1 PPP loans of $0.1 million and Round 2 PPP loans of $2.8 million. $16,000 in PPP fees were recognized during 2023 compared to $1.3 million in PPP fees recognized in 2022.

- The allowance for credit losses was 1.13% of total loans at December 31, 2023 compared to 0.93% at December 31, 2022. The adoption of the CECL model under ASC 326 was the main component of the increase.

- The provision for credit losses totaled $3.7 million for 2023 and 2022.

- Net interest income for 2023 was $84.7 million compared to $100.0 million for 2022.

- Noninterest income for 2023 was $10.6 million compared to $11.0 million for 2022.

- The net interest margin was 2.69% for 2023 and 3.47% for 2022. First Guaranty attributed the decrease in the net interest margin to the increase in market interest rates that began in 2022 and continued through the third quarter of 2023 that increased the cost of liabilities. Loans as a percentage of average interest earning assets increased to 82.8% at December 31, 2023 compared to 79.8% at December 31, 2022.

- Investment securities totaled $404.1 million at December 31, 2023, a decrease of $47.4 million when compared to $451.5 million at December 31, 2022. Losses on the sale of securities were $0 for 2023 as compared to $17,000 for 2022. At December 31, 2023, available for sale securities, at fair value, totaled $83.5 million, a decrease of $48.0 million when compared to $131.5 million at December 31, 2022. At December 31, 2023, held to maturity securities, at amortized cost and net of the allowance for credit losses, totaled $320.6 million as compared to $320.1 million at December 31, 2022. A provision for credit losses on HTM securities of $0.1 million was recorded in the third quarter of 2023, and the allowance for credit losses for HTM securities was $0.1 million at December 31, 2023.

- Total loans net of unearned income were $2.7 billion at December 31, 2023 compared to $2.5 billion at December 31, 2022. Total loans net of unearned income are reduced by the allowance for credit losses which totaled $30.9 million at December 31, 2023 and $23.5 million at December 31, 2022. First Guaranty adopted ASC 326 effective January 1, 2023 and recorded a cumulative adoption adjustment to the allowance of $7.1 million.

- Nonaccrual loans increased $11.6 million to $25.2 million at December 31, 2023 compared to $13.6 million at December 31, 2022.

- First Guaranty adopted ASU 2016-13, "Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments." (CECL) effective January 1, 2023. The total adjustment for CECL was $10.0 million which includes $7.0 million for the ACL, $0.1 million for HTM securities, and $2.9 million for unfunded loan commitments. The $2.9 million for unfunded loan commitments is recorded in other liabilities.

- Return on average assets was 0.28% and 0.97% for the years ended December 31, 2023 and 2022, respectively. Return on average common equity was 3.36% and 13.64% for 2023 and 2022, respectively. Return on average assets is calculated by dividing net income by average assets. Return on average common equity is calculated by dividing net income by average common equity.

- Book value per common share was $17.36 as of December 31, 2023 compared to $18.84 as of December 31, 2022. Tangible book value per common share was $16.03 as of December 31, 2023 compared to $17.23 as of December 31, 2022. The decrease was due primarily to a decrease in retained earnings associated with the adoption of CECL, the recent issuances of new shares, and changes in accumulated other comprehensive income ("AOCI"). AOCI is comprised of unrealized gains and losses on available for sale securities, including unrealized losses on available for sale securities at the time of transfer to held to maturity.

- First Guaranty's Board of Directors declared cash dividends of $0.64 per common share in 2023 and 2022. First Guaranty has paid 122 consecutive quarterly dividends on its common stock as of December 31, 2023.

- First Guaranty paid preferred cash dividends of $2.3 million during 2023 and 2022.

- First Guaranty issued $20.0 million of common stock through two separate private placements during 2023.

- First Guaranty was a defendant in a lawsuit alleging overpayment on a loan related to a disputed interest rate. First Guaranty settled this lawsuit in February of 2023 for $0.6 million.

- On January 6, 2023, we entered into a definitive agreement to acquire Lone Star Bank, a Texas state-chartered bank with its main office in Houston, Texas. On July 10, 2023, First Guaranty, First Guaranty Bank, and Lone Star entered into a Mutual Termination Agreement and Release pursuant to which the parties mutually agreed to terminate the Merger Agreement. First Guaranty estimates that total costs associated with the Lone Star acquisition was approximately $0.5 million through December 31, 2023.

- On October 5, 2023, we entered into a Loan Agreement (the “Loan Agreement”) with Summit Community Bank, Inc. (“Lender”) pursuant to which Lender made (i) a term loan in the principal amount of $40.3 million (the “Term Loan”), and (ii) a revolving line of credit in the maximum principal amount of up to $20.0 million (the “Line of Credit,” and, together with the Term Loan, the “Loans”). The principal sum outstanding under the Term Loan will bear interest at a rate equal to the Prime Index Rate as published by the *Wall Street Journal*, reset quarterly, minus 0.50% per annum, with a floor of 4.49% per annum. The principal sum outstanding under the Line of Credit will bear interest at a rate equal to the Prime Index Rate as published by the *Wall Street Journal*, reset monthly, with a floor of 4.49% per annum. The principal amount due and payable under the Term Loan will be amortized over a period of forty (40) quarters and will be in quarterly installments of principal, plus accrued interest, with the final payment equal to the then-outstanding principal balance and all accrued and unpaid interest, penalties and fees due thereon due at maturity of October 5, 2033. Any outstanding amounts under the Line of Credit will be repaid with monthly installments of interest only, followed by a final payment equal to the then-outstanding principal balance and all accrued and unpaid interest, penalties and fees due thereon at maturity on October 5, 2024, unless renewed. The proceeds of the Term Loan were used to repay in full all outstanding amounts under the existing indebtedness from First Horizon Bank (formerly known as First Tennessee Bank National Association).

## Critical Accounting Estimates

Our consolidated financial statements are prepared to conform to generally accepted accounting principles in the United States and with predominant accounting practices within the banking industry. Certain critical estimates require judgment and estimates which are used in the preparation of the financial statements and accompanying notes.

We have identified the following critical accounting estimate that is critical to an understanding of our financial condition and results of operations.

*Allowance for Credit Losses.*

The allowance for credit losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. The allowance is based on management's evaluation of expected credit losses over the life of the loans in the portfolio, in accordance with ASC 326. The loan portfolio is divided into segments to evaluate expected losses. Loans that do not share risk characteristics with a segment are evaluated individually. Management estimates the allowance balance using available information such as past events, current conditions and reasonable forecasts. Adjustments to historical information are made using qualitative and qualitative factors developed by management.

The following are general credit risk factors that affect our loan portfolio segments. These factors do not encompass all risks associated with each loan category. Construction and land development loans have risks associated with interim construction prior to permanent financing and repayment risks due to the future sale of developed property. Farmland and agricultural loans have risks such as weather, government agricultural policies, fuel and fertilizer costs, and market price volatility. One- to four-family residential, multifamily, and consumer credits are strongly influenced by employment levels, consumer debt loads and the general economy. Non-farm non-residential loans include both owner-occupied real estate and non-owner occupied real estate. Common risks associated with these properties is the ability to maintain tenant leases and keep lease income at a level able to service required debt and operating expenses. Commercial and industrial loans generally have non-real estate secured collateral which requires closer monitoring than real estate collateral.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, and individually evaluated for impairment. For such loans that are also classified as individually evaluated for impairment, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the loan is lower than the carrying value of that loan. The general component covers non-classified loans and special mention loans and is based on historical loss experience adjusted for qualitative factors. Qualitative factors include analysis of levels and trends in delinquencies, nonaccrual loans, charge-offs and recoveries, loan risk ratings, trends in volume and terms of loans, changes in lending policy, credit concentrations, portfolio stress test results, national and local economic trends, industry conditions, and other relevant factors. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The allowance for credit losses on unfunded commitments represents expected credit losses over the contractual period for which First Guaranty is exposed to credit risk from a contractual obligation to extend credit. No allowance is recorded if there is an unconditional right to cancel the obligation. The allowance is reported as a component of Other Liabilities on the Consolidated Balance Sheets. Adjustments to the allowance for unfunded commitments are included in the provision for credit losses on the Consolidated Statements of Income.

## Financial Condition

*Assets.*

Our total assets were $3.6 billion at December 31, 2023, an increase of $401.4 million, or 12.7%, from total assets of $3.2 billion at December 31, 2022. Assets increased primarily due to increases in net loans of $222.2 million and cash and cash equivalents of $203.2 million, partially offset by a decrease in investment securities of $47.4 million at December 31, 2023 compared to December 31, 2022.

**TOTAL ASSETS**
*In Billions*



FGBI FORWARD
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2019
2020
2021
2022
2023

*Loans.*

Net loans increased $222.2 million, or 8.9%, to $2.7 billion at December 31, 2023 from $2.5 billion at December 31, 2022. Construction and land development loans increased $166.3 million principally due to advances on existing construction lines and new originations that was partially offset by the conversion of loans to permanent financing. Non-farm non-residential loan balances increased $52.9 million primarily due to new originations. One- to four-family loans increased $78.5 million primarily due to new originations. Farmland loans increased $7.7 million due to increases on agricultural loan commitments. Consumer and other loans increased $6.6 million primarily due to new originations. Agricultural loans increased $2.0 million primarily due to seasonal activity. Multifamily loans decreased $0.9 million primarily due to pay downs on the existing multifamily loan portfolio. Commercial lease loan balances decreased $32.2 million primarily due to pay downs on the existing lease portfolio. First Guaranty's commercial lease portfolio generally has higher yields than commercial real estate loans but shorter average lives. Commercial and industrial loans decreased $50.3 million primarily due to payoffs. SBA PPP loans totaled $2.8 million at December 31, 2023 compared to $5.9 million at December 31, 2022. These totals are included in commercial and industrial loans. Round 1 SBA PPP loans decreased from $2.0 million at December 31, 2022 to $0.1 million at December 31, 2023 due to SBA loan forgiveness and payments received. Round 2 SBA PPP loans decreased from $3.9 million at December 31, 2022 to $2.8 million at December 31, 2023 due to SBA loan forgiveness and payments received. First Guaranty had approximately 2.8% of funded and 2.0% of unfunded commitments in our loan portfolio to businesses engaged in support or service activities for oil and gas operations. First Guaranty's hotel and hospitality portfolio totaled $182.3 million at December 31, 2023. As part of the management of risks in our loan

portfolio, First Guaranty had previously established an internal guidance limit of approximately $200.0 million for its hotel and hospitality portfolio. First Guaranty had $375.7 million in loans related to our Texas markets at December 31, 2023 which was an increase of $41.8 million or 12.5% from $333.8 million at December 31, 2022. First Guaranty anticipates additional growth opportunities in Texas. First Guaranty had $278.1 million in loans related to our new Mideast markets in Kentucky and West Virginia at December 31, 2023 which was an increase of $67.2 million or 31.8% from $210.9 million at December 31, 2022. Syndicated loans at December 31, 2023 were $76.7 million, of which $23.9 million were shared national credits. Syndicated loans decreased $11.6 million from $88.3 million at December 31, 2022.

As of December 31, 2023, 74.0% of our loan portfolio was secured by real estate. The largest portion of our loan portfolio, at 37.9% as of December 31, 2023, was non-farm non-residential loans secured by real estate. As of December 31, 2023, approximately 45.8% of the loan portfolio was based on a floating rate tied to the prime rate, the Secured Overnight Financing Rate ("SOFR") or Treasury rates. 54.5% of the loan portfolio is scheduled to mature within five years from December 31, 2023. First Guaranty initiated a process to transfer any LIBOR indexed loans to alternative reference rates such as the prime rate or SOFR as LIBOR was discontinued for repricings after June 30, 2023.

Commercial real estate (“CRE”) has received increased regulatory scrutiny in recent quarters due to valuation concerns associated with the increase in market interest rates and the impact of the COVID-19 pandemic. First Guaranty has utilized enhanced risk management practices for CRE concentration analysis for several years. First Guaranty Bank’s credit department conducts an annual stress test for CRE related loans that is presented to the Bank’s board of directors. The stress test analyses the impact of changes in interest rates and cash flow on loan customers with credit exposures of $2.5 million or greater. First Guaranty generally requires personal guarantees on CRE loans. First Guaranty generally approves CRE loans with loan-to-values of 80% or less. First Guaranty also generally requires for construction related CRE loans that the borrower provides their equity contribution upfront before loan funds are advanced.

First Guaranty has diversified its CRE portfolio across both industries and geographic location. The following is a summary of the largest CRE related loans associated with hotel and motels, office properties, apartment complexes, healthcare related properties, and properties under construction as of December 31, 2023. The largest CRE loan secured by a hotel or motel totaled $21.1 million. The property is a flagged hotel located in Texas. The largest CRE loan secured by an office related property totaled $21.7 million and is located in West Virginia. The largest CRE loan secured by an apartment complex totaled $25.9 million and is located in Texas. The largest healthcare related loan is a $17.7 million property secured by an assisted living center located in Louisiana. The largest CRE loan under construction totaled $37.9 million for an apartment complex and is secured by a property located in Louisiana.

**FGB is**

**a resilient community bank.**

**FGB is**

**a balance-sheet focused, strong fortress bank.**

**FGB is**

**moving**

**FORWARD**

*Loan Portfolio Maturities.*

The following tables summarize the scheduled repayments of our loan portfolio at December 31, 2023. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments and scheduled principal amortization.

| | December 31, 2023 | | | | |
|---|---|---|---|---|---|
| | One Year or Less | More Than One Year Through Five Years | More Than Five Years Through Fifteen Years | After Fifteen Years | Total |
| | | | (in thousands) | | |
| **Real Estate:** | | | | | |
| Construction & land development | $ 63,230 | $ 134,139 | $ 110,357 | $ 91,709 | $ 399,435 |
| Farmland | 2,467 | 7,639 | 2,689 | 19,735 | 32,530 |
| 1- 4 family | 24,666 | 39,977 | 44,447 | 335,760 | 444,850 |
| Multifamily | 4,596 | 28,257 | 23,927 | 62,141 | 118,921 |
| Non-farm non-residential | 117,559 | 428,913 | 145,871 | 353,522 | 1,045,865 |
| **Total Real Estate** | **212,518** | **638,925** | **327,291** | **862,867** | **2,041,601** |
| **Non-Real Estate:** | | | | | |
| Agricultural | 14,739 | 6,554 | 8,738 | 10,977 | 41,008 |
| Commercial and industrial | 59,614 | 254,436 | 14,665 | 6,257 | 334,972 |
| Commercial leases | 71,908 | 207,205 | 6,302 | - | 285,415 |
| Consumer and other | 10,940 | 37,113 | 6,077 | 355 | 54,485 |
| **Total Non-Real Estate** | **157,201** | **505,308** | **35,782** | **17,589** | **715,880** |
| **Total Loans Before Unearned Income** | **$ 369,719** | **$ 1,144,233** | **$ 363,073** | **$ 880,456** | **$ 2,757,481** |
| Less: Unearned Income | | | | | (8,773) |
| **Total Loans Net Of Unearned Income** | | | | | **$ 2,748,708** |

The following table sets forth the scheduled repayments of fixed and adjustable-rate loans at December 31, 2023 that are contractually due after December 31, 2023.

| | Due After December 31, 2023 (in thousands) | | |
|---|---|---|---|
| | Fixed | Floating | Total |
| One year or less | $ 268,864 | $ 88,884 | $ 357,748 |
| One to five years | 782,754 | 357,981 | 1,140,735 |
| Over five to 15 years | 88,490 | 269,918 | 358,408 |
| Over 15 years | 334,337 | 541,066 | 875,403 |
| **Subtotal** | **$ 1,474,445** | **$ 1,257,849** | **$ 2,732,294** |
| Nonaccrual loans | | | 25,187 |
| **Total** | | | **$ 2,757,481** |

Included in floating rate loans are loans that adjust to a floating rate following an initial fixed rate period. The initial fixed rate periods are typically one, three, or five year periods.

*Non-performing Assets.*

Non-performing assets consist of non-performing loans and other real-estate owned. Non-performing loans (including nonaccruing troubled debt restructurings described below) are those on which the accrual of interest has stopped or loans which are contractually 90 days past due on which interest continues to accrue. Loans are ordinarily placed on nonaccrual status when principal and interest is delinquent for 90 days or more. However, management may elect to continue the accrual when the estimated net available value of collateral is sufficient to cover the principal balance and accrued interest. It is our policy to discontinue the accrual of interest income on any loan for which we have reasonable doubt as to the payment of interest or principal. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed. Nonaccrual loans are returned to accrual status when the financial position of the borrower indicates there is no longer any reasonable doubt as to the payment of principal or interest. Other real estate owned consists of property acquired through formal foreclosure, in-substance foreclosure or by deed in lieu of foreclosure.

The following table shows the principal amounts and categories of our non-performing assets at December 31, 2023 and 2022.

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (in thousands) | |
| **Nonaccrual loans:** | | |
| **Real Estate:** | | |
| Construction and land development | $ 530 | $ 225 |
| Farmland | 836 | 290 |
| 1- 4 family | 6,985 | 3,826 |
| Multifamily | 537 | - |
| Non-farm non-residential | 9,740 | 3,746 |
| **Total Real Estate** | **18,628** | **8,087** |
| **Non-Real Estate:** | | |
| Agricultural | 1,369 | 1,622 |
| Commercial and industrial | 1,581 | 819 |
| Commercial leases | 1,799 | 1,799 |
| Consumer and other | 1,810 | 1,239 |
| **Total Non-Real Estate** | **6,559** | **5,479** |
| **Total nonaccrual loans** | **25,187** | **13,566** |
| **Loans 90 days and greater delinquent & still accruing:** | | |
| **Real Estate:** | | |
| Construction and land development | - | 427 |
| Farmland | - | - |
| 1- 4 family | 124 | 332 |
| Multifamily | - | 157 |
| Non-farm non-residential | 14,711 | 103 |
| **Total Real Estate** | **14,835** | **1,019** |
| **Non-Real Estate:** | | |
| Agricultural | 57 | - |
| Commercial and industrial | 395 | 123 |
| Commercial leases | - | - |
| Consumer and other | - | - |
| **Total Non-Real Estate** | **452** | **123** |
| **Total loans 90 days and greater delinquent & still accruing** | **15,287** | **1,142** |
| **Total non-performing loans** | **$ 40,474** | **$ 14,708** |
| **Other real estate owned and foreclosed assets::** | | |
| **Real Estate:** | | |
| Construction and land development | 251 | - |
| Farmland | - | - |
| 1- 4 family | 309 | 113 |
| Multifamily | - | - |
| Non-farm non-residential | 690 | - |
| **Total Real Estate** | **1,250** | **113** |

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (in thousands) | |
| **Non-Real Estate:** | | |
| Agricultural | - | - |
| Commercial and industrial | - | - |
| Commercial leases | - | - |
| Consumer and other | - | - |
| **Total Non-Real Estate** | - | - |
| **Total other real estate owned and foreclosed assets** | 1,250 | 113 |
| **Total non-performing assets** | $ 41,724 | $ 14,821 |
| **Non-performing assets to total loans** | 1.52% | 0.59% |
| **Non-performing assets to total assets** | 1.17% | 0.47% |
| **Non-performing loans to total loans** | 1.47% | 0.58% |
| **Nonaccrual loans to total loans** | 0.92% | 0.54% |
| **Allowance for loan and lease losses to nonaccrual loans** | 122.79% | 173.36% |

For the years ended December 31, 2023 and 2022, gross interest income which would have been recorded had the non-performing loans been current in accordance with their original terms amounted to $1.2 million and $0.5 million, respectively. We recognized $0.3 million and $0.2 million of interest income on such loans during the years ended December 31, 2023 and 2022, respectively. For the years ended December 31, 2023 and 2022, gross interest income which would have been recorded had the troubled debt restructured loans been current in accordance with their original terms amounted to $0.1 million and $0.1 million, respectively. We recognized $0.1 million and $0.1 million of interest income on such loans during the years ended December 31, 2023 and 2022, respectively.

Non-performing assets were $41.7 million, or 1.17%, of total assets at December 31, 2023, compared to $14.8 million, or 0.47%, of total assets at December 31, 2022, which represented an increase in non-performing assets of $26.9 million. The increase in non-performing assets occurred primarily due to an increase in nonaccrual loans, 90 days or greater delinquent and still accruing, and other real estate owned. Nonperforming loans included loans previously classified as purchase credit deteriorated following the adoption of CECL.

Nonaccrual loans increased from $13.6 million at December 31, 2022 to $25.2 million at December 31, 2023. The increase in nonaccrual loans was concentrated primarily in non-farm non-residential, one- to four-family, commercial and industrial, and consumer and other loans. Non-performing assets included $1.9 million in loans with a government guarantee, or 4.45% of non-performing assets. These are structured as net loss guarantees in which up to 90% of loss exposure is covered.

At December 31, 2023 loans 90 days and greater delinquent and still accruing totaled $15.3 million, an increase of $14.1 million or 1,238.6% from $1.1 million at December 31, 2022. The increase in loans 90 days or greater delinquent and still accruing was concentrated primarily in non-farm non-residential, commercial and industrial, and agricultural loans.

Other real estate owned at December 31, 2023 totaled $1.3 million, an increase of $1.1 million from $0.1 million at December 31, 2022. The increase was primarily due to the addition of a $0.8 million non-farm non-residential property during the first quarter of 2023. This property was related to a loan that was on nonaccrual status at December 31, 2022.

At December 31, 2023, our largest non-performing assets were comprised of the following nonaccrual loans and 90 days or greater delinquent and still accruing loans: (1) a non-farm non-residential loan that totaled $13.6 million; (2) a non-farm non-residential loan that totaled $4.7 million; (3) a $2.1 million loan relationship that is classified as purchased credit deteriorated; (4) a commercial lease loan that totaled $1.8 million; and (5) a non-farm non-residential loan secured by a mobile home facility that totaled $1.3 million.

*Classified Assets.*

Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the FDIC to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified as "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific allowance for loan and lease losses is not warranted. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover losses that were both probable and reasonable to estimate. General allowances represent allowances which have been established to cover accrued losses associated with lending activities that were both probable and reasonable to estimate, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation

allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific allowances.

In connection with the filing of our periodic regulatory reports and in accordance with our classification of assets policy, we continuously assess the quality of our loan portfolio and we regularly review the problem loans in our loan portfolio to determine whether any loans require classification in accordance with applicable regulations. Loans are listed on the "watch list" initially because of emerging financial weaknesses even though the loan is currently performing as agreed, or delinquency status, or if the loan possesses weaknesses although currently performing. Management reviews the status of our loan portfolio delinquencies, by product types, with the full board of directors on a monthly basis. Individual classified loan relationships are discussed as warranted. If a loan deteriorates in asset quality, the classification is changed to "special mention," "substandard," "doubtful" or "loss" depending on the circumstances and the evaluation. Generally, loans 90 days or more past due are placed on nonaccrual status and classified "substandard."

We also employ a risk grading system for our loans to help assure that we are not taking unnecessary and/or unmanageable risk. The primary objective of the loan risk grading system is to establish a method of assessing credit risk to further enable management to measure loan portfolio quality and the adequacy of the allowance for loan and lease losses. Further, we contract with an external loan review firm to complete a credit risk assessment of the loan portfolio on a regular basis to help determine the current level and direction of our credit risk. The external loan review firm communicates the results of their findings to the Bank's audit committee. Any material issues discovered in an external loan review are also communicated to us immediately.

The increase in classified assets at December 31, 2023 as compared to December 31, 2022 was due to a $45.6 million increase in substandard loans and a $1.6 million increase in doubtful loans. The increase in substandard loans was primarily the result of the downgrade of one real estate secured loan relationship in the second quarter of 2023 with an aggregate principal balance of $36.5 million as of December 31, 2023. The loans are secured by shopping centers. While the loans are over collateralized based upon recent appraisals totaling $47.4 million, there is no certainty that the Bank will receive full repayment upon liquidation should that become necessary. The increase in doubtful loans was primarily the result of the downgrade of several loan relationships from substandard to doubtful. Special mention loans increased by $28.4 million in 2023. The increase in special mention loans was primarily the result of the downgrade of one commercial real estate loan from pass status to special mention totaling $15.0 million and the downgrade of one commercial lease loan relationship from pass status to special mention totaling $13.0 million.

*Allowance for Credit Losses.*

First Guaranty adopted FASB ASC Topic 326 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments” Update No. 2016-13 (“ASU 2016-13”). ASU 2016-13 on January 1, 2023. ASU 2016-13, referred to as the Current Expected Credit Loss (“CECL”) standard, requires financial assets measured on an amortized cost basis, including loans and held to maturity debt securities, to be presented at an amount net of an allowance for credit losses, which reflects expected losses for the full life of the financial asset. Unfunded lending commitments are also within the scope of this topic. Under prior GAAP losses were not recognized until the occurrence of the loss was probable. See Recent Accounting Pronouncements for more information on the adoption of ASC 326.

The allowance for credit losses on loans is maintained to absorb expected losses over the life of the loans in the loan portfolio. The allowance is increased by the provision for loan losses, offset by recoveries of previously charged-off loans and is decreased by loan charge-offs. The provision is a charge to current expense to provide for current expected loan losses and to maintain the allowance commensurate with management's evaluation of the risks inherent in the loan portfolio. Various factors are taken into consideration when determining the amount of the provision and the adequacy of the allowance. These factors include but are not limited to:

- past due and non-performing assets;
- specific internal analysis of loans requiring special attention;
- the current level of regulatory classified and criticized assets and the associated risk factors with each;
- changes in underwriting standards or lending procedures and policies;
- charge-off and recovery practices;
- national and local economic and business conditions;
- nature and volume of loans;
- overall portfolio quality, loan concentrations and portfolio stress test results;
- adequacy of loan collateral;
- quality of loan review system and degree of oversight by our board of directors;
- competition and legal and regulatory requirements on borrowers;
- examinations of the loan portfolio by federal and state regulatory agencies and examinations; and
- review by our internal loan review department and independent accountants.

The data collected from all sources in determining the adequacy of the allowance is evaluated on a regular basis by management with regard to current national and local economic trends, prior loss history, underlying collateral values, credit concentrations and industry risks. An estimate of potential loss on specific loans is developed in conjunction with an overall risk evaluation of the total loan portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or collateral dependent. For such loans that are also classified as collateral dependent, an allowance is established when the collateral value is lower than the carrying value of that loan. The general component covers non-classified loans and special mention loans and is based on historical loss experience for the past three years adjusted for qualitative factors described above. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The balance in the allowance for credit losses is principally influenced by the provision for loan losses, recoveries, and by net loan loss experience. Additions to the allowance are charged to the provision for credit losses. Losses are charged to the allowance as incurred and recoveries on losses previously charged to the allowance are credited to the allowance at the time recovery is collected.

The allowance for credit losses was $30.9 million at December 31, 2023 compared to $23.5 million at December 31, 2022.

The balance in the allowance for credit losses is principally influenced by the provision for loan losses and by net loan loss experience. Additions to the allowance are charged to the provision for credit losses. Losses are charged to the allowance as incurred and recoveries on losses previously charged to the allowance are credited to the allowance at the time recovery is collected. The table below reflects the activity in the allowance for credit losses for the years indicated. As previously disclosed, the adoption of the CECL model in ASC 326 was the cause of most of the increase in the allowance.

| | At or For the Years Ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (dollars in thousands) | |
| **Balance at beginning of year** | $ 23,518 | $ 24,029 |
| ASC 326 Adoption Day 1 Adjustment | 8,120 | - |
| **Charge-offs:** | | |
| **Real Estate:** | | |
| Construction and land development | - | (65) |
| Farmland | - | - |
| 1- 4 family | (964) | (94) |
| Multifamily | - | - |
| Non-farm non-residential | (138) | (603) |
| **Total Real Estate** | **(1,102)** | **(762)** |
| **Non-Real Estate:** | | |
| Agricultural | - | (460) |
| Commercial and industrial loans | (1,694) | (563) |
| Commercial leases | - | (150) |
| Consumer and other | (2,975) | (4,151) |
| **Total Non-Real Estate** | **(4,669)** | **(5,324)** |
| **Total charge-offs** | **(5,771)** | **(6,086)** |
| **Recoveries:** | | |
| **Real Estate:** | | |
| Construction and land development | 7 | 340 |
| Farmland | - | - |
| 1- 4 family | 93 | 76 |
| Multifamily | - | 452 |
| Non-farm non-residential | 230 | 349 |
| **Total Real Estate** | **330** | **1,217** |
| **Non-Real Estate:** | | |
| Agricultural | 414 | 133 |
| Commercial and industrial loans | 205 | 91 |
| Commercial leases | - | 5 |
| Consumer and other | 426 | 473 |
| **Total Non-Real Estate** | **1,045** | **702** |
| **Total recoveries** | **1,375** | **1,919** |
| **Net (charge-offs) recoveries** | **(4,396)** | **(4,167)** |
| Provision for loan losses | 3,684 | 3,656 |
| **Balance at end of year** | **$ 30,926** | **$ 23,518** |
| **Ratios:** | | |
| Net loan charge-offs to average loans | 0.17% | 0.18% |
| Net loan charge-offs to loans at end of year | 0.16% | 0.17% |
| Allowance for loan and lease losses to loans at end of year | 1.13% | 0.93% |
| Net loan charge-offs to allowance for loan and lease losses | 14.21% | 17.72% |
| Net loan charge-offs to provision charged to expense | 119.33% | 113.98% |

## TOTAL LOANS

*In Millions*


FGBI FORWARD
3000
2500
2000
1500
1000
500
0
2019
2020
2021
2022
2023

A provision for credit losses of $3.7 million was made during each of the years ended December 31, 2023 and 2022. The provisions made in 2023 included a $0.1 million negative provision for credit losses related to unfunded commitments and a $0.1 million provision for credit losses on HTM securities. The provisions made were taken to provide for current credit losses and to maintain the allowance proportionate to risks inherent in the loan portfolio.

The loan portfolio factors in 2023 that primarily affected the allocation of the allowance included the following:

- The adoption of the CECL methodology under ASU 2016-13 was the largest contributor to changes in both the size and allocation of the allowance for credit losses. First Guaranty also made adjustments of certain qualitative factors to take into account the current estimated impact of COVID-19, changes in other market conditions, loan concentrations including those related to commercial real estate and loan relationships and related economic conditions on borrowers' ability to repay loans and for allocations to individually evaluated for impairment loans within their respective categories.

- Construction and land development loans increased during 2023 due to advances on existing construction lines of credit and new loan originations. Several loans previously in this category moved to permanent financing and are now included in the multifamily loan category as of December 31, 2023. The allowance increase related to this portfolio was due to growth in the portfolio along with changes in the qualitative analysis of the portfolio and the adoption of CECL.

- One-to-four family residential loans increased during 2023. The allowance increase related to this portfolio was due to changes in the qualitative analysis of the portfolio, portfolio growth, and also the adoption of CECL.

- Multifamily loans decreased during 2023. The allowance related to this portfolio increased due primarily to the adoption of CECL.

- Non-farm non-residential loans increased during 2023. The allowance increase related to this portfolio was due primarily to growth in the portfolio and also to the adoption of CECL.

- Commercial and industrial loans decreased during 2023. The allowance increase related to this portfolio was due to the adoption of the CECL methodology.

- Commercial leases decreased during 2023. The allowance decrease related to this portfolio was due to the reduction in this portfolio and due to changes in the qualitative analysis of the portfolio. Commercial leases declined during 2023 from $317.6 million at December 31, 2022 to $285.4 million at December 31, 2023.

- Consumer and other loans increased during 2023. The decrease in the related loan loss allowance balance was due primarily to qualitative analysis, charge-offs on consumer loans and the adoption of the CECL methodology.

First Guaranty charged off $5.8 million in loan balances during the year ended December 31, 2023 as compared to $6.1 million for 2022. Recoveries totaled $1.4 million for the year ended December 31, 2023 and $1.9 million during 2022. The details of the $5.8 million in charged-off loans were as follows:

1. First Guaranty charged off $0.3 million in consumer loans related to Hurricane Ida relief loans during 2023. These loans were originated in the Fall of 2021 following Hurricane Ida that impacted Southeast Louisiana on August 29, 2021.

2. First Guaranty charged off $0.8 million on a real estate secured loan in the fourth quarter of 2023. This loan had no remaining principal balance at December 31, 2023. This loan was previously acquired in the 2019 Union Bancshares acquisition.

3. First Guaranty charged off $0.3 million on a commercial and industrial loan during the fourth quarter of 2023. This loan had no remaining principal balance at December 31, 2023.

4. Smaller loans and overdrawn deposit accounts comprised the remaining $4.4 million of charge-offs for 2023. These charge offs were concentrated in equipment, vehicle, and unsecured loans.


122nd
CONSECUTIVE
DIVIDEND
PAID
FIRST
GUARANTY
BANK

*Allocation of Allowance for Loan and Lease Losses.*

The following tables set forth the allowance for loan and lease losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for loan and lease losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance for losses in other categories.

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | | 2022 | | |
| | Allowance for Loan and Lease Losses | Percent of Allowance to Total Allowance for Loan and Lease Losses | Percent of Loans in Each Category to Total Loans | Allowance for Loan and Lease Losses | Percent of Allowance to Total Allowance for Loan and Lease Losses | Percent of Loans in Each Category to Total Loans |
| | (dollars in thousands) | | | | | |
| **Real Estate:** | | | | | | |
| Construction and land development | $ 5,845 | 18.9% | 14.5% | $ 1,232 | 5.2% | 9.2% |
| Farmland | 36 | 0.1% | 1.2% | 83 | 0.4% | 1.0% |
| 1- 4 family | 6,653 | 21.5% | 16.1% | 1,761 | 7.5% | 14.5% |
| Multifamily | 1,614 | 5.2% | 4.3% | 746 | 3.2% | 4.7% |
| Non-farm non-residential | 10,596 | 34.3% | 37.9% | 9,280 | 39.5% | 39.3% |
| **Non-Real Estate:** | | | | | | |
| Agricultural | 97 | 0.3% | 1.5% | 240 | 1.0% | 1.5% |
| Commercial and industrial | 2,711 | 8.8% | 12.1% | 2,194 | 9.3% | 15.3% |
| Commercial leases | 1,948 | 6.3% | 10.4% | 4,879 | 20.7% | 12.6% |
| Consumer and other | 1,426 | 4.6% | 2.0% | 2,506 | 10.7% | 1.9% |
| Unallocated | - | -% | -% | 597 | 2.5% | -% |
| **Total Allowance** | $ 30,926 | 100.0% | 100.0% | $ 23,518 | 100.0% | 100.0% |

The following table presents net charge-offs during the period to average loans outstanding:

| | December 31, 2023 | | | December 31, 2022 | | |
|---|---|---|---|---|---|---|
| | Net (Charge-offs) Recoveries | Average Loans Outstanding[1] | Net Charge-offs During Period to Average Loans Outstanding | Net (Charge-offs) Recoveries | Average Loans Outstanding[1] | Net Charge-offs During Period to Average Loans Outstanding |
| | (in thousands, except for %) | | | | | |
| **Real Estate:** | | | | | | |
| Construction and land development | $ 7 | $ 333,107 | -% | $ 275 | $ 203,364 | 0.1% |
| Farmland | - | 29,089 | -% | - | 27,343 | -% |
| 1- 4 family | (871) | 414,007 | (0.2)% | (18) | 330,752 | -% |
| Multifamily | - | 120,522 | -% | 452 | 103,194 | 0.4% |
| Non-farm non-residential | 92 | 1,037,722 | -% | (254) | 957,858 | -% |
| **Non-Real Estate:** | | | | | | |
| Agricultural | 414 | 44,308 | 0.9% | (327) | 38,175 | (0.9)% |
| Commercial and industrial | (1,489) | 343,041 | (0.4)% | (472) | 390,183 | (0.1)% |
| Commercial leases | - | 290,559 | -% | (145) | 273,367 | (0.1)% |
| Consumer and other | (2,549) | 49,370 | (5.2)% | (3,678) | 48,301 | (7.6)% |

[1]*Average loans outstanding was calculated using the trailing four quarters total for loans.*

*Investment Securities.*

Investment securities at December 31, 2023 totaled $404.1 million, a decrease of $47.4 million, or 10.5%, compared to $451.5 million at December 31, 2022. The portfolio consists of both available for sale (AFS) and held to maturity securities (HTM). The securities designated as held to maturity are agency and corporate debt securities that are part of First Guaranty's investment strategy and public funds collateralization program. We purchase securities for our investment portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk and meet pledging requirements for public funds and borrowings.

The securities portfolio consisted principally of U.S. Government and Government agency securities, agency mortgage-backed securities, corporate debt securities and municipal bonds. U.S. government agencies consist of FHLB, Federal Farm Credit Bank ("FFCB"), Freddie Mac and Fannie Mae obligations. Mortgage-backed securities that we purchase are issued by Freddie Mac and Fannie Mae. Management monitors the securities portfolio for both credit and interest rate risk. We generally limit the purchase of corporate securities to individual issuers to manage concentration and credit risk. Corporate securities generally have a maturity of 10 years or less. U.S. Government securities consist of U.S. Treasury bills that have maturities of less than 30 days. Government agency securities generally have maturities of 15 years or less. Agency mortgage-backed securities have stated final maturities of 15 to 20 years.

At December 31, 2023, the U.S. Government and Government agency securities and municipal bonds qualified as securities available to collateralize public funds. Securities pledged as collateral totaled $192.2 million at December 31, 2023 and $260.8 million at December 31, 2022. Our public funds deposits have a seasonal increase due to tax collections at the end of the year and the first quarter. We typically collateralize the seasonal public fund increases with short term instruments such as U.S. Treasuries or other agency backed securities.

Our available for sale securities portfolio totaled $83.5 million at December 31, 2023, a decrease of $48.0 million, or 36.5%, compared to $131.5 million at December 31, 2022. The decrease was primarily due to the maturity of U.S. Treasury securities.

Our held to maturity securities portfolio had an amortized cost of $320.6 million, net of allowance at December 31, 2023, compared to $320.1 million at December 31, 2022.

There were no credit related impairment of available for sale securities during 2023. An allowance for credit losses of $0.1 million for held to maturity securities was recorded upon the adoption of ASC 326. There was one charge-off, net of recovery of $0.1 million recognized on a corporate security classed as held to maturity during 2023. There was a  provision of $0.1 million was recorded in the third quarter of 2023. The allowance for credit losses for held to maturity securities was $0.1 million at December 31, 2023.

The following tables set forth the stated maturities and weighted average yields of our investment securities at December 31, 2023.

| | At December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | One Year or Less | | More than One Year through Five Years | | More than Five Years through Ten Years | | More than Ten Years | |
| | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield | Carrying Value | Weighted Average Yield |
| | (in thousands, except for %) | | | | | | | |
| **Available for sale:** | | | | | | | | |
| U.S. Treasuries | $ 49,830 | 1.0% | $ - | -% | $ - | -% | $ - | -% |
| U.S. Government Agencies | - | -% | - | -% | - | -% | - | -% |
| Corporate debt securities | - | -% | - | -% | 15,474 | 5.4% | - | -% |
| Municipal bonds | 807 | 3.4% | 2,763 | 3.6% | 3,290 | 4.3% | 6.321 | 3.5% |
| Mortgage-backed securities | - | -% | 1 | 3.4% | 4 | 5.4% | 4,995 | 5.0% |
| **Total available for sale securities** | $ 50,637 | 1.0% | $ 2,764 | 3.6% | $ 18,768 | 5.2% | $ 11,316 | 4.2% |
| **Held to maturity:** | | | | | | | | |
| U.S. Government Agencies | $ - | -% | $ - | -% | $ 62,756 | 2.3% | $ 203,140 | 2.5% |
| Corporate debt securities | $ - | -% | $ 2,004 | 3.1% | $ 52,818 | 3.2% | $ - | -% |
| **Total held to maturity securities** | $ - | -% | $ 2,004 | 3.1% | $115,574 | 2.7% | $ 203,140 | 2.5% |

At December 31, 2023, $50.6 million, or 12.5%, of the securities portfolio was scheduled to mature in less than one year. Securities, not including mortgage-backed securities and collateralized mortgage obligations, with contractual maturity dates over 10 years totaled $209.5 million, or 51.8%, of the total portfolio at December 31, 2023. We closely monitor the investment portfolio's yield, duration, and maturity to ensure a satisfactory return. The average maturity of the securities portfolio is affected by call options that may be exercised by the issuer of the securities and are influenced by market interest rates. Prepayments of mortgages that collateralize mortgage-backed securities also affect the maturity of the securities portfolio.

*Deposits*

Managing the mix and pricing the maturities of deposit liabilities is an important factor affecting our ability to maximize our net interest margin. The strategies used to manage interest-bearing deposit liabilities are designed to adjust as the interest rate environment changes. We regularly assess our funding needs, deposit pricing and interest rate outlooks. From December 31, 2022 to December 31, 2023, total deposits increased $285.3 million, or 10.5%, to $3.0 billion. Noninterest-bearing demand deposits decreased $81.7 million, or 15.6% to $442.8 million at December 31, 2023. The decrease in noninterest-bearing demand deposits was primarily due to increased competition in the marketplace for interest bearing deposits. Interest-bearing demand deposits increased $66.4 million, or 4.5%, to $1.5 billion at December 31, 2023. The increase in interest-bearing demand deposits was primarily concentrated in public funds interest-bearing demand deposits. Savings deposits increased $13.2 million, or 6.4%, to $219.0 million at December 31, 2023, primarily related to increases in business and individual savings deposits. Time deposits increased $287.4 million, or 53.9%, to $820.7 million at December 31, 2023, primarily due to increases in consumer and business time deposits along with increased brokered time deposits of approximately $175.6 million. These new brokered time deposits had maturities of two and three years. The proceeds from the new deposits were used to reduce short-term FHLB borrowings.

Management will continue to evaluate and update our product mix and related technology in its efforts to attract additional customers. We currently offer a number of deposit products that are competitively priced and designed to attract and retain customers with primary emphasis on noninterest-bearing deposits and other lower cost deposits.

At December 31, 2023, public funds deposits totaled $1.2 billion compared to $1.1 billion at December 31, 2022. Public funds time deposits totaled $50.9 million at December 31, 2023 compared to $32.4 million at December 31, 2022. Public funds deposits increased due to new balances from existing customers that was primarily attributed to seasonal fluctuations. First Guaranty has developed a program for the retention and management of public funds deposits. Since the end of 2012, First Guaranty has maintained public funds deposits in excess of $400.0 million. These deposits are from public entities such as school districts, hospital districts, sheriff departments and municipalities. The majority of these funds are under fiscal agency agreements with terms of three years or less. Deposits under fiscal agency agreements are generally stable but public entities may maintain the ability to negotiate term deposits on a specific basis including with other financial institutions. These deposits generally have stable balances as we maintain both operating accounts and time deposits for these entities. There is a seasonal component to public deposit levels associated with annual tax collections. Public funds will increase at the end of the year and during the first quarter. In addition to seasonal fluctuations, there are monthly fluctuations associated with internal payroll and short-term tax collection accounts for our public funds deposit accounts. Public funds deposit accounts are collateralized by FHLB letters of credit, by expanded reciprocal deposit insurance programs, by Louisiana municipal bonds and by eligible government and government agency securities such as those issued by the FHLB, FFCB, Fannie Mae, and Freddie Mac. First Guaranty continues to grow the proportion of its public funds portfolio that is collateralized by reciprocal deposit insurance as an alternative to pledging securities or utilizing FHLB letters of credit. First Guaranty initiated this strategy to more efficiently invest these deposits in higher yielding loans to improve the net interest margin and earnings. Total public funds collateralized by reciprocal deposit insurance programs increased to $591.7 million at December 31, 2023 compared to $576.3 million at December 31, 2022.

The following table sets forth public funds as a percent of total deposits.

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands except for %) | |
| **Public Funds:** | | |
| Noninterest-bearing Demand | $ 6,471 | $ 11,730 |
| Interest-bearing Demand | 1,090,527 | 1,022,760 |
| Savings | 46,606 | 46,354 |
| Time | 50,934 | 32,427 |
| **Total Public Funds** | **$ 1,194,538** | **$ 1,113,271** |
| Total Deposits | $ 3,009,094 | $ 2,723,792 |
| **Total Public Funds as a percent of Total Deposits** | **39.7%** | **40.9%** |

At December 31, 2023, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $250,000 was approximately $196.9 million. At December 31, 2023, approximately $34.6 million of our certificates of deposit greater than or equal to $250,000 had a remaining term greater than one year.

The total amount of our uninsured deposits (deposits in excess of $250,000, as calculated in accordance with FDIC regulations) was estimated at $302.6 million at December 31, 2023. This total excludes public funds deposits that are collateralized by securities or FHLB letters of credit. The amount of uninsured deposits including collateralized public funds deposits was estimated at $880.6 million at December 31, 2023.

The following table sets forth the maturity of certificates of deposits greater than $250,000 at December 31, 2023.

| | December 31, 2023 |
|---|---|
| | (in thousands) |
| Three months or less | $ 76,884 |
| Three to six months | 27,222 |
| Six months to one year | 39,559 |
| One to three years | 19,612 |
| More than three years | 4,105 |
| **Total certificates of deposit greater than $250,000** | **$ 167,382** |

## TOTAL DEPOSITS

*In Millions*



FGBI FORWARD
3500
3000
2500
2000
1500
1000
500
0
2019
2020
2021
2022
2023

*Borrowings*

First Guaranty maintains borrowing relationships with other financial institutions as well as the Federal Home Loan Bank on a short and long-term basis to meet liquidity needs. First Guaranty had $66.3 million in short-term borrowings outstanding at December 31, 2023 compared to $146.4 million outstanding at December 31, 2022. The short-term borrowings at December 31, 2023 were comprised of short-term Federal Home Loan Bank advances of $50.0 million, a line of credit of $20.0 million with an outstanding balance of $10.0 million and repurchase agreements of $6.3 million. The short-term borrowings outstanding at December 31, 2022 were comprised of $120.0 million of short-term Federal Home Loan Bank advances of $120.0 million, a line of credit of $20.0 million with an outstanding balance of $20.0 million and repurchase agreements of $6.4 million. First Guaranty had available lines of credit of $20.0 million, with $10.0 million outstanding at December 31, 2023. A net availability of $10.0 million remained.

First Guaranty had long-term borrowings from the FHLB that totaled $155.0 million at December 31, 2023. First Guaranty converted previous short-term floating rate borrowings from the FHLB into long-term lower fixed rate borrowings in order to reduce interest expense. First Guaranty has a $20.0 million FHLB advance that matures in the first quarter of 2025, a $100.0 million FHLB advance that matures in the second quarter of 2027, and $35.0 million FHLB advance that matures in the third quarter of 2027.

At December 31, 2023, we had $513.3 million in FHLB letters of credit outstanding obtained primarily for collateralizing public deposits compared to $388.6 million at December 31, 2022.

First Guaranty had senior long-term debt totaling $39.1 million at December 31, 2023 and $21.9 million at December 31, 2022. The change in senior long-term debt occurred when First Guaranty refinanced its outstanding balance on a revolving line of credit into a long term credit facility in October 2023.

First Guaranty also had subordinated debt totaling $15.0 million at December 31, 2023 and $15.0 million at December 31, 2022.

*Shareholders' Equity*

Total shareholders' equity increased to $249.6 million at December 31, 2023 from $235.0 million at December 31, 2022. The increase in shareholders' equity was principally the result of an increase of $19.0 million in surplus and a $2.3 million decrease in accumulated other comprehensive loss, partially offset by a decrease of $8.4 million in retained earnings. The $19.0 million increase in surplus was due to common stock issued in private placements and common stock issued under the Equity Bonus Plan during 2023. The decrease in accumulated other comprehensive loss was primarily attributed to the decrease in unrealized losses on available for sale securities during the year ended December 31, 2023. The $8.4 million decrease in retained earnings was primarily due to the adoption of CECL which had a $7.9 million after tax reduction to retained earnings, $7.4 million in cash dividends paid on shares of our common stock and $2.3 million in cash dividends paid on shares of our preferred stock, partially offset by net income of $9.2 million during the year ended December 31, 2023.

## Results of Operations

*A discussion regarding significant changes in our financial condition from December 31, 2021 to December 31, 2022 and our results of operations for the year ended December 31, 2021 can be found under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 16, 2023, which is available on the SEC's website at www.sec.gov and on our website, www.fgb.net.*

*Performance Summary*

*Year ended December 31, 2023 compared with year ended December 31, 2022.* Net income for the year ended December 31, 2023 was $9.2 million, a decrease of $19.7 million, or 68.1%, as compared to $28.9 million for the year ended December 31, 2022. The decrease in net income of $19.7 million for the year ended December 31, 2023 was the result of several factors. First Guaranty experienced an increase in interest income. This increased income was offset by an increase in interest expense, an increase in the provision for credit losses, a decrease in noninterest income, and an increase in noninterest expense. Loan interest income increased due to the growth in First Guaranty's loan portfolio and repricing of existing loans to higher market rates, including loan fees recognized as an adjustment to yield. Securities interest income increased due to an increase in the average yield of the investment portfolio. Factors that offset the increase in net income included an increase in interest expense due to increases in volume and market interest rates. The increase in the provision was related to changes within the portfolio. Noninterest income decreased primarily due a decrease on the sale of loans. Noninterest expense increased primarily due to increased personnel expenses, legal and professional fees, software expense, regulatory assessment, and data processing expenses. Earnings per common share for the years ended December 31, 2023 was $0.62 per common share, a decrease of 75.0% or $1.86 per common share from $2.48 per common share for the year ended December 31, 2022.

*Net Interest Income*

Our operating results depend primarily on our net interest income, which is the difference between interest income earned on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income. First Guaranty's assets and liabilities are generally most affected by changes in the Federal Funds rate, SOFR rate, short-+term Treasury rates such as one month and three month Treasury bills, and longer term Treasury rates such as the U.S. ten year Treasury rate. These rates increased in 2022 and 2023 due to the impact of inflation and the Federal Reserve's actions to reduce inflation by increasing interest rates. Our net interest income

is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities. There may also be a time lag in the effect of interest rate changes on assets and liabilities. It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds.

A financial institution's asset and liability structure is substantially different from that of a non-financial company, in that virtually all assets and liabilities are monetary in nature. Accordingly, changes in interest rates may have a significant impact on a financial institution's performance. The impact of interest rate changes depends on the sensitivity to the change of our interest-earning assets and interest-bearing liabilities. The effects of the changing interest rate environment in recent periods and our interest sensitivity position is discussed below.

*Year ended December 31, 2023 compared with year ended December 31, 2022.* Net interest income for the years ended December 31, 2023 and 2022 was $84.7 million and $100.0 million, respectively. The decrease in net interest income for the year ended December 31, 2023 as compared to the prior year was primarily due to an increase in the average balance of our total interest-bearing liabilities and an increase in the average rate of our total interest-bearing liabilities, partially offset by an increase in the average balance of our total interest-earning assets and an increase in the average yield of our total interest-earning assets. For the year ended December 31, 2023, the average balance of our total interest-bearing liabilities increased by $320.8 million to $2.5 billion due to growth in interest-bearing deposits and borrowings. The average rate of our total interest-bearing liabilities increased by 224 basis points to 3.90% from 1.66% for the year ended 2022. The rise in market interest rates, particularly associated with Treasury rates, contributed to the increase in our liabilities cost. The primary source of the increase in liabilities cost was associated with interest bearing demand deposits for public funds that are primarily indexed to Treasury rates. For the year ended December 31, 2023, the average balance of our total interest-earning assets increased by $267.2 million to $3.1 billion due to an improved mix of higher yielding assets. The average yield of our interest-earning assets increased by 107 basis points to 5.81% from 4.74% for the year ended December 31, 2022 due to an improved mix of higher yielding assets. As a result, our net interest rate spread decreased 117 basis points to 1.91% for the year ended December 31, 2023 from 3.08% for the year ended December 31, 2022. Our net interest margin decreased 78 basis points to 2.69% for the year ended December 31, 2023 from 3.47% for the year ended December 31, 2022.

*Interest Income*

*Year ended December 31, 2023 compared with year ended December 31, 2022.* Interest income increased $46.4 million, or 34.0%, to $183.0 million for the year ended December 31, 2023 as compared to the prior year. First Guaranty's loan portfolio expanded during 2023 due to growth associated with our loan originations and existing loans repriced to higher market rates. These factors contributed to the increase in interest income as the average balance of our total interest-earning assets, primarily associated with loans, increased, and the average yield of interest-earning assets increased. The average balance of our interest-earning assets increased $267.2 million to $3.1 billion for the year ended December 31, 2023 as compared to the prior year. The average yield of interest-earning assets increased by 107 basis points to 5.81% for the year ended December 31, 2023 compared to 4.74% for the year ended December 31, 2022.

Interest income on securities increased $0.4 million to $9.6 million for the year ended December 31, 2023 as compared to the prior year primarily as a result of an increase in average yield of securities. The average yield on securities increased by 26 basis points to 2.31% for the year ended December 31, 2023 from 2.05% for the year ended December 31, 2022 due to the decrease in lower yielding Treasury securities that matured in 2023. The average balance of securities decreased $36.7 million to $415.5 million for the year ended December 31, 2023 from $452.2 million for the year ended December 31, 2022 primarily due to a decrease in the average balance of our U.S. Treasuries securities portfolio compared to the prior year.

Interest income on loans increased $41.1 million, or 32.6%, to $167.1 million for the year ended December 31, 2023 as a result of an increase in the average balance and average yield of loans. The average balance of loans (excluding loans held for sale) increased by $308.8 million to $2.6 billion for the year ended December 31, 2023 from $2.3 billion for the year ended December 31, 2022 as a result of new loan originations. The average yield on loans (excluding loans held for sale) increased by 93 basis points to 6.41% for the year ended December 31, 2023 from 5.48% for the year ended December 31, 2022 due to the improved mix of loans along with an increase in market interest rates.

*Interest Expense*

*Year ended December 31, 2023 compared with year ended December 31, 2022.* Interest expense increased $61.8 million, or 169.1%, to $98.3 million for the year ended December 31, 2023 from $36.5 million for the year ended December 31, 2022 due primarily to an increase in market interest rates and due to an increase in the average balance of interest-bearing liabilities. The average rate of interest-bearing demand deposits increased by 259 basis points during the year ended December 31, 2023 to 4.16% as compared to 1.57% for the prior year. The increase in market interest rates, particularly U.S. Treasury rates, contributed to the increase in rates paid on interest-bearing demand deposits. The largest concentration of interest-bearing demand deposits is associated with public funds deposits that are primarily indexed to Treasury rates. Treasury rates increased as the Federal Reserve increased rates to address increased inflation in the U.S. economy. The average rate of time deposits increased 163 basis points during the year ended December 31, 2023 to 3.58% as compared to 1.95% for the prior year. The increase in the average rate of time deposits was due to changes in market rates. The average balance of interest-bearing liabilities increased by $320.8 million during the year ended December 31, 2023 to $2.5 billion. This increase was a result of a $86.2 million increase in the average balance of interest-bearing demand deposits, a $0.7 million increase in the average balance of savings deposits, a $122.9 million increase in the average balance of time deposits, and a $111.1 million increase in the average balance of borrowings.

*Average Balances and Yields.* The following table sets forth average balance sheet balances, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. Loans, net of unearned income, include loans held for sale. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

The net interest income yield presented below is calculated by dividing net interest income by average interest-earning assets and is a measure of the efficiency of the earnings from the balance sheet activities. It is affected by changes in the difference between interest on interest-earning assets and interest-bearing liabilities and the percentage of interest-earning assets funded by interest-bearing liabilities.

| | December 31, 2023 | | | December 31, 2022 | | |
|---|---|---|---|---|---|---|
| | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate |
| | | | (in thousands, except for %) | | | |
| **Assets** | | | | | | |
| **Interest-earning assets:** | | | | | | |
| Interest-earning deposits with banks[1] | $ 125,417 | $ 6,268 | 5.00% | $ 130,406 | $ 1,324 | 1.02% |
| Securities (including FHLB stock) | 415,504 | 9,601 | 2.31% | 452,213 | 9,250 | 2.05% |
| Federal funds sold | 374 | - | -% | 256 | - | -% |
| Loans held for sale | - | - | -% | - | - | -% |
| Loans, net of unearned income[6] | 2,607,074 | 167,140 | 6.41% | 2,298,273 | 126,002 | 5.48% |
| **Total interest-earning assets** | **3,148,369** | **183,009** | **5.81%** | **2,881,148** | **136,576** | **4.74%** |
| **Noninterest-earning assets:** | | | | | | |
| Cash and due from banks | 18,729 | | | 18,833 | | |
| Premises and equipment, net | 61,733 | | | 58,197 | | |
| Other assets | 27,514 | | | 29,509 | | |
| **Total Assets** | **$3,256,345** | | | **$ 2,987,687** | | |
| **Liabilities and Shareholders' Equity** | | | | | | |
| **Interest-bearing liabilities:** | | | | | | |
| Demand deposits | $ 1,448,597 | 60,243 | 4.16% | $ 1,362,396 | 21,419 | 1.57% |
| Savings deposits | 213,025 | 3,554 | 1.67% | 212,329 | 915 | 0.43% |
| Time deposits | 669,661 | 23,967 | 3.58% | 546,776 | 10,682 | 1.95% |
| Borrowings | 187,019 | 10,540 | 5.64% | 75,962 | 3,518 | 4.63% |
| **Total interest-bearing liabilities** | **2,518,302** | **98,304** | **3.90%** | **2,197,463** | **36,534** | **1.66%** |
| **Noninterest-bearing liabilities:** | | | | | | |
| Demand deposits | 481,456 | | | 552,786 | | |
| Other | 18,672 | | | 9,669 | | |
| **Total Liabilities** | **3,018,430** | | | **2,759,918** | | |
| **Shareholders' Equity** | **237,915** | | | **227,769** | | |
| **Total Liabilities and Shareholders' Equity** | **$3,256,345** | | | **$ 2,987,687** | | |
| **Net interest income** | | **$ 84,705** | | | **$100,042** | |
| **Net interest rate spread[2]** | | | **1.91%** | | | **3.08%** |
| **Net interest-earning assets[3]** | **$ 630,067** | | | **$ 683,685** | | |
| **Net interest margin[4][5]** | | | **2.69%** | | | **3.47%** |
| **Average interest-earning assets to interest-bearing liabilities** | | | **125.02%** | | | **131.11%** |

(1) Includes Federal Reserve balances reported in cash and due from banks on the consolidated balance sheets.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average total interest-earning assets.
(5) The tax adjusted net interest margin was 2.69% and 3.48% for the years ended December 31, 2023 and 2022. A 21% tax rate was used to calculate the effect on securities income from tax exempt securities for the years ended December 31, 2023 and 2022.
(6) Includes loan fees of $6.0 million and $7.8 million for the years ended December 31, 2023 and 2022. PPP loan fee income of $16,000 and $1.3 million was recognized for the years ended December 31, 2023 and 2022, respectively.

*Volume/Rate Analysis*

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the years indicated. The table distinguishes between: (1) changes attributable to volume (changes in volume multiplied by the prior year's rate); (2) changes attributable to rate (change in rate multiplied by the prior year's volume); and (3) total increase (decrease) (the sum of the previous columns). Changes attributable to both volume and rate are allocated ratably between the volume and rate categories.

| | For the Years Ended December 31, 2023 vs. 2022 | | |
|---|---|---|---|
| | Increase (Decrease) Due To | | |
| | Volume | Rate | Increase/Decrease |
| | *(in thousands except for %)* | | |
| **Interest earned on:** | | | |
| Interest-earning deposits with banks | $ (52) | $ 4,996 | $ 4,944 |
| Securities (including FHLB stock) | (788) | 1,139 | 351 |
| Federal funds sold | - | - | - |
| Loans held for sale | - | - | - |
| Loans, net of unearned income | 18,198 | 22,940 | 41,138 |
| **Total interest income** | **17,358** | **29,075** | **46,433** |
| **Interest paid on:** | | | |
| Demand deposits | 1,437 | 37,387 | 38,824 |
| Savings deposits | 3 | 2,636 | 2,639 |
| Time deposits | 2,825 | 10,460 | 13,285 |
| Borrowings | 6,115 | 907 | 7,022 |
| **Total interest expense** | **10,380** | **51,390** | **61,770** |
| **Change in net interest income** | **$ 6,978** | **$ (22,315)** | **$ (15,337)** |

*Provision for Credit and Loan Losses*

A provision for credit and loan losses is a charge to income in an amount that management believes is necessary to maintain an adequate allowance for credit losses. The allowance for credit losses is calculated under ASC 326 and is management's evaluation of expected credit losses over the life of the loans in the portfolio. The provision is based on management's regular evaluation of current economic conditions in our specific markets as well as regionally and nationally, changes in the character and size of the loan portfolio, underlying collateral values securing loans, and other factors which deserve recognition in estimating loan losses. Past events, current conditions, and reasonable forecasts, along with quantitative and qualitative adjustments, are used in calculating the allowance for credit losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change.

We recorded a $3.7 million provision for credit losses for the year ended December 31, 2023 compared to $3.7 million for 2022. The $3.7 million provision included a $0.1 million negative provision for credit losses related to unfunded commitments and a $0.1 million provision for credit losses on HTM securities. Total charge-offs were $5.8 million for year ended December 31, 2023 and $6.1 million for 2022. Charge-offs for 2023 were concentrated in consumer relief loans associated with Hurricane Ida, a non-farm non-residential loan, and a commercial and industrial loan. Hurricane Ida consumer relief loans charge-offs totaled $0.3 million during 2023. Partially offsetting these charge-offs were recoveries that totaled $1.4 million for the year ended December 31, 2023 and $1.9 million for the same period in 2022.

We believe that the allowance is adequate to cover expected losses in the loan portfolio. Economic uncertainty may result in additional increases to the allowance for credit losses in future periods.

*Noninterest Income*

Our primary sources of recurring noninterest income are customer service fees, ATM and debit card fees, loan fees, gains on the sales of loans and available for sale securities and other service fees. Noninterest income does not include loan origination fees which are recognized over the life of the related loan as an adjustment to yield using the interest method.

Noninterest income totaled $10.6 million for the year ended December 31, 2023, a decrease of $0.4 million from $11.0 million for the year ended December 31, 2022. The decrease was primarily due to reduced gains on the sale of loans. Net securities losses were $0 for the year ended December 31, 2023 as compared to net securities losses of $17,000 for 2022. Service charges, commissions and fees totaled $3.4 million for the year ended December 31, 2023 as compared to $3.2 million for 2022. ATM and debit card fees totaled $3.2 million for the year ended December 31, 2023 and $3.4 million for 2022. Net gains

on the sale of loans were $12,000 for the year ended December 31, 2023 and $1.8 million for 2022. Other noninterest income totaled $3.9 million and $2.7 million for the years ended December 31, 2023 and 2022, respectively.

*Noninterest Expense*

Noninterest expense includes salaries and employee benefits, occupancy and equipment expense and other types of expenses. Noninterest expense totaled $79.7 million for the year ended December 31, 2023 and $71.0 million for the year ended December 31, 2022. Salaries and benefits expense totaled $40.4 million for the year ended December 31, 2023 and $36.7 million for the year ended December 31, 2022. The increase was primarily due to the increase in personnel expense from new hires. Occupancy and equipment expense totaled $9.0 million for the year ended December 31, 2023 and $8.9 million for the year ended December 31, 2022. Other noninterest expense totaled $30.2 million for the year ended December 31, 2023 and $25.4 million for 2022. The largest increase in other noninterest expense was a $1.5 million increase in legal fees, which incluced a $0.6 million settlement payment to the SEC and legal fees related to the propesed merger with Lone Star Bank. Regulatory assessments increased $1.1 million to $3.1 million in 2023, compared to $2.0 million in 2022.

The following table presents, for the years indicated, the major categories of other noninterest expense:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| **Other noninterest expense:** | | |
| Legal and professional fees | $ 5,709 | $ 4,159 |
| Data processing | 2,100 | 1,596 |
| ATM fees | 1,804 | 1,750 |
| Marketing and public relations | 1,927 | 1,747 |
| Taxes - sales, capital and franchise | 2,263 | 1,949 |
| Operating supplies | 778 | 728 |
| Software expense and amortization | 5,282 | 4,191 |
| Travel and lodging | 1,362 | 1,236 |
| Telephone | 382 | 406 |
| Amortization of core deposits | 696 | 696 |
| Donations | 595 | 638 |
| Net costs from other real estate and repossessions | 157 | 393 |
| Regulatory assessment | 3,136 | 1,997 |
| Other | 4,032 | 3,888 |
| **Total other expense** | $ 30,223 | $ 25,374 |

*Income Taxes*

The amount of income tax expense is influenced by the amount of pre-tax income, the amount of tax-exempt income and the amount of other non-deductible expenses and the statutory tax rate. The provision for income taxes for the years ended December 31, 2023 and 2022 was $2.7 million and $7.5 million, respectively. The provision for income taxes in 2023 decreased as compared to 2022 due to the decrease in income before income taxes. First Guaranty's statutory tax rate was 21.0% for the years ended December 31, 2023 and 2022.

*Impact of Inflation*

Our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or deflation.

Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

The Federal Reserve increased interest rates during 2022 and 2023 to address rising inflation in the U.S. The impact of rising interest rates associated with inflation impacted First Guaranty's net interest income and net interest margin along with the value of its financial assets.

## Selected Financial Data

The following table presents consolidated selected financial data for First Guaranty. It does not purport to be complete and is qualified in its entirety by more detailed financial information and the audited consolidated financial statements contained elsewhere in this annual report.

| | At or For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2020 | 2019 |
| | (in thousands except for %) | | | | |
| **Year End Balance Data Sheet:** | | | | | |
| Investment securities | $ 404,123 | $ 451,526 | $ 364,156 | $ 238,548 | $ 426,516 |
| Federal funds sold | $ 341 | $ 423 | $ 183 | $ 702 | $ 914 |
| Loans, net of unearned income | $ 2,748,708 | $ 2,519,077 | $ 2,159,359 | $ 1,844,135 | $ 1,525,490 |
| Allowance for loan and lease losses | $ 30,926 | $ 23,518 | $ 24,029 | $ 24,518 | $ 10,929 |
| Total assets | $ 3,552,772 | $ 3,151,347 | $ 2,878,120 | $ 2,473,078 | $ 2,117,216 |
| Total deposits | $ 3,009,094 | $ 2,723,792 | $ 2,596,492 | $ 2,166,318 | $ 1,853,013 |
| Borrowings | $ 275,396 | $ 183,369 | $ 49,635 | $ 116,630 | $ 86,747 |
| Shareholders' equity | $ 249,631 | $ 234,991 | $ 223,889 | $ 178,591 | $ 166,035 |
| Common shareholders' equity | $ 216,573 | $ 201,933 | $ 190,831 | $ 178,591 | $ 166,035 |
| **Performance Ratios and Other Data:** | | | | | |
| Return on average assets | 0.28% | 0.97% | 1.01% | 0.87% | 0.76% |
| Return on average common equity | 3.36% | 13.64% | 14.06% | 11.36% | 8.99% |
| Return on average tangible assets(1) | 0.30% | 0.99% | 1.04% | 0.90% | 0.78% |
| Return on average tangible common equity | 3.98% | 15.31% | 15.98% | 13.08% | 9.68% |
| Net interest margin | 2.69% | 3.47% | 3.44% | 3.35% | 3.41% |
| Average loans to average deposits | 92.69% | 85.94% | 83.65% | 81.25% | 78.59% |
| Efficiency ratio(2) | 83.62% | 63.94% | 63.63% | 58.95% | 67.48% |
| Efficiency ratio (excluding amortization of intagibles and securities transactions)(2) | 82.89% | 63.30% | 63.32% | 68.44% | 66.77% |
| Full time equivalent employees (year end) | 491 | 472 | 470 | 429 | 431 |

*(Footnotes on page 98.)*

| | At or For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2020 | 2019 |
| | (in thousands except for % and share data) | | | | |
| **Capital Ratios:** | | | | | |
| Average shareholders' equity to average assets | 7.31% | 7.62% | 7.65% | 7.62% | 8.42% |
| Average tangible equity to average tangible assets[(3)] | 6.82% | 7.08% | 7.02% | 6.86% | 8.02% |
| Common shareholders' equity to total assets | 6.10% | 6.41% | 6.63% | 7.22% | 7.84% |
| Tangible Common equity to tangible assets[(3)] | 5.65% | 5.89% | 6.04% | 6.51% | 6.99% |
| **Income Data:** | | | | | |
| Interest income | $ 183,009 | $ 136,576 | $ 111,917 | $ 100,684 | $ 91,643 |
| Interest expense | $ 98,304 | $ 36,534 | $ 22,299 | $ 26,017 | $ 29,966 |
| Net interest income | $ 84,705 | $ 100,042 | $ 89,618 | $ 74,667 | $ 61,677 |
| Provision for loan losses | $ 3,714 | $ 3,656 | $ 2,055 | $ 14,877 | $ 4,860 |
| Noninterest income (excluding securities transactions) | $ 10,577 | $ 11,026 | $ 10,046 | $ 8,989 | $ 8,456 |
| Securities (losses) gains | $ - | $ (17) | $ 714 | $ 14,791 | $ (157) |
| Noninterest expense | $ 79,672 | $ 71,005 | $ 63,868 | $ 58,033 | $ 47,219 |
| Earnings before income taxes | $ 11,896 | $ 36,390 | $ 34,455 | $ 25,537 | $ 17,897 |
| Net income | $ 9,219 | $ 28,884 | $ 27,297 | $ 20,318 | $ 14,241 |
| Net income available to common shareholders | $ 6,890 | $ 26,556 | $ 25,913 | $ 20,318 | $ 14,241 |
| **Per Common Share Data:** | | | | | |
| Net earnings | $ 0.62 | $ 2.48 | $ 2.42 | $ 1.90 | $ 1.34 |
| Cash dividends paid | $ 0.64 | $ 0.64 | $ 0.60 | $ 0.58 | $ 0.54 |
| Book value | $ 17.36 | $ 18.84 | $ 17.81 | $ 16.66 | $ 15.49 |
| Tangible book value[(4)] | $ 16.03 | $ 17.23 | $ 16.13 | $ 14.92 | $ 13.68 |
| Dividend payout ratio for Common and Preferred | 105.20% | 31.81% | 28.49% | 30.68% | 40.74% |
| Weighted average number of shares outstanding | 11,165,303 | 10,716,796 | 10,716,796 | 10,716,796 | 10,666,055 |
| Number of shares outstanding | 12,475,424 | 10,716,796 | 10,716,796 | 10,716,796 | 10,716,796 |
| **Asset Quality Ratios:** | | | | | |
| Non-performing assets to total assets | 1.17% | 0.47% | 0.70% | 1.25% | 1.04% |
| Non-performing assets to total loans | 1.52% | 0.59% | 0.93% | 1.68% | 1.44% |
| Non-performing loans to total loans | 1.47% | 0.58% | 0.83% | 1.55% | 1.12% |
| Loan loss reserve to non-performing assets | 74.12% | 158.68% | 119.95% | 79.33% | 49.86% |
| Net charge-offs to average loans | 0.17% | 0.18% | 0.13% | 0.08% | 0.36% |
| Provision for loan and lease loss to average loans | 0.14% | 0.16% | 0.10% | 0.89% | 0.37% |
| Allowance for loan and lease loss to total loans | 1.13% | 0.93% | 1.11% | 1.33% | 0.72% |

(1) Tangible calculation eliminates goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization, net of tax. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Selected Historical Consolidated Financial and Other Data— Non-GAAP Financial Measures."

(2) Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income. We calculate both a GAAP and a non-GAAP efficiency ratio. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Selected Financial Data— Non-GAAP Financial Measures.

(3) We calculate tangible common equity as total shareholders' equity less preferred stock, goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and core deposit intangibles. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as we calculate tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders' equity to total assets. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Selected Historical Consolidated Financial and Other Data— Non-GAAP Financial Measures."

(4) We calculate tangible book value per common share as total shareholders' equity less preferred stock, goodwill and acquisition intangibles, principally core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure, and, as we calculate tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See below for our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Selected Financial Data— Non-GAAP Financial Measures."

## Non-GAAP Financial Measures

Our accounting and reporting policies conform to accounting principles generally accepted in the United States, or GAAP, and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional metrics. Tangible book value per share and the ratio of tangible equity to tangible assets are not financial measures recognized under GAAP and, therefore, are considered non-GAAP financial measures.

Our management, banking regulators, many financial analysts, and other investors use these non-GAAP financial measures to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible equity, tangible assets, tangible book value per share or related measures should not be considered in isolation or as a substitute for total shareholders' equity, total assets, book value per share, or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names.

The following table reconciles, as of the dates set forth below, shareholders' equity (on a GAAP basis) to tangible equity and total assets (on a GAAP basis) to tangible assets and calculates our tangible book value per share.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2020 | 2019 |
| | *(in thousands except for share data and %)* | | | | |
| **Tangible Common Equity** | | | | | |
| Total shareholder's equity | $ 249,631 | $ 234,991 | $ 223,889 | $ 178,591 | $ 166,035 |
| Adjustments: | | | | | |
| Preferred Stock | 33,058 | 33,058 | 33,058 | - | - |
| Goodwill | 12,900 | 12,900 | 12,900 | 12,900 | 12,942 |
| Acquisition intangibles | 3,658 | 4,355 | 5,051 | 5,815 | 6,527 |
| Other intangibles | 100 | - | - | - | - |
| **Tangible common equity** | **$ 199,915** | **$ 184,678** | **$ 172,880** | **$ 159,876** | **$ 146,566** |
| Common shares outstanding | 12,475,424 | 10,716,796 | 10,716,796 | 10,716,796 | 10,716,796 |
| Book value per common share | $ 17.36 | $ 18.84 | $ 17.81 | $ 16.66 | $ 15.49 |
| Tangible book value per common share | $ 16.03 | $ 17.23 | $ 16.13 | $ 14.92 | $ 13.68 |
| **Tangible Assets** | | | | | |
| Total Assets | $ 3,552,772 | $ 3,151,347 | $ 2,878,120 | $ 2,473,078 | $ 2,117,216 |
| Adjustments: | | | | | |
| Goodwill | 12,900 | 12,900 | 12,900 | 12,900 | 12,942 |
| Acquisition intangibles | 3,658 | 4,355 | 5,051 | 5,815 | 6,527 |
| Other intangibles | 100 | - | - | - | - |
| **Tangible Assets** | **$ 3,536,114** | **$ 3,134,092** | **$ 2,860,169** | **$ 2,454,363** | **$ 2,097,747** |
| **Tangible common equity to tangible assets** | **5.65%** | **5.89%** | **6.04%** | **6.51%** | **6.99%** |

The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate the efficiency ratio by dividing noninterest expense by the sum of net interest income and noninterest income, excluding amortizations of intangibles and securities transactions. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income.

The following table reconciles, as of the dates set forth below, our efficiency ratio to the GAAP-based efficiency ratio:

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2020 | 2019 |
| | (in thousands except for share data and %) | | | | |
| **GAAP-based efficiency ratio** | 83.62% | 63.94% | 63.63% | 58.95% | 67.48% |
| Noninterest expense | $ 79,672 | $ 71,005 | $ 63,868 | $ 58,033 | $ 47,219 |
| Amortization of intangibles | 696 | 696 | 764 | 711 | 390 |
| Noninterest expense, excluding amortization | 78,976 | 70,309 | 63,104 | 57,322 | 46,829 |
| Net interest income | 84,705 | 100,042 | 89,618 | 74,667 | 61,677 |
| Noninterest income | 10,577 | 11,009 | 10,760 | 23,780 | 8,299 |
| Adjustments: | | | | | |
| Securities transactions | - | (17) | 714 | 14,691 | (157) |
| Noninterest income, excluding securities transactions | $ 10,577 | $ 11,026 | $ 10,046 | $ 9,089 | $ 8,456 |
| **Efficiency ratio** | 82.89% | 63.30% | 63.32% | 68.44% | 66.77% |

## Liquidity and Capital Resources

*Liquidity*

Liquidity refers to the ability or flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows us to have sufficient funds available to meet customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. Liquid assets include cash and due from banks, interest-earning demand deposits with banks, federal funds sold and available for sale investment securities.

First Guaranty's cash and cash equivalents totaled $286.5 million at December 31, 2023 compared to $83.2 million at December 31, 2022. Loans maturing within one year or less at December 31, 2023 totaled $357.7 million compared to $372.1 million at December 31, 2022. At December 31, 2023, time deposits maturing within one year or less totaled $503.7 million compared to $312.9 million at December 31, 2022. Time deposits maturing after one year through three years totaled $214.0 million at December 31, 2023 compared to $183.0 million at December 31, 2022. Time deposits maturing after three years totaled $103.0 million at December 31, 2023 compared to $37.4 million at December 31, 2022. First Guaranty's held to maturity ("HTM") investment securities portfolio at December 31, 2023 was $320.6 million or 79.3% of the investment portfolio compared to $320.1 million at December 31, 2022. First Guaranty's available for sale ("AFS") portfolio was $83.5 million, or 20.7% of the investment portfolio at December 31, 2023 compared to $131.5 million, or 29.1% at December 31, 2022. The majority of the AFS portfolio was comprised of U.S. Treasuries, U.S. Government Agencies, mortgage-backed securities, municipal bonds, and investment grade corporate bonds. We believe these securities are readily marketable and enhance our liquidity.

We maintained a net borrowing capacity at the FHLB totaling $259.6 million and $369.5 million at December 31, 2023 and December 31, 2022, respectively with $205.0 million and $120.0 million in FHLB advances outstanding at December 31, 2023 and December 31, 2022, respectively. The advances outstanding at December 31, 2023 were comprised of three long-term advances totaling $155.0 million and two short-term advances that totaled $50.0 million. The change in borrowing capacity with the Federal Home Loan Bank was due to changes in the value that First Guaranty receives on pledged collateral and due to First Guaranty's usage of the line. First Guaranty has increasingly transitioned public funds deposits into reciprocal deposit programs for collateralization as an alternative to FHLB letters of credit. At December 31, 2023, we had outstanding letters of credit from the FHLB in the amount of $513.3 million that were primarily used to collateralize public funds deposits. We also maintain federal funds lines of credit at various correspondent banks with borrowing capacity of $100.5 million and one revolving line of credit totaling $20.0 million secured by a pledge of the Bank's common stock, with a $10.0 million outstanding balance at December 31, 2023. We also have a discount window line with the Federal Reserve Bank that totaled $219.1 million at December 31, 2023. Management believes there is sufficient liquidity to satisfy current operating needs.

*Capital Resources*

Our capital position is reflected in total shareholders' equity, subject to certain adjustments for regulatory purposes. Further, our capital base allows us to take advantage of business opportunities while maintaining the level of resources we deem appropriate to address business risks inherent in daily operations.

Total shareholders' equity increased to $249.6 million at December 31, 2023 from $235.0 million at December 31, 2022. The increase in shareholders' equity was principally the result of an increase of $19.0 million in surplus and a $2.3 million decrease in accumulated other comprehensive loss, partially offset by a decrease of $8.4 million in retained earnings. The $19.0 million increase in surplus was due to common stock issued in private placements and common stock issued under the Equity Bonus Plan during 2023. The decrease in accumulated other comprehensive loss was primarily attributed to the decrease in unrealized losses on available for sale securities during the year ended December 31, 2023. The $8.4 million decrease in retained earnings was primarily due to the adoption of CECL which had a $7.9 million after tax reduction to retained earnings, $7.4 million in cash dividends paid on shares of our common stock and $2.3 million in cash dividends paid on shares of our preferred stock, partially offset by net income of $9.2 million during the year ended December 31, 2023.

*Capital Management*

We manage our capital to comply with our internal planning targets and regulatory capital standards administered by the Federal Reserve and the FDIC. We review capital levels on a monthly basis. We evaluate a number of capital ratios, including Tier 1 capital to total adjusted assets (the leverage ratio) and Tier 1 capital to risk-weighted assets. At December 31, 2023, First Guaranty Bank was classified as well-capitalized. First Guaranty Bank's capital conservation buffer was 3.20% at December 31, 2023.

The following table presents First Guaranty Bank's capital ratios as of the indicated dates.

| | "Well Capitalized Minimums" | At December 31, 2023 | "Well Capitalized Minimums" | At December 31, 2022 |
|---|---|---|---|---|
| Tier 1 Leverage Ratio | 5.00% | 8.94% | 5.00% | 9.35% |
| Tier 1 Risk-based Capital Ratio | 8.00% | 10.31% | 8.00% | 10.31% |
| Total Risk-based Capital Ratio | 10.00% | 11.20% | 10.00% | 11.16% |
| Common Equity Tier One Capital | 6.50% | 10.31% | 6.50% | 10.31% |

*Off-balance sheet commitments*

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers and to reduce our own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in our consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as we do for on-balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

The notional amounts of the financial instruments with off-balance sheet risk at December 31, 2023 and 2022 are as follows:

| Contract Amount | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Commitments to Extend Credit | $ 304,218 | $ 246,968 |
| Unfunded Commitments under lines of credit | $ 214,546 | $ 253,906 |
| Commercial and Standby letters of credit | $ 13,971 | $ 14,222 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on our credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Unfunded commitments under lines of credit are contractually obligated by us as long as the borrower is in compliance with the terms of the loan relationship. Unfunded lines of credit are typically operating lines of credit that adjust on a regular basis as a customer requires funding. There may be seasonal variations to the usage of these lines. At December 31, 2023, the largest concentrations of unfunded commitments were lines of credit associated with construction and land development loans and commercial and industrial loans.

Commercial and standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term (one year or less); however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on any commitments during the years ended December 31, 2023 and 2022. The reserve for credit losses on unfunded commitments was $2.8 million at December 31, 2023.

## Item 7A – Quantitative and Qualitative Disclosures about Market Risk

### Asset/Liability Management and Market Risk

*Asset/Liability Management.*

Our asset/liability management process consists of quantifying, analyzing and controlling interest rate risk to maintain reasonably stable net interest income levels under various interest rate environments. The principal objective of asset/liability management is to maximize net interest income while operating within acceptable limits established for interest rate risk and to maintain adequate levels of liquidity.

The majority of our assets and liabilities are monetary in nature. Consequently, one of our most significant forms of market risk is interest rate risk, which is inherent in our lending and deposit-taking activities. Our assets, consisting primarily of loans secured by real estate and fixed rate securities in our investment portfolio, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. The board of directors of First Guaranty Bank has established two committees, the management asset liability committee and the board investment committee, to oversee the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. The management asset liability committee is comprised of senior officers of the Bank and meets as needed to review our asset liability policies and interest rate risk position. The board ALCO investment committee is comprised of certain members of the board of directors of the Bank and meets monthly. The management asset liability committee provides a monthly report to the board ALCO investment committee.

The need for interest sensitivity gap management is most critical in times of rapid changes in overall interest rates. We generally seek to limit our exposure to interest rate fluctuations by maintaining a relatively balanced mix of rate sensitive assets and liabilities on a one-year time horizon and greater than one-year time horizon. Because of the significant impact on net interest margin from mismatches in repricing opportunities, we monitor the asset-liability mix periodically depending upon the management asset liability committee's assessment of current business conditions and the interest rate outlook. We maintain exposure to interest rate fluctuations within prudent levels using varying investment strategies. These strategies include, but are not limited to, frequent internal modeling of asset and liability values and behavior due to changes in interest rates. We monitor cash flow forecasts closely and evaluate the impact of both prepayments and extension risk.

The following interest sensitivity analysis is one measurement of interest rate risk. This analysis, which we prepare quarterly, reflects the contractual maturity characteristics of assets and liabilities over various time periods. This analysis does not factor in prepayments or interest rate floors on loans which may significantly change the report. This table includes nonaccrual loans in their respective maturity periods. The gap indicates whether more assets or liabilities are subject to repricing over a given time period. The interest sensitivity analysis at December 31, 2023 illustrated below reflects a liability-sensitive position with a negative cumulative gap on a one-year basis.

| | December 31, 2023 | | | | |
|---|---|---|---|---|---|
| | Interest Sensitivity Within | | | | |
| | 3 Months Or Less | Over 3 Months thru 12 Months | Total One Year | Over One Year | Total |
| | (dollars in thousands, except for percentages) | | | | |
| **Earning Assets:** | | | | | |
| Loans (including loans held for sale) | $ 681,614 | $ 327,423 | $ 1,009,037 | $ 1,739,671 | $ 2,748,708 |
| Securities (including FHLB stock) | 63,574 | 453 | 64,027 | 353,486 | 417,513 |
| Federal Funds Sold | 341 | - | 341 | - | 341 |
| Other earning assets | 273,237 | - | 273,237 | - | 273,237 |
| **Total earning assets** | **$ 1,018,766** | **$ 327,876** | **$ 1,346,642** | **$ 2,093,157** | **$ 3,439,799** |
| **Source of Funds:** | | | | | |
| **Interest-bearing accounts:** | | | | | |
| Demand deposits | $ 1,526,628 | $ - | $ 1,526,628 | $ - | $ 1,526,628 |
| Savings deposits | 218,986 | - | 218,986 | - | 218,986 |
| Time deposits | 220,856 | 282,798 | 503,654 | 317,071 | 820,725 |
| Short-term borrowings | 60,000 | - | 60,000 | 6,115 | 66,115 |
| Senior long-term debt | 39,099 | - | 39,099 | 155,000 | 194,099 |
| Junior subordinated debt | 15,000 | - | 15,000 | - | 15,000 |
| Noninterest-bearing, net | - | - | - | 598,246 | 598,246 |
| **Total source of funds** | **$ 2,080,569** | **$ 282,798** | **$ 2,363,367** | **$ 1,076,432** | **$ 3,439,799** |
| **Period gap** | $ (1,061,803) | $ 45,078 | $(1,016,725) | $ 1,016,725 | |
| **Cumulative gap** | $ (1,061,803) | $ (1,016,725) | $(1,016,725) | $ - | |
| **Cumulative gap as a percent of earning assets** | (30.9)% | (29.6)% | (29.6)% | | |

Griffith, DeLaney, Hillman & Lett

CERTIFIED PUBLIC ACCOUNTANTS

PAUL DAVID GRIFFITH, CPA
JOHN MICHAEL DELANEY, CPA
TRACY NEAL HILLMAN, CPA
JONATHAN E. LETT, CPA

BEVERLY SUE PEMBERTON, CPA
KIMBERLY PAYNE CURTIS, CPA
CHRIS TILSLEY, CPA

429 - 13th Street, P.O. Box 1360
Ashland, Kentucky 41105-1360
(606) 329-1656
(800) 377-6270
FAX: (606) 324-4739

## Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
First Guaranty Bancshares, Inc.

**Opinions on the Financial Statements and Internal Control over Financial Reporting**

We have audited the accompanying consolidated balance sheets of First Guaranty Bancshares, Inc. and Subsidiary (First Guaranty) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes collectively referred to as the financial statements. We also have audited First Guaranty's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Guaranty as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, First Guaranty maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

**Basis for Opinion**

First Guaranty's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on First Guaranty's financial statements and an opinion on First Guaranty's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Guaranty in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

**Allowance for Credit Losses**

As described in Notes 1, 5 and 6 to the financial statements, at December 31, 2023, First Guaranty's total loans were $2.7 billion and the associated allowance for credit losses balance was $30.9 million. The allowance for credit losses is management's evaluation of expected credit losses over the life of the loans in the portfolio in accordance with Accounting Standards Codification ASC 326: Financial Instruments – Credit Losses. The Company uses the discounted cash flow method to estimate expected losses for all of the Company's loan segments that exhibit similar risk characteristics and loans that do not share risk characteristics are evaluated on an individual basis. For each loan segment, the Company generates cash flow projections at the instrument level adjusting payment expectations for estimated prepayment speed, curtailments, time to recovery, probability of default and loss given default. Additional qualitative adjustments are applied for risk factors that are not considered within the modeling process but are relevant in assessing the expected credit losses within the loan segments. Consideration is given to the following factors: changes in lending policies, procedures and strategies; changes in nature and volume of the portfolio; staff experience; changes in volume and trends in classified loans, delinquencies and nonaccruals; concentration risk; trends in underlying collateral values; external factors such as competition, legal and regulatory environment; changes in the quality of the loan review system; and economic conditions.

Auditing management's estimate of the allowances for loan credit losses, and more specifically the qualitative factor adjustments applied in the ACL, is a critical audit matter. The principal consideration for our determination of the critical audit matter is a high degree of subjectivity of the assumptions utilized in calculating the qualitative reserve component within the model. Furthermore, certain inputs and assumptions lack observable data and, therefore, applying audit procedures required a higher degree of auditor judgement and subjectivity due to the nature and extent of audit evidence and effort required to address this matter.

The primary procedures we performed to address the critical audit matter included:

- Obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the reliability and accuracy of data used to calculate and estimate the various components of the ACL including:
    - Loan data completeness and accuracy,
    - Grouping of loans by segment,
    - Model inputs utilized,
    - Approval of model assumptions selected, and
    - Qualitative factors have been appropriately identified, are adequately supported, and accurately applied.

- Evaluated and tested the data and inputs utilized within the ACL calculation for completeness and accuracy including mathematical accuracy of the calculation.

- Evaluated the qualitative factors for appropriate identification and application including reasonableness of the basis for adjustment.

- Analyzed the total qualitative factor adjustment applied to each loan segment, in comparison to changes in the Company's quantitatively driven expected credit losses and loan segments and evaluated the appropriateness of the total qualitative factor adjustments applied in the overall allowance.



We have served as First Guaranty's auditor since 2022.

Ashland, Kentucky
March 15, 2024

## FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY - CONSOLIDATED BALANCE SHEETS

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands, except share data) | |
| **Assets** | | |
| **Cash and cash equivalents:** | | |
| Cash and due from banks | $ 286,114 | $ 82,796 |
| Federal funds sold | 341 | 423 |
| **Cash and cash equivalents** | **286,455** | **83,219** |
| **Investment securities:** | | |
| Available for sale, at fair value | 83,485 | 131,458 |
| Held to maturity, at cost and net of allowance for credit losses of $80 and $0 (estimated fair value of $253,584 and $242,560, respectively) | 320,638 | 320,068 |
| **Investment securities** | **404,123** | **451,526** |
| Federal Home Loan Bank stock, at cost | 13,390 | 6,528 |
| Loans held for sale | - | - |
| Loans, net of unearned income | 2,748,708 | 2,519,077 |
| Less: allowance for credit losses | 30,926 | 23,518 |
| **Net loans** | **2,717,782** | **2,495,559** |
| Premises and equipment, net | 69,792 | 58,206 |
| Goodwill | 12,900 | 12,900 |
| Intangible assets, net | 4,298 | 4,979 |
| Other real estate, net | 1,250 | 113 |
| Accrued interest receivable | 15,713 | 13,002 |
| Other assets | 27,069 | 25,315 |
| **Total Assets** | **$ 3,552,772** | **$ 3,151,347** |
| **Liabilities and Shareholders' Equity** | | |
| **Deposits:** | | |
| Noninterest-bearing demand | $ 442,755 | $ 524,415 |
| Interest-bearing demand | 1,526,628 | 1,460,259 |
| Savings | 218,986 | 205,760 |
| Time | 820,725 | 533,358 |
| **Total deposits** | **3,009,094** | **2,723,792** |
| Short-term advances from Federal Home Loan Bank | 50,000 | 120,000 |
| Short-term borrowings | 10,000 | 20,000 |
| Repurchase agreements | 6,297 | 6,442 |
| Accrued interest payable | 11,807 | 4,289 |
| Long-term advances from Federal Home Loan Bank | 155,000 | - |
| Senior long-term debt | 39,099 | 21,927 |
| Junior subordinated debentures | 15,000 | 15,000 |
| Other liabilities | 6,844 | 4,906 |
| **Total Liabilities** | **3,303,141** | **2,916,356** |
| **Shareholders' Equity** | | |
| **Common stock:** | | |
| Preferred stock, Series A - $1,000 par value - 100,000 shares authorized Non-cumulative perpetual; 34,500 issued and outstanding, respectively | $ 33,058 | $ 33,058 |
| Common stock, $1 par value - 100,600,000 shares authorized; and 12,475,424 and 10,716,796 shares issued and outstanding | 12,475 | 10,717 |
| Surplus | 149,085 | 130,093 |
| Retained earnings | 67,972 | 76,351 |
| Accumulated other comprehensive (loss) income | (12,959) | (15,228) |
| **Total Shareholders' Equity** | **249,631** | **234,991** |
| **Total Liabilities and Shareholders' Equity** | **$ 3,552,772** | **$ 3,151,347** |

*See Notes to the Consolidated Financial Statements.*

## FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF INCOME

| | Years Ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (in thousands, except share data) | |
| **Interest Income:** | | |
| Loans (including fees) | $ 167,140 | $ 126,002 |
| Deposits with other banks | 6,268 | 1,324 |
| Securities (including FHLB stock) | 9,601 | 9,250 |
| Federal funds sold | - | - |
| **Total Interest Income** | **183,009** | **136,576** |
| **Interest Expense:** | | |
| Demand deposits | 60,243 | 21,419 |
| Savings deposits | 3,554 | 915 |
| Time deposits | 23,967 | 10,682 |
| Borrowings | 10,540 | 3,518 |
| **Total Interest Expense** | **98,304** | **36,534** |
| **Net Interest Income** | **84,705** | **100,042** |
| Less: Provision for credit losses | 3,714 | 3,656 |
| **Net Interest Income after Provision for Credit Losses** | **80,991** | **96,386** |
| **Noninterest Income:** | | |
| Service charges, commissions and fees | 3,401 | 3,160 |
| ATM and debit card fees | 3,242 | 3,406 |
| Net gains (losses) on securities | - | (17) |
| Net gains on sale of loans | 12 | 1,774 |
| Other | 3,922 | 2,686 |
| **Total Noninterest Income** | **10,577** | **11,009** |
| **Noninterest Expense:** | | |
| Salaries and employee benefits | 40,422 | 36,699 |
| Occupancy and equipment expense | 9,027 | 8,932 |
| Other | 30,223 | 25,374 |
| **Total Noninterest Expense** | **79,672** | **71,005** |
| **Income Before Income Taxes** | **11,896** | **36,390** |
| Less: Provision for income taxes | 2,677 | 7,506 |
| **Net Income** | **9,219** | **28,884** |
| Less: Preferred stock dividends | 2,329 | 2,328 |
| **Net Income Available to Common Shareholders** | **$ 6,890** | **$ 26,556** |
| **Per Common Share:** | | |
| Earnings | $ 0.62 | $ 2.48 |
| Cash dividends paid | $ 0.64 | $ 0.64 |
| **Weighted Average Common Shares Outstanding** | 11,165,303 | 10,716,796 |

*See Notes to Consolidated Financial Statements*

## FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

| | Years Ended December 31, 2023 | 2022 |
|---|---|---|
| | (in thousands) | |
| **Net Income** | $ 9,219 | $ 28,884 |
| **Other comprehensive income:** | | |
| **Unrealized gains (losses) on securities:** | | |
| Unrealized holding gains (losses) arising during the period | 2,872 | (10,897) |
| Reclassification adjustments for losses (gains) included in net income | - | 17 |
| **Change in unrealized gains (losses) on securities** | 2,872 | (10,880) |
| Tax impact | (603) | 2,285 |
| **Other comprehensive income (loss)** | 2,269 | (8,595) |
| **Comprehensive Income** | $ 11,488 | $ 20,289 |

*See Notes to Consolidated Financial Statements*

## FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Preferred Stock $1,000 Par | Common Stock $1 Par | Surplus | Retained Earnings | Accumulated Other Comprehensive Income/(Loss) | Total |
|---|---|---|---|---|---|---|
| | (in thousands, except share data) | | | | | |
| **Balance December 31, 2021** | $ 33,058 | $ 10,717 | $ 130,093 | $ 56,654 | $ (6,633) | $ 223,889 |
| Net income | - | - | - | 7,585 | - | 7,585 |
| Other comprehensive income (loss) | - | - | - | - | (7,425) | (7,425) |
| Preferred stock dividends | - | - | - | (582) | - | (582) |
| Cash dividends on common stock ($0.16 per share) | - | - | - | (1,715) | - | (1,715) |
| **Balance March 31, 2022** | $ 33,058 | $ 10,717 | $ 130,093 | $ 61,942 | $ (14,058) | $ 221,752 |
| Net income | - | - | - | 8,124 | - | 8,124 |
| Other comprehensive income (loss) | - | - | - | - | (1,043) | (1,043) |
| Preferred stock dividends | - | - | - | (582) | - | (582) |
| Cash dividends on common stock ($0.16 per share) | - | - | - | (1,715) | - | (1,715) |
| **Balance June 30, 2022** | $ 33,058 | $ 10,717 | $ 130,093 | $ 67,769 | $ (15,101) | $ 226,536 |
| Net income | - | - | - | 8,053 | - | 8,053 |
| Other comprehensive income (loss) | - | - | - | - | (855) | (855) |
| Preferred stock dividends | - | - | - | (582) | - | (582) |
| Cash dividends on common stock ($0.16 per share) | - | - | - | (1,714) | - | (1,714) |
| **Balance September 30, 2022** | $ 33,058 | $ 10,717 | $ 130,093 | $ 73,526 | $ (15,956) | $ 231,438 |
| Net income | - | - | - | 5,122 | - | 5,122 |
| Other comprehensive income | - | - | - | - | 728 | 728 |
| Preferred stock dividends | - | - | - | (582) | - | (582) |
| Cash dividends on common stock ($0.16 per share) | - | - | - | (1,715) | - | (1,715) |
| **Balance December 31, 2022** | $ 33,058 | $ 10,717 | $ 130,093 | $ 76,351 | $ (15,228) | $ 234,991 |

*See Notes to Consolidated Financial Statements.*

## FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Preferred Stock $1,000 Par | Common Stock $1 Par | Surplus | Retained Earnings | Accumulated Other Comprehensive Income/(Loss) | Total |
|---|---|---|---|---|---|---|
| | (in thousands, except share data) | | | | | |
| **Balance December 31, 2022** | $ 33,058 | $ 10,717 | $ 130,093 | $ 76,351 | $ (15,228) | $ 234,991 |
| Net income | - | - | - | 3,468 | - | 3,468 |
| Cumulative effect of adoption of ASC Topic 326, net of tax | - | - | - | (7,900) | - | (7,900) |
| Other comprehensive income | - | - | - | - | 414 | 414 |
| Preferred stock dividends | - | - | - | (582) | - | (582) |
| Cash dividends on common stock ($0.16 per share) | - | - | - | (1,715) | - | (1,715) |
| **Balance March 31, 2023** | $ 33,058 | $ 10,717 | $ 130,093 | $ 69,622 | $ (14,814) | $ 228,676 |
| Net income | - | - | - | 2,676 | - | 2,676 |
| Common stock issued in private placement, 714,287 shares | - | 714 | 9,286 | - | - | 10,000 |
| Other comprehensive income (loss) | - | - | - | - | (84) | (84) |
| Preferred stock dividends | - | - | - | (582) | - | (582) |
| Cash dividends on common stock ($0.16 per share) | - | - | - | (1,829) | - | (1,829) |
| **Balance June 30, 2023** | $ 33,058 | $ 11,431 | $ 139,379 | $ 69,887 | $ (14,898) | $ 238,857 |
| Net income | - | - | - | 1,772 | - | 1,772 |
| Other comprehensive income | - | - | - | - | 605 | 605 |
| Preferred stock dividends | - | - | - | (582) | - | (582) |
| Cash dividends on common stock ($0.16 per share) | - | - | - | (1,830) | - | (1,830) |
| **Balance September 30, 2023** | $ 33,058 | $ 11,431 | $ 139,379 | $ 69,247 | $ (14,293) | $ 238,822 |
| Net income | - | - | - | 1,303 | - | 1,303 |
| Common stock issued in private placement, 1,000,000 shares | - | 1,000 | 9,000 | - | - | 10,000 |
| Common stock issued under Equity Bonus Plan, 44,341 shares | - | 44 | 706 | - | - | 750 |
| Other comprehensive income | - | - | - | - | 1,334 | 1,334 |
| Preferred stock dividends | - | - | - | (582) | - | (582) |
| Cash dividends on common stock ($0.16 per share) | - | - | - | (1,996) | - | (1,996) |
| **Balance December 31, 2023** | $ 33,058 | $ 12,475 | $ 149,085 | $ 67,972 | $ (12,959) | $ 249,631 |

*See Notes to Consolidated Financial Statements.*

## FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (in thousands) | |
| **Cash Flows From Operating Activities:** | | |
| **Net income** | $ 9,219 | $ 28,884 |
| **Adjustments to reconcile net income to net cash provided by operating activities:** | | |
| Provision for loan losses | 3,714 | 3,656 |
| Depreciation and amortization | 4,026 | 4,109 |
| Amortization/Accretion of investments | 987 | 1,801 |
| (Gain) loss on sale/call of securities | - | 17 |
| Gain on sale of assets | (35) | (1,857) |
| Repossessed asset writedowns, gains and losses on dispositions | 150 | 96 |
| FHLB stock dividends | (358) | (20) |
| Change in other assets and liabilities, net | 4,011 | 179 |
| **Net Cash Provided by Operating Activities** | **21,714** | **36,865** |
| **Cash Flows From Investing Activities:** | | |
| Proceeds from maturities, calls and sales of AFS securities | 51,406 | 52,986 |
| Funds invested in AFS securities | (2,626) | (153,053) |
| Proceeds from maturities and calls of HTM securities | 289 | - |
| Proceeds from sale/redemption of Federal Home Loan Bank stock | 2,425 | 2,182 |
| Funds invested in Federal Home Loan Bank stock | (8,929) | (7,331) |
| Funds invested in intangibles | (100) | - |
| Net increase in loans | (234,123) | (362,543) |
| Purchases of premises and equipment | (14,855) | (2,643) |
| Proceeds from sales of premises and equipment | 324 | 70 |
| Proceeds from sales of other real estate owned | 101 | 2,421 |
| **Net Cash Used In Investing Activities** | **(206,088)** | **(467,911)** |
| **Cash Flows From Financing Activities:** | | |
| Net increase in deposits | 285,302 | 127,300 |
| Net (decrease) increase in federal funds purchased and short-term borrowings | (80,145) | 140,003 |
| Proceeds of long-term borrowings, net of costs | 195,097 | - |
| Repayment of long-term borrowings | (22,946) | (5,783) |
| Common stock issued in private placement | 20,000 | - |
| Dividends paid on preferred stock | (2,328) | (2,328) |
| Dividends paid common stock | (7,370) | (6,859) |
| **Net Cash Provided By Financing Activities** | **387,610** | **252,333** |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | 203,236 | (178,713) |
| **Cash and Cash Equivalents at the Beginning of the Period** | 83,219 | 261,932 |
| **Cash and Cash Equivalents at the End of the Period** | **$ 286,455** | **$ 83,219** |
| **Noncash Activities:** | | |
| Acquisition of real estate in settlement of loans | $ 1,388 | $ 558 |
| Transfer of securities from AFS to HTM | $ - | $ 176,181 |
| Common stock issued for stock grants | $ 750 | $ - |
| **Cash Paid During the Period:** | | |
| Interest on deposits and borrowed funds | $ 90,786 | $ 36,725 |
| Federal income taxes | $ 3,100 | $ 7,600 |
| State income taxes | $ 330 | $ 20 |

*See Notes to the Consolidated Financial Statements.*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Note 1. Business and Summary of Significant Accounting Policies

*Business*

First Guaranty Bancshares, Inc. ("First Guaranty") is a Louisiana corporation and a financial holding company headquartered in Hammond, LA. First Guaranty owns all of the outstanding shares of common stock of First Guaranty Bank. First Guaranty Bank (the "Bank") is a Louisiana-chartered commercial bank that offers a wide range of financial services and focuses on building client relationships and providing exceptional customer service. These services include consumer and commercial lending, mortgage loan origination, the issuance of credit cards and retail banking services. The Bank also maintains an investment portfolio comprised of government, government agency, corporate, and municipal securities. The Bank has thirty-six banking facilities and forty-nine automated teller machines (ATMs) in Southeast, Southwest, Central and North Louisiana, North Central Texas, Kentucky and West Virginia.

*Summary of significant accounting policies*

The accounting and reporting policies of First Guaranty conform to generally accepted accounting principles and to predominant accounting practices within the banking industry. The more significant accounting and reporting policies are as follows:

*Consolidation*

The consolidated financial statements include the accounts of First Guaranty Bancshares, Inc., and its wholly owned subsidiary, First Guaranty Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

*Use of estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan and lease losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and the valuation of investment securities. In connection with the determination of the allowance for loan and lease losses and real estate owned, First Guaranty obtains independent appraisals for significant properties.

*Cash and cash equivalents*

For purposes of reporting cash flows, cash and cash equivalents are defined as cash, due from banks, interest-bearing demand deposits with banks and federal funds sold with maturities of three months or less.

*Securities*

First Guaranty reviews its financial position, liquidity and future plans in evaluating the criteria for classifying investment securities. Debt securities that Management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities available for sale are stated at fair value. The unrealized difference, if any, between amortized cost and fair value of these AFS securities is excluded from income and is reported, net of deferred taxes, in accumulated other comprehensive income as a part of shareholders' equity. Details of other comprehensive income are reported in the consolidated statements of comprehensive income. Realized gains and losses on securities are computed based on the specific identification method and are reported as a separate component of other income. Amortization of premiums and discounts is included in interest income. Discounts and premiums related to debt securities are amortized using the effective interest rate method.

On January 1, 2023 the Bank adopted ASC 326, which requires expected credit related losses on available for sale debt securities to be recorded through an allowance for credit losses, while non-credit related losses or declines in fair value continue to be recognized through other comprehensive income. Under the new guidance, First Guaranty is also required to evaluate held to maturity debt securities for expected credit losses.

Management evaluates securities for impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. In estimating losses, management considers the extent that fair value has been less than cost and the financial condition and near term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through an allowance for credit losses. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) impairment related to credit loss, which must be recognized in the income statement and 2) impairment related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis but cannot be more than the difference between amortized cost and the fair value of the security.

*Loans held for sale*

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties and documentation deficiencies. Mortgage loans held for sale are generally sold with the mortgage servicing rights released. Gains or losses on sales of mortgage loans are recognized based on the differences between the selling price and the carrying value of the related mortgage loans sold.

*Loans*

Loans are stated at the principal amounts outstanding, net of unearned income and deferred loan fees. In addition to loans issued in the normal course of business, overdrafts on customer deposit accounts are considered to be loans and reclassified as such. Interest income on all classifications of loans is calculated using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when Management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that reasonable doubt

exists as to the full and timely collection of principal and interest. This evaluation is made for all loans that are 90 days or more contractually past due. When a loan is placed in nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of interest and principal is probable. Loans are returned to accrual status when, in the judgment of Management, all principal and interest amounts contractually due are reasonably assured to be collected within a reasonable time frame and when the borrower has demonstrated payment performance of cash or cash equivalents; generally for a period of 6 months. All loans, except mortgage loans, are considered past due if they are past due 30 days. Mortgage loans are considered past due when two consecutive payments have been missed. Loans that are past due 90-120 days and deemed uncollectible are charged-off. The loan charge off is a reduction of the allowance for credit losses.

*Troubled Debt Restructurings (TDRs)*

TDRs are loans in which the borrower is experiencing financial difficulty at the time of restructuring, and the Bank has granted a concession to the borrower. TDRs are undertaken in order to improve the likelihood of recovery on the loan and may take the form of modifications made with the stated interest rate lower than the current market rate for new debt with similar risk, other modifications to the structure of the loan that fall outside of normal underwriting policies and procedures, or in limited circumstances forgiveness of principal and / or interest. TDRs can involve loans remaining on non-accrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. TDRs are subject to policies governing accrual and nonaccrual evaluation consistent with all other loans as discussed in the "Loans" section above. All loans with the TDR designation are considered to be impaired, even if they are accruing.

First Guaranty's policy is to evaluate TDRs that have subsequently been restructured and returned to market terms after 6 months of performance. The evaluation includes a review of the loan file and analysis of the credit to assess the loan terms, including interest rate to insure such terms are consistent with market terms. The loan terms are compared to a sampling of loans with similar terms and risk characteristics, including loans originated by First Guaranty and loans lost to a competitor. The sample provides a guide to determine market terms pursuant to ASC 310-40-50-2. The loan is also evaluated at that time for impairment. A loan determined to be restructured to market terms and not considered impaired will no longer be disclosed as a TDR in the years following the restructuring. These loans will continue to be individually evaluated for impairment. A loan determined to either be restructured to below market terms or to be impaired will remain a TDR.

The TDR requirements became inapplicable to First Guaranty upon our adoption of CECL on January 1, 2023.

*Credit Quality*

First Guaranty's credit quality indicators are pass, special mention, substandard, and doubtful.

Loans included in the pass category are performing loans with satisfactory debt coverage ratios, collateral, payment history, and documentation requirements.

Special mention loans have potential weaknesses that deserve close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects. Borrowers may be experiencing adverse operating trends (declining revenues or margins) or an ill proportioned balance sheet (e.g., increasing inventory without an increase in sales, high leverage, tight liquidity). Adverse economic or market conditions, such as interest rate increases or the entry of a new competitor, may also support a special mention rating. Nonfinancial reasons include management problems, pending litigation, an ineffective loan agreement or other material structural weakness, and any other significant deviation from prudent lending practices.

A substandard loan is inadequately protected by the paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness. They are characterized by the distinct possibility that First Guaranty will sustain some loss if the deficiencies are not corrected. These loans require more intensive supervision. Substandard loans are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization. Repayment may depend on collateral or other credit risk mitigates. For some substandard loans, the likelihood of full collection of interest and principal may be in doubt and interest is no longer accrued. Consumer loans that are 90 days or more past due or that are nonaccrual are considered substandard.

Doubtful loans have the weaknesses of substandard loans with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values.

*Loan fees and costs*

Nonrefundable loan origination and commitment fees and direct costs associated with originating loans are deferred and recognized over the lives of the related loans as an adjustment to the loans' yield using the level yield method.

*Allowance for credit losses*

The allowance for credit losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. The allowance is based on management's evaluation of expected credit losses over the life of the loans in the portfolio, in accordance with ASC 326. The loan portfolio is divided into segments to evaluate expected losses. Loans that do not share risk characteristics with a segment are evaluated individually. Management estimates the allowance balance using available information such as past events, current conditions and reasonable forecasts. Adjustments to historical information are made using qualitative and qualitative factors developed by management.

The following are general credit risk factors that affect our loan portfolio segments. These factors do not encompass all risks associated with each loan category. Construction and land development loans have risks associated with interim construction prior to permanent financing and repayment risks due to the future sale of developed property. Farmland and agricultural loans have risks such as weather, government agricultural policies, fuel and fertilizer costs, and market price volatility. One- to four-family residential, multifamily, and consumer credits are strongly influenced by employment levels, consumer debt loads and the general economy. Non-farm non-residential loans include both owner-occupied real estate and non-owner occupied real estate. Common risks associated with these properties is the ability to maintain tenant leases and keep lease income at a level able to service required debt and operating expenses. Commercial and industrial loans generally have non-real estate secured collateral which requires closer monitoring than real estate collateral.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, and individually evaluated for impairment. For such loans that are also classified as individually evaluated for impairment, an allowance is established when the discounted cash flows (or collateral

value or observable market price) of the loan is lower than the carrying value of that loan. The general component covers non-classified loans and special mention loans and is based on historical loss experience adjusted for qualitative factors. Qualitative factors include analysis of levels and trends in delinquencies, nonaccrual loans, charge-offs and recoveries, loan risk ratings, trends in volume and terms of loans, changes in lending policy, credit concentrations, portfolio stress test results, national and local economic trends, industry conditions, and other relevant factors. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses.

The allowance for credit losses on unfunded commitments represents expected credit losses over the contractual period for which First Guaranty is exposed to credit risk from a contractual obligation to extend credit. No allowance is recorded if there is an unconditional right to cancel the obligation. The allowance is reported as a component of Other Liabilities on the Consolidated Balance Sheets. Adjustments to the allowance for unfunded commitments are included in the provision for credit losses on the Consolidated Statements of Income.

*Goodwill and intangible assets*

Goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in an acquisition. First Guaranty's goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment in accordance with ASC Topic 350.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own or in combination with the related contract, asset or liability. First Guaranty's intangible assets primarily relate to core deposits and loan servicing assets related to the SBA portfolio. These core deposit intangibles are amortized on a straight-line basis over terms ranging from seven to fifteen years. Management periodically evaluates whether events or circumstances have occurred that impair this deposit intangible.

*Premises and equipment*

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings and improvements 10-40 years
Equipment, fixtures and automobiles 3-10 years

Expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives. Repairs, maintenance and minor improvements are charged to operating expense as incurred. Gains or losses on disposition, if any, are recorded as a separate line item in noninterest income on the Statements of Income.

*Other real estate*

Other real estate includes properties acquired through foreclosure or acceptance of deeds in lieu of foreclosure. These properties are recorded at the lower of the recorded investment in the property or its fair value less the estimated cost of disposition. Any valuation adjustments required prior to foreclosure are charged to the allowance for loan and lease losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other real estate expense or to the allowance for other real estate. Costs of operating and maintaining the properties are charged to other real estate expense as incurred. Any subsequent gains or losses on dispositions are credited or charged to income in the period of disposition.

*Off-balance sheet financial instruments*

In the ordinary course of business, First Guaranty has entered into commitments to extend credit, including commitments under credit card arrangements, commitments to fund commercial real estate, construction and land development loans secured by real estate, and performance standby letters of credit. Such financial instruments are recorded when they are funded.

*Income taxes*

First Guaranty and its subsidiary file a consolidated federal income tax return on a calendar year basis. In lieu of Louisiana state income tax, the Bank is subject to the Louisiana bank shares tax, which is included in noninterest expense in First Guaranty's consolidated financial statements. With few exceptions, First Guaranty is no longer subject to U.S. federal, state or local income tax examinations for years before 2019. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be utilized.

*Comprehensive income*

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the Statements of Comprehensive Income.

*Fair Value Measurements*

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. First Guaranty uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. See Note 19 for a detailed description of fair value measurements.

*Transfers of Financial Assets*

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from First Guaranty, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) First Guaranty does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

*Earnings per common share*

Earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. In December of 2021, First Guaranty issued a pro rata, 10% common stock dividend. The shares issued for the stock dividend have been retrospectively factored into the calculation of earnings per share as well as cash dividends paid on common stock and represented on the face of the financial statements. No convertible shares of First Guaranty's stock are outstanding.

*Operating Segments*

All of First Guaranty's operations are considered by management to be aggregated into one reportable operating segment. While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material. Operations are managed and financial performance is evaluated on a Company-wide basis.

*Reclassifications*

Certain reclassifications have been made to prior year end financial statements in order to conform to the classification adopted for reporting in 2023.

## Note 2. Recent Accounting Pronouncements

*Accounting Standards Adopted in 2023*

First Guaranty adopted FASB ASC Topic 326 "Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments" Update No. 2016-13 ("ASU 2016-13"). ASU 2016-13 on January 1, 2023. ASU 2016-13, referred to as the Current Expected Credit Loss ("CECL") standard, requires financial assets measured on an amortized cost basis, including loans and held-to-maturity debt securities, to be presented at an amount net of an allowance for credit losses, which reflects expected losses for the full life of the financial asset. Unfunded lending commitments are also within the scope of this topic. Under prior GAAP losses were not recognized until the occurrence of the loss was probable.

CECL requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. The CECL methodology requires that lifetime expected credit losses be recorded at the time the financial asset is originated or acquired, and be adjusted each period as a provision for credit losses for changes in expected lifetime credit losses. ASU 2016-13 does not specify the method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the lifetime credit loss estimate. First Guaranty developed a CECL model methodology that calculates expected credit losses over the life of the portfolio by analyzing the composition, characteristics and quality of the loan and securities portfolios, as well as prevailing economic conditions and forecasts. First Guaranty's CECL calculation estimates loan losses using a combination of discounted cash flow and remaining life analyses.

First Guaranty adopted ASU 2016-13 using the modified retrospective approach for all loans and off-balance sheet credit exposures measured at amortized cost, other than purchased credit deteriorated ("PCD") financial assets. Results for reporting periods beginning after December 31, 2022 are presented in accordance with ASU 2016-13 while prior period amounts continue to be reported in accordance with previously applicable GAAP.

ASU 2016-13 also amended the accounting model for purchased financial assets and replaced the guidance for purchased credit impaired ("PCI") financial assets with the concept of PCDs. For PCD assets, the CECL estimate is recognized through the allowance for credit losses with an offset to the amortized cost basis of the PCD asset at the date of acquisition. Subsequent changes in the allowance for credit losses for PCD assets are recognized through a provision for credit losses on loans. First Guaranty used the prospective transition approach for PCD loans that were previously classified as PCI and accounted for under ASC 310-30, "Loans and Debt Securities Acquired with Deteriorated Credit Quality" ("ASC 310-30"). First Guaranty determined that certain PCI assets no longer met meet the criteria of PCD assets as of the date of adoption.

First Guaranty adopted ASU 2016-13 on January 1, 2023, and recorded a one-time, cumulative effect adjustment as shown in the table below (dollars in thousands).

| | December 31, 2022 | Impact of ASU 2016-13 | January 1, 2023 |
|---|---|---|---|
| | | *(in thousands)* | |
| **Assets:** | | | |
| Allowance for credit losses | $ (23,518) | $ (8,220) | $ (31,738) |
| Deferred tax asset | 6,420 | 2,100 | 8,520 |
| Remaining purchase discount on loans | (1,120) | 1,120 | - |
| **Liabilities:** | | | |
| Reserve for unfunded loan commitments | - | (2,900) | (2,900) |
| **Stockholder's Equity:** | | | |
| Retained earnings | 76,351 | (7,900) | 68,451 |

In addition, ASU 2016-13 amends the accounting for credit losses on available for sale ("AFS") securities, requiring expected credit losses on AFS securities to be recorded in an allowance for credit losses rather than as a write-down of the securities' amortized cost. Declines in the fair value of AFS securities that are not considered credit related are recognized in accumulated other comprehensive income. In addition, expected credit losses on held to maturity ("HTM") securities are required to be recorded in an allowance for credit losses rather than as a write-down of the securities' amortized cost basis. First Guaranty's AFS securities portfolio was not materially impacted by the adoption of ASC 326. A $100,000 allowance for HTM securities was recorded at the adoption of ASC 326.

The allowance for credit losses is measured on a pool basis when similar risk characteristics exist and is maintained at an amount which management believes is a current estimate of the expected credit losses for the full life of the relevant pool of loans and related unfunded lending commitments. For modeling purposes, loan pools include: Real Estate based pools for construction and land development, farmland, 1-4 family residential, multifamily, and non-farm non-residential and non-real-estate pools for agricultural, commercial and industrial, commercial leases and consumer and other. Management periodically reassesses each pool to confirm the loans within the pool continue to share similar characteristics and risk profiles and to determine whether further segmentation is necessary. The loss rates computed for each pool and expected pool-level funding rates are applied to the related unfunded lending commitments to calculate an allowance for credit losses.

Loans that do not share similar risk characteristics with other loans are excluded from the loan pools and individually evaluated for impairment. Individually evaluated loans are loans for which it is probable that all the amounts due under the contractual terms of the loan will not be collected.

FASB ASC Topic 326 "Financial Instruments – Credit Losses, Troubled Debt Restructurings and Vintage Disclosures" Update No. 2022-02 ("ASU 2022-02"). ASU 2022-02 became effective for First Guaranty on January 1, 2023 and is applied prospectively. ASU 2022-02 amends Topic 326 to eliminate the accounting guidance for troubled debt restructurings ("TDRs") by creditors that have adopted ASU 2016-13 and, instead, requires that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendment also requires that public business entities disclose current-period gross charge-offs by year of origination for financing receivables and net investments in leases. The adoption of ASU 2022-02 did not have a material impact on First Guaranty's consolidated financial statements.

***Accounting Pronouncements Not Yet Adopted***

ASU No. 2023-09, *"Improvements to Tax Disclosures"* ("ASU 2023-09") is intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. We do not expect it to have a material effect on First Guaranty's consolidated financial statements.

## Note 3. Cash and Due from Banks

Certain reserves are required to be maintained at the Federal Reserve Bank. There was no reserve requirement as of December 31, 2023 and 2022. At December 31, 2023 First Guaranty had three accounts at correspondent banks, excluding the Federal Reserve Bank, that exceeded the FDIC insurable limit of $250,000. These accounts were over the insurable limit by $1.2 million. At December 31, 2022 First Guaranty had three accounts at correspondent banks, excluding the Federal Reserve Bank, that exceeded the FDIC insurable limit of $250,000. These accounts were over the insurable limit by $4.6 million.

## Note 4. Securities

A summary comparison of securities by type at December 31, 2023 and 2022 is shown below.

| | December 31, 2023 | | | | December 31, 2022 | | | |
|---|---|---|---|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| | (in thousands) | | | | | | | |
| **Available for sale:** | | | | | | | | |
| U.S. Treasuries | $ 50,048 | $ - | $ (218) | $ 49,830 | $ 100,642 | $ - | $ (2,142) | $ 98,500 |
| U.S. Government Agencies | - | - | - | - | - | - | - | - |
| Corporate debt securities | 16,750 | 3 | (1,279) | 15,474 | 16,750 | - | (752) | 15,998 |
| Municipal bonds | 13,522 | 31 | (372) | 13,181 | 14,742 | 31 | (426) | 14,347 |
| Mortgage-backed securities | 5,144 | - | (144) | 5,000 | 2,711 | - | (98) | 2,613 |
| **Total available for sale securities** | **$ 85,464** | **$ 34** | **$ (2,013)** | **$ 83,485** | **$ 134,845** | **$ 31** | **$ (3,418)** | **$ 131,458** |
| **Held to maturity:** | | | | | | | | |
| U.S. Government Agencies | $ 265,896 | $ - | $(61,532) | $ 204,364 | $ 265,032 | $ - | $(69,503) | $ 195,529 |
| Corporate debt securities | 54,822 | - | (5,602) | 49,220 | 55,036 | - | (8,005) | 47,031 |
| **Total held to maturity securities** | **$ 320,718** | **$ -** | **$(67,134)** | **$ 253,584** | **$ 320,068** | **$ -** | **$ (77,508)** | **$ 242,560** |

The scheduled maturities of securities at December 31, 2023, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities due to call or prepayments. Mortgage-backed securities are not due at a single maturity because of amortization and potential prepayment of the underlying mortgages. For this reason they are presented separately in the maturity table below.

| | December 31, 2023 | |
|---|---|---|
| | Amortized Cost | Fair Value |
| | *(in thousands)* | |
| **Available for sale:** | | |
| Due in one year or less | $ 50,858 | $ 50,637 |
| Due after one year through five years | 2,784 | 2,762 |
| Due after five years through 10 years | 20,041 | 18,764 |
| Over 10 years | 6,637 | 6,322 |
| **Subtotal** | **80,320** | **78,485** |
| Mortgage-backed Securities | 5,144 | 5,000 |
| **Total available for sale securities** | **$ 85,464** | **$ 83,485** |
| **Held to maturity:** | | |
| Due in one year or less | $ - | $ - |
| Due after one year through five years | 2,004 | 1,865 |
| Due after five years through 10 years | 115,574 | 100,500 |
| Over 10 years | 203,140 | 151,219 |
| **Total held to maturity securities** | **$ 320,718** | **$ 253,584** |

At December 31, 2023 and 2022 the carrying value of pledged securities totaled $192.2 million and $260.8 million, respectively.

Accrued interest receivable on First Guaranty's investment securities was $1.8 million and $2.0 million at December 31, 2023 and 2022, respectively, and was included in accrued interest receivable on the consolidated balance sheet. First Guaranty had a $0.1 million allowance for credit losses related to the held to maturity portfolio at December 31, 2023.

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at December 31, 2023.

| | December 31, 2023 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Less Than 12 Months | | | 12 Months or More | | | Total | | |
| | Number of Securities | Fair Value | Gross Unrealized Losses | Number of Securities | Fair Value | Gross Unrealized Losses | Number of Securities | Fair Value | Gross Unrealized Losses |
| | *(in thousands)* | | | | | | | | |
| **Available for sale:** | | | | | | | | | |
| U.S. Treasuries | - | $ - | $ - | 3 | $ 49,830 | $ (218) | 3 | $ 49,830 | $ (218) |
| U.S. Government Agencies | - | - | - | - | - | - | - | - | - |
| Corporate debt securities | - | - | - | 15 | 14,471 | (1,279) | 15 | 14,471 | (1,279) |
| Municipal bonds | 12 | 3,417 | (6) | 41 | 5,895 | (366) | 53 | 9,312 | (372) |
| Mortgage-backed securities | 2 | 2,606 | (21) | 5 | 2,394 | (123) | 7 | 5,000 | (144) |
| **Total available for sale securities** | **14** | **$ 6,023** | **$ (27)** | **64** | **$ 72,590** | **$ (1,986)** | **78** | **$ 78,613** | **$ (2,013)** |
| **Held to maturity** | | | | | | | | | |
| U.S. Government Agencies | - | $ - | $ - | 29 | $204,364 | $ (61,532) | 29 | $204,364 | $ (61,532) |
| Corporate debt securities | - | - | - | 57 | 49,220 | (5,602) | 57 | 49,220 | (5,602) |
| **Total held to maturity securities** | **-** | **$ -** | **$ -** | **86** | **$253,584** | **$(67,134)** | **86** | **$253,584** | **$(67,134)** |

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at December 31, 2022.

| | December 31, 2022 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Less Than 12 Months | | | 12 Months or More | | | Total | | |
| | Number of Securities | Fair Value | Gross Unrealized Losses | Number of Securities | Fair Value | Gross Unrealized Losses | Number of Securities | Fair Value | Gross Unrealized Losses |
| | (in thousands) | | | | | | | | |
| **Available for sale:** | | | | | | | | | |
| U.S. Treasuries | - | $ - | $ - | 6 | $ 98,500 | $ (2,142) | 6 | $ 98,500 | $ (2,142) |
| U.S. Government Agencies | - | - | - | - | - | - | - | - | - |
| Corporate debt securities | 14 | 14,628 | (622) | 2 | 1,370 | (130) | 16 | 15,998 | (752) |
| Municipal bonds | 46 | 5,854 | (394) | 6 | 673 | (32) | 52 | 6,527 | (426) |
| Mortgage-backed securities | 3 | 2,608 | (98) | 4 | 5 | - | 7 | 2,613 | (98) |
| **Total available for sale securities** | **63** | **$ 23,090** | **$ (1,114)** | **18** | **$ 100,548** | **$ (2,304)** | **81** | **$ 123,638** | **$ (3,418)** |
| **Held to maturity** | | | | | | | | | |
| U.S. Government Agencies | 13 | $ 89,695 | $(21,724) | 16 | $105,834 | $(47,779) | 29 | $ 195,529 | $ (69,503) |
| Corporate debt securities | 59 | 47,031 | (8,005) | - | - | - | 59 | 47,031 | (8,005) |
| **Total held to maturity securities** | **72** | **$136,726** | **$(29,729)** | **16** | **$105,834** | **$(47,779)** | **88** | **$ 242,560** | **$ (77,508)** |

As of December 31, 2023, 164 of First Guaranty's debt securities had gross unrealized losses totaling 17.2% of the individual securities' amortized cost basis and 17.0% of First Guaranty's total amortized cost basis of the investment securities portfolio. 150 of the 164 securities had been in a continuous loss position for over 12 months at such date. The 150 securities had an aggregate amortized cost basis of $395.3 million and an unrealized loss of $69.1 million at December 31, 2023. Management has the intent and ability to hold these debt securities until maturity or until anticipated recovery.

Securities are evaluated for impairment from credit losses at least quarterly and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (i) the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) the recovery of contractual principal and interest and (iv) the intent and ability of First Guaranty to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment securities issued by the U.S. Government and Government sponsored enterprises with unrealized losses and the amount of unrealized losses on those investment securities that are the result of changes in market interest rates will not be credit impaired. First Guaranty has the ability and intent to hold these securities until recovery, which may not be until maturity.

There was one charge-off, net of recovery, of $0.1 million recognized on a corporate security during the year ended December 31, 2023. There was a $0.1 million provision for credit losses recognized on securities during the year ended December 31, 2023.

Gross realized gains on sales of securities were $0 and $0.1 million for the years ended December 31, 2023 and 2022, respectively. Gross realized losses were $0 and $0.1 million for the years ended December 31, 2023 and 2022. The tax applicable to these transactions amounted to $0 and $3,000 for 2023 and 2022, respectively. Proceeds from sales of securities classified as available for sale amounted to $0 and $3.1 million for the years ended December 31, 2023 and 2022, respectively.

Net unrealized losses on available for sale securities included in accumulated other comprehensive income (loss) ("AOCI"), net of applicable income taxes, totaled $13.0 million and $15.2 million at December 31, 2023 and 2022. During 2023 net gains, net of tax, reclassified out of AOCI into earnings totaled $0. During 2022 net gains, net of tax, reclassified out of AOCI into earnings totaled $13,000.

At December 31, 2023, First Guaranty's exposure to investment securities issuers that exceeded 10% of shareholders' equity was as follows:

| | December 31, 2023 | |
|---|---|---|
| | Amortized Cost | Fair Value |
| | (in thousands) | |
| U.S. Government Treasuries (U.S.) | $ 50,048 | $ 49,830 |
| Federal Home Loan Bank (FHLB) | 32,196 | 26,109 |
| Federal Home Loan Mortgage Corporation (Freddie Mac-FHLMC) | 97,488 | 69,941 |
| Federal Fam Credit Bank (FFCB) | 138,730 | 110,707 |
| **Total** | **$ 318,462** | **$ 256,587** |

## Note 5. Loans

The following table summarizes the components of First Guaranty's loan portfolio as of December 31, 2023 and December 31, 2022:

| | December 31, | | | |
|---|---|---|---|---|
| | 2023 | | 2022 | |
| | Balance | As % of Category | Balance | As % of Category |
| | (in thousands, except for %) | | | |
| **Real Estate:** | | | | |
| Construction & land development | $ 399,435 | 14.5% | $ 233,091 | 9.2% |
| Farmland | 32,530 | 1.2% | 24,823 | 1.0% |
| 1- 4 Family | 444,850 | 16.1% | 366,330 | 14.5% |
| Multifamily | 118,921 | 4.3% | 119,785 | 4.7% |
| Non-farm non-residential | 1,045,865 | 37.9% | 992,929 | 39.3% |
| **Total Real Estate** | **2,041,601** | **74.0%** | **1,736,958** | **68.7%** |
| **Non-Real Estate:** | | | | |
| Agricultural | 41,008 | 1.5% | 39,045 | 1.5% |
| Commercial and industrial(1) | 334,972 | 12.1% | 385,279 | 15.3% |
| Commercial leases | 285,415 | 10.4% | 317,574 | 12.6% |
| Consumer and other | 54,485 | 2.0% | 47,864 | 1.9% |
| **Total Non-Real Estate** | **715,880** | **26.0%** | **789,762** | **31.3%** |
| **Total Loans Before Unearned Income** | **2,757,481** | **100.0%** | **2,526,720** | **100.0%** |
| Unearned income | (8,773) | | (7,643) | |
| **Total Loans Net of Unearned Income** | **$ 2,748,708** | | **$ 2,519,077** | |

(1) Includes PPP loans fully guaranteed by the SBA of $2.8 million and $5.9 million at December 31, 2023 and December 31, 2022, respectively.

Accrued interest receivable on First Guaranty's loans totaled $13.9 million and $11.0 million at December 31, 2023 and December 31, 2022, respectively, and is included in accrued interest receivable on the consolidated balance sheet. Accrued interest receivable is excluded from First Guaranty's estimate of the allowance for credit losses.

The following table summarizes fixed and floating rate loans by contractual maturity, excluding nonaccrual loans, as of December 31, 2023 and December 31, 2022 unadjusted for scheduled principal payments, prepayments, or repricing opportunities. The average life of the loan portfolio may be substantially less than the contractual terms when these adjustments are considered.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | | 2022 | | |
| | (in thousands) | | | | | |
| | Fixed | Floating | Total | Fixed | Floating | Total |
| One year or less | $ 268,864 | $ 88,884 | $ 357,748 | $ 234,921 | $ 137,203 | $ 372,124 |
| One to five years | 782,754 | 357,981 | 1,140,735 | 900,960 | 339,894 | 1,240,854 |
| Five to 15 years | 88,490 | 269,918 | 358,408 | 114,425 | 216,251 | 330,676 |
| Over 15 years | 334,337 | 541,066 | 875,403 | 261,209 | 308,291 | 569,500 |
| **Subtotal** | **$ 1,474,445** | **$ 1,257,849** | **2,732,294** | **$ 1,511,515** | **$ 1,001,639** | **2,513,154** |
| Nonaccrual loans | | | 25,187 | | | 13,566 |
| **Total Loans Before Unearned Income** | | | **2,757,481** | | | **2,526,720** |
| Unearned income | | | (8,773) | | | (7,643) |
| **Total Loans Net of Unearned Income** | | | **$ 2,748,708** | | | **$ 2,519,077** |

Included in floating rate loans are loans that adjust to a floating rate following an initial fixed rate period. The initial fixed rate periods are typically one, three, or five years.

The following tables present the age analysis of past due loans at December 31, 2023 and December 31, 2022:

| | As of December 31, 2023 | | | | | |
|---|---|---|---|---|---|---|
| | 30-89 Days Past Due | 90 Days or Greater Past Due | Total Past Due | Current | Total Loans | Recorded Investment 90 Days Accruing |
| | (in thousands) | | | | | |
| **Real Estate:** | | | | | | |
| Construction & land development | $ 1,281 | $ 530 | $ 1,811 | $ 397,624 | $ 399,435 | $ - |
| Farmland | 97 | 836 | 933 | 31,597 | 32,530 | - |
| 1- 4 family | 3,929 | 7,109 | 11,038 | 433,812 | 444,850 | 124 |
| Multifamily | 824 | 537 | 1,361 | 117,560 | 118,921 | - |
| Non-farm non-residential | 1,020 | 24,451 | 25,471 | 1,020,394 | 1,045,865 | 14,711 |
| **Total Real Estate** | 7,151 | 33,463 | 40,614 | 2,000,987 | 2,041,601 | 14,835 |
| **Non-Real Estate:** | | | | | | |
| Agricultural | 240 | 1,426 | 1,666 | 39,342 | 41,008 | 57 |
| Commercial and industrial | 2,483 | 1,976 | 4,459 | 330,513 | 334,972 | 395 |
| Commercial leases | - | 1,799 | 1,799 | 283,616 | 285,415 | - |
| Consumer and other | 1,037 | 1,810 | 2,847 | 51,638 | 54,485 | - |
| **Total Non-Real Estate** | 3,760 | 7,011 | 10,771 | 705,109 | 715,880 | 452 |
| **Total Loans Before Unearned Income** | $ 10,911 | $ 40,474 | $ 51,385 | $2,706,096 | 2,757,481 | $ 15,287 |
| Unearned income | | | | | (8,773) | |
| **Total Loans Net of Unearned Income** | | | | | $ 2,748,708 | |

| | As of December 31, 2022 | | | | | |
|---|---|---|---|---|---|---|
| | 30-89 Days Past Due | 90 Days or Greater Past Due | Total Past Due | Current | Total Loans | Recorded Investment 90 Days Accruing |
| | (in thousands) | | | | | |
| **Real Estate:** | | | | | | |
| Construction & land development | $ 1,029 | $ 652 | $ 1,681 | $ 231,410 | $ 233,091 | $ 427 |
| Farmland | 357 | 290 | 647 | 24,176 | 24,823 | - |
| 1- 4 family | 4,512 | 4,158 | 8,670 | 357,660 | 366,330 | 332 |
| Multifamily | 874 | 157 | 1,031 | 118,754 | 119,785 | 157 |
| Non-farm non-residential | 1,133 | 3,849 | 4,982 | 987,947 | 992,929 | 103 |
| **Total Real Estate** | 7,905 | 9,106 | 17,011 | 1,719,947 | 1,736,958 | 1,019 |
| **Non-Real Estate:** | | | | | | |
| Agricultural | 120 | 1,622 | 1,742 | 37,303 | 39,045 | - |
| Commercial and industrial | 1,369 | 942 | 2,311 | 382,968 | 385,279 | 123 |
| Commercial leases | - | 1,799 | 1,799 | 315,775 | 317,574 | - |
| Consumer and other | 1,997 | 1,239 | 3,236 | 44,628 | 47,864 | - |
| **Total Non-Real Estate** | 3,486 | 5,602 | 9,088 | 780,674 | 789,762 | 123 |
| **Total Loans Before Unearned Income** | $ 11,391 | $ 14,708 | $ 26,099 | $2,500,621 | 2,526,720 | $ 1,142 |
| Unearned income | | | | | (7,643) | |
| **Total Loans Net of Unearned Income** | | | | | $ 2,519,077 | |

The tables above include $25.2 million and $13.6 million of nonaccrual loans for December 31, 2023 and 2022, respectively. See the tables below for more detail on nonaccrual loans.

The following is a summary of nonaccrual loans by class at the dates indicated.

| | As of December 31, 2023 | | |
|---|---|---|---|
| | With Related Allowance | Without Related Allowance | Total |
| | | (in thousands) | |
| **Real Estate:** | | | |
| Construction & land development | $ 530 | $ - | $ 530 |
| Farmland | 511 | 325 | 836 |
| 1- 4 family | 5,417 | 1,568 | 6,985 |
| Multifamily | - | 537 | 537 |
| Non-farm non-residential | 8,730 | 1.010 | 9,740 |
| **Total Real Estate** | **15,188** | **3,440** | **18,628** |
| **Non-Real Estate:** | | | |
| Agricultural | 399 | 970 | 1,369 |
| Commercial and industrial | 1,581 | - | 1,581 |
| Commercial leases | - | 1,799 | 1,799 |
| Consumer and other | 1,810 | - | 1,810 |
| **Total Non-Real Estate** | **3,790** | **2,769** | **6,559** |
| **Total Nonaccrual Loans** | **$ 18,978** | **$ 6,209** | **$ 25,187** |

| | As of December 31, 2022 |
|---|---|
| | Total |
| | (in thousands) |
| **Real Estate:** | |
| Construction & land development | $ 225 |
| Farmland | 290 |
| 1- 4 family | 3,826 |
| Multifamily | - |
| Non-farm non-residential | 3,746 |
| **Total Real Estate** | **8,087** |
| **Non-Real Estate:** | |
| Agricultural | 1,622 |
| Commercial and industrial | 819 |
| Commercial leases | 1,799 |
| Consumer and other | 1,239 |
| **Total Non-Real Estate** | **5,479** |
| **Total Nonaccrual Loans** | **$ 13,566** |

The following table presents First Guaranty's loan portfolio by credit quality classification and origination year as of the date indicated:

| | As of December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2020 | 2019 | Prior | Revolving Loans | Total |
| | (in thousands) | | | | | | | |
| **Real Estate:** | | | | | | | | |
| **Construction & land development** | | | | | | | | |
| Pass | $ 134,527 | $ 140,068 | $ 75,884 | $ 3,369 | $ 8,533 | $ 11,940 | $ 18,907 | $ 393,228 |
| Special Mention | 789 | 1,579 | 170 | - | 90 | 250 | - | 2,878 |
| Substandard | - | 716 | 458 | 263 | 94 | 1,668 | - | 3,199 |
| Doubtful | - | 39 | 91 | - | - | - | - | 130 |
| Total Construction & land development | 135,316 | 142,402 | 76,603 | 3,632 | 8,717 | 13,858 | 18,907 | 399,435 |
| Current period gross charge-offs | - | - | - | - | - | - | - | - |
| **Farmland** | | | | | | | | |
| Pass | 9,513 | 4,032 | 3,340 | 1,768 | 253 | 2,730 | 2,162 | 23,798 |
| Special Mention | - | 194 | - | 514 | - | 359 | - | 1,067 |
| Substandard | - | 251 | 1,369 | 3,877 | 115 | 653 | 1,355 | 7,620 |
| Doubtful | - | - | - | - | - | - | 45 | 45 |
| Total Farmland | 9,513 | 4,477 | 4,709 | 6,159 | 368 | 3,742 | 3,562 | 32,530 |
| Current period gross charge-offs | - | - | - | - | - | - | - | - |
| **1- 4 family** | | | | | | | | |
| Pass | 112,636 | 110,978 | 70,599 | 41,766 | 19,542 | 47,374 | 17,215 | 420,110 |
| Special Mention | 1,307 | 2,505 | 749 | 1,544 | 775 | 997 | 667 | 8,544 |
| Substandard | 48 | 2,625 | 5,368 | 1,357 | 1,956 | 3,086 | 773 | 15,213 |
| Doubtful | - | 122 | 391 | - | 239 | 159 | 72 | 983 |
| Total 1- 4 family | 113,991 | 116,230 | 77,107 | 44,667 | 22,512 | 51,616 | 18,727 | 444,850 |
| Current period gross charge-offs | - | - | - | - | - | 964 | - | 964 |
| **Multifamily** | | | | | | | | |
| Pass | 9,945 | 76,217 | 6,121 | 15,131 | 1,877 | 2,311 | 5,110 | 116,712 |
| Special Mention | - | - | - | - | - | 1,648 | 24 | 1,672 |
| Substandard | - | - | - | - | - | 537 | - | 537 |
| Doubtful | - | - | - | - | - | - | - | - |
| Total 1- 4 Multifamily | 9,945 | 76,217 | 6,121 | 15,131 | 1,877 | 4,496 | 5,134 | 118,921 |
| Current period gross charge-offs | - | - | - | - | - | - | - | - |
| **Non-farm non-residential** | | | | | | | | |
| Pass | 162,234 | 247,182 | 111,054 | 88,039 | 73,797 | 256,032 | 33,907 | 972,245 |
| Special Mention | 708 | 369 | 1,014 | 388 | 15,846 | 5,191 | 1,525 | 25,041 |
| Substandard | 247 | 18,930 | 18,488 | - | - | 6,125 | 4,723 | 48,513 |
| Doubtful | - | - | - | 66 | - | - | - | 66 |
| Total non-farm non-residential | 163,189 | 266,481 | 130,556 | 88,493 | 89,643 | 267,348 | 40,155 | 1,045,865 |
| Current period gross charge-offs | - | - | - | 138 | - | - | - | 138 |
| **Total Real Estate** | 431,954 | 605,807 | 295,096 | 158,082 | 123,117 | 341,060 | 86,485 | 2,041,601 |

| | As of December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2020 | 2019 | Prior | Revolving Loans | Total |
| | (in thousands) | | | | | | | |
| **Non-Real Estate:** | | | | | | | | |
| **Agricultural** | | | | | | | | |
| Pass | 2,555 | 10,406 | 3,142 | 1,336 | 1,532 | 2,378 | 16,259 | 37,608 |
| Special Mention | - | 104 | - | 81 | - | - | 25 | 210 |
| Substandard | - | - | 692 | 279 | 20 | 2,100 | 57 | 3,148 |
| Doubtful | - | - | - | - | - | 42 | - | 42 |
| Total Agricultural | 2,555 | 10,510 | 3,834 | 1,696 | 1,552 | 4,520 | 16,341 | 41,008 |
| Current period gross charge-offs | - | - | - | - | - | - | - | - |
| **Commercial and industrial** | | | | | | | | |
| Pass | 41,105 | 27,800 | 48,097 | 53,585 | 5,613 | 27,634 | 119,886 | 323,720 |
| Special Mention | 63 | 37 | 4,382 | 146 | - | 53 | 598 | 5,279 |
| Substandard | 45 | 283 | 178 | 602 | 27 | 4,531 | 145 | 5,811 |
| Doubtful | - | - | - | - | - | 162 | - | 162 |
| Total Commercial and industrial | 41,213 | 28,120 | 52,657 | 54,333 | 5,640 | 32,380 | 120,629 | 334,972 |
| Current period gross charge-offs | 29 | 791 | 133 | 532 | - | 209 | - | 1,694 |
| **Commercial leases** | | | | | | | | |
| Pass | 74,456 | 117,566 | 67,615 | 6,087 | 4,428 | - | - | 270,152 |
| Special Mention | - | 11,867 | 1,597 | - | - | - | - | 13,464 |
| Substandard | - | 1,799 | - | - | - | - | - | 1,799 |
| Doubtful | - | - | - | - | - | - | - | - |
| Total Commercial leases | 74,456 | 131,232 | 69,212 | 6,087 | 4,428 | - | - | 285,415 |
| Current period gross charge-offs | - | - | - | - | - | - | - | - |
| **Consumer and other loans** | | | | | | | | |
| Pass | 21,257 | 8,770 | 6,463 | 6,164 | 650 | 7,887 | 150 | 51,341 |
| Special Mention | 36 | 151 | 255 | 87 | 15 | 19 | - | 563 |
| Substandard | 164 | 1,077 | 790 | 265 | 86 | 68 | - | 2,450 |
| Doubtful | - | - | 34 | 79 | 2 | 16 | - | 131 |
| Total Consumer and other loans | 21,457 | 9,998 | 7,542 | 6,595 | 753 | 7,990 | 150 | 54,485 |
| Current period gross charge-offs | 598 | 1,126 | 820 | 359 | 28 | 44 | - | 2,975 |
| **Total Non-Real Estate** | **139,681** | **179,860** | **133,245** | **68,711** | **12,373** | **44,890** | **137,120** | **715,880** |
| Total Loans | | | | | | | | |
| Pass | 568,228 | 743,019 | 392,315 | 217,245 | 116,225 | 358,286 | 213,596 | 2,608,914 |
| Special Mention | 2,903 | 16,806 | 8,167 | 2,760 | 16,726 | 8,517 | 2,839 | 58,718 |
| Substandard | 504 | 25,681 | 27,343 | 6,643 | 2,298 | 18,768 | 7,053 | 88,290 |
| Doubtful | - | 161 | 516 | 145 | 241 | 379 | 117 | 1,559 |
| **Total Loans Before Unearned Income** | **$571,635** | **$785,667** | **$428,341** | **$226,793** | **$135,490** | **$385,950** | **$223,605** | **$ 2,757,481** |
| Unearned income | | | | | | | | (8,773) |
| **Total Loans Net of Unearned Income** | | | | | | | | **$ 2,748,708** |
| **Total Current Period Gross Charge-offs** | **$ 627** | **$ 1,917** | **$ 953** | **$ 1,029** | **$ 28** | **$ 1,217** | **$ -** | **$ 5,771** |

The following table identifies the credit exposure of the loan portfolio, including loans acquired with deteriorated credit quality, by specific credit ratings as of the date indicated:

| | As of December 31, 2022 | | | | |
|---|---|---|---|---|---|
| | Pass | Special Mention | Substandard | Doubtful | Total |
| | | | (in thousands) | | |
| **Real Estate:** | | | | | |
| Construction & land development | $ 229,416 | $ 2,846 | $ 829 | $ - | $ 233,091 |
| Farmland | 19,722 | 35 | 5,066 | - | 24,823 |
| 1- 4 family | 347,842 | 8,667 | 9,821 | - | 366,330 |
| Multifamily | 117,081 | 444 | 2,260 | - | 119,785 |
| Non-farm non-residential | 968,861 | 15,071 | 8,997 | - | 992,929 |
| **Total Real Estate** | **1,682,922** | **27,063** | **26,973** | - | **1,736,958** |
| **Non-Real Estate:** | | | | | |
| Agricultural | 34,827 | 198 | 4,020 | - | 39,045 |
| Commercial and industrial | 374,947 | 2,016 | 8,316 | - | 385,279 |
| Commercial leases | 315,775 | - | 1,799 | - | 317,574 |
| Consumer and other | 45,225 | 1,031 | 1,608 | - | 47,864 |
| **Total Non-Real Estate** | **770,774** | **3,245** | **15,743** | - | **789,762** |
| **Total Loans Before Unearned Income** | **$ 2,453,696** | **$ 30,308** | **$ 42,716** | **$ -** | **2,526,720** |
| Unearned Income | | | | | (7,643) |
| **Total Loans Net of Unearned Income** | | | | | **$ 2,519,077** |

**Purchased Credit Deteriorated Loans**

As part of the acquisition of Union Bancshares, Inc. on November 7, 2019 and Premier Bancshares, Inc. on June 16, 2017, First Guaranty purchased credit impaired loans for which there was, at acquisition, evidence of deterioration of credit quality since their origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of those loans is as follows at December 31, 2022.

| | As of December 31, 2022 |
|---|---|
| | (in thousands) |
| **Real Estate:** | |
| Construction & land development | $ 301 |
| Farmland | - |
| 1- 4 family | 1,311 |
| Multifamily | - |
| Non-farm non-residential | 1,904 |
| **Total Real Estate** | **3,516** |
| **Non-Real Estate:** | |
| Agricultural | - |
| Commercial and industrial | 742 |
| Commercial leases | - |
| Consumer and other | - |
| **Total Non-Real Estate** | **742** |
| **Total** | **$ 4,258** |

## Note 6. Allowance for Credit Losses on Loans

A summary of changes in the allowance for credit losses, by portfolio type, for the years ended December 31, 2022 and 2022 are as follows:

| | For the Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | | | | |
| | Beginning Allowance (12/31/22) | ASC 326 Adoption Day 1 Adjustment | Charge-Offs | Recoveries | Provision | Ending Allowance (12/31/23) |
| | (in thousands) | | | | | |
| **Real Estate:** | | | | | | |
| Construction & land development | $ 1,232 | $ 1,891 | $ - | $ 7 | $ 2,715 | $ 5,845 |
| Farmland | 83 | (39) | - | - | (8) | 36 |
| 1- 4 family | 1,761 | 3,465 | (964) | 93 | 2,298 | 6,653 |
| Multifamily | 746 | 1,418 | - | - | (550) | 1,614 |
| Non-farm non-residential | 9,280 | 307 | (138) | 230 | 917 | 10,596 |
| **Total Real Estate** | **13,102** | **7,042** | **(1,102)** | **330** | **5,372** | **24,744** |
| **Non-Real Estate:** | | | | | | |
| Agricultural | 240 | (98) | - | 414 | (459) | 97 |
| Commercial and industrial | 2,194 | 2,971 | (1,694) | 205 | (965) | 2,711 |
| Commercial leases | 4,879 | (162) | - | - | (2,769) | 1,948 |
| Consumer and other | 2,506 | (1,042) | (2,975) | 426 | 2,511 | 1,426 |
| Unallocated | 597 | (591) | - | - | (6) | - |
| **Total Non-Real Estate** | **10,416** | **1,078** | **(4,669)** | **1,045** | **(1,688)** | **6,182** |
| **Total** | **$ 23,518** | **$ 8,120** | **$ (5,771)** | **$ 1,375** | **$ 3,684** | **$ 30,926** |

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2022 | | | | |
| | Beginning Allowance (12/31/21) | Charge-Offs | Recoveries | Provision | Ending Allowance (12/31/22) |
| | *(in thousands)* | | | | |
| **Real Estate:** | | | | | |
| Construction & land development | $ 769 | $ (65 ) | $ 340 | $ 188 | $ 1,232 |
| Farmland | 478 | - | - | (395) | 83 |
| 1- 4 family | 1,921 | (94) | 76 | (142) | 1,761 |
| Multifamily | 940 | - | 452 | (646) | 746 |
| Non-farm non-residential | 12,730 | (603) | 349 | (3,196) | 9,280 |
| **Total Real Estate** | **16,838** | **(762)** | **1,217** | **(4,191)** | **13,102** |
| **Non-Real Estate:** | | | | | |
| Agricultural | 183 | (460) | 133 | 384 | 240 |
| Commercial and industrial | 2,363 | (563) | 91 | 303 | 2,194 |
| Commercial leases | 2,486 | (150) | 5 | 2,538 | 4,879 |
| Consumer and other | 1,371 | (4,151) | 473 | 4,813 | 2,506 |
| Unallocated | 788 | - | - | (191) | 597 |
| **Total Non-Real Estate** | **7,191** | **(5,324)** | **702** | **7,847** | **10,416** |
| **Total** | **$ 24,029** | **$ (6,086)** | **$ 1,919** | **$ 3,656** | **$ 23,518** |

Negative provisions are caused by changes in the composition and credit quality of the loan portfolio. The result is an allocation of the loan loss reserve from one category to another.

A summary of the allowance along with loans and leases, including loans acquired with deteriorated credit quality, individually and collectively evaluated for impairment are as follows:

| | As of December 31, 2023 | | | | | |
|---|---|---|---|---|---|---|
| | Allowance Individually Evaluated | Allowance Collectively Evaluated | Total Allowance for Credit Losses | Loans Individually Evaluated | Loans Collectively Evaluated | Total Loans before Unearned Income |
| | *(in thousands)* | | | | | |
| **Real Estate:** | | | | | | |
| Construction & land development | $ - | $ 5,845 | $ 5,845 | $ 1,389 | $ 398,046 | $ 399,435 |
| Farmland | - | 36 | 36 | 5,670 | 26,860 | 32,530 |
| 1- 4 family | 316 | 6,337 | 6,653 | 5,066 | 439,784 | 444,850 |
| Multifamily | - | 1,614 | 1,614 | 537 | 118,384 | 118,921 |
| Non-farm non-residential | 3,047 | 7,549 | 10,596 | 46,571 | 999,294 | 1,045,865 |
| **Total Real Estate** | **3,363** | **21,381** | **24,744** | **59,233** | **1,982,368** | **2,041,601** |
| **Non-Real Estate:** | | | | | | |
| Agricultural | 1 | 96 | 97 | 1,466 | 39,542 | 41,008 |
| Commercial and industrial | 758 | 1,953 | 2,711 | 4,464 | 330,508 | 334,972 |
| Commercial leases | - | 1,948 | 1,948 | 1,799 | 283,616 | 285,415 |
| Consumer and other | - | 1,426 | 1,426 | - | 54,485 | 54,485 |
| Unallocated | - | - | - | - | - | - |
| **Total Non-Real Estate** | **759** | **5,423** | **6,182** | **7,729** | **708,151** | **715,880** |
| **Total** | **$ 4,122** | **$ 26,804** | **$ 30,926** | **$ 66,962** | **$ 2,690,519** | **$ 2,757,481** |
| Unearned Income | | | | | | (8,773) |
| **Total Loans Net of Unearned Income** | | | | | | **$ 2,748,708** |

All loans individually evaluated for impairment as of December 31, 2023 were considered collateral dependent loans.

| | As of December 31, 2022 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Allowance Individually Evaluated for Impairment | Allowance Individually Evaluated for Purchased Credit-Impairment | Allowance Collectively Evaluated for Impairment | Total Allowance for Credit Losses | Loans Individually Evaluated for Impairment | Loans Individually Evaluated for Purchased Credit-Impairment | Loans Collectively Evaluated for Impairment | Total Loans before Unearned Income |
| | (in thousands) | | | | | | | |
| **Real Estate:** | | | | | | | | |
| Construction & land development | $ - | $ - | $ 1,232 | $ 1,232 | $ 68 | $ 301 | $ 232,722 | $ 233,091 |
| Farmland | - | - | 83 | 83 | 4,240 | - | 20,583 | 24,823 |
| 1- 4 family | - | - | 1,761 | 1,761 | 949 | 1,311 | 364,070 | 366,330 |
| Multifamily | - | - | 746 | 746 | - | - | 119,785 | 119,785 |
| Non-farm non-residential | 666 | 512 | 8,102 | 9,280 | 4,095 | 1,904 | 986,930 | 992,929 |
| **Total Real Estate** | 666 | 512 | 11,924 | 13,102 | 9,352 | 3,516 | 1,724,090 | 1,736,958 |
| **Non-Real Estate:** | | | | | | | | |
| Agricultural | - | - | 240 | 240 | 2,366 | - | 36,679 | 39,045 |
| Commercial and industrial | 412 | 212 | 1,570 | 2,194 | 5,919 | 742 | 378,618 | 385,279 |
| Commercial leases | 1,799 | - | 3,080 | 4,879 | 1,799 | - | 315,775 | 317,574 |
| Consumer and other | - | - | 2,506 | 2,506 | - | - | 47,864 | 47,864 |
| Unallocated | - | - | 597 | 597 | - | - | - | - |
| **Total Non-Real Estate** | 2,211 | 212 | 7,993 | 10,416 | 10,084 | 742 | 778,936 | 789,762 |
| **Total** | $ 2,877 | $ 724 | $ 19,917 | $ 23,518 | $ 19,436 | $ 4,258 | $ 2,503,026 | $ 2,526,720 |
| Unearned Income | | | | | | | | (7,643) |
| **Total Loans Net of Unearned Income** | | | | | | | | $ 2,519,077 |

As of December 31, 2023 and 2022, First Guaranty had loans totaling $25.2 million and $13.6 million, respectively, not accruing interest. As of December 31, 2023, and 2022, First Guaranty had loans past due 90 days or more and still accruing interest totaling $15.3 million and $1.1 million, respectively. The average outstanding balance of nonaccrual loans in 2023 was $22.5 million compared to $12.8 million in 2022.

A loan is considered impaired when, based on current information and events, it is probable that First Guaranty will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Payment status, collateral value and the probability of collecting scheduled principal and interest payments when due are considered in evaluating loan impairment. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

The following is a summary of impaired loans, excluding loans acquired with deteriorated credit quality, by class as of the date indicated:

| | As of December 31, 2022 | | | | |
|---|---|---|---|---|---|
| | Recorded Investment | Unpaid Principal Balance | Related Allowance | Average Recorded Investment | Interest Income Recognized |
| | | | (in thousands) | | |
| **Impaired Loans with no related allowance:** | | | | | |
| **Real Estate:** | | | | | |
| Construction & land development | $ 68 | $ 68 | $ - | $ 68 | $ - |
| Farmland | 4,240 | 4,240 | - | 4,242 | 51 |
| 1- 4 family | 949 | 949 | - | 949 | 5 |
| Multifamily | - | - | - | - | - |
| Non-farm non-residential | 1,814 | 1,814 | - | 1,817 | 56 |
| **Total Real Estate** | **7,071** | **7,071** | - | **7,076** | **112** |
| **Non-Real Estate:** | | | | | |
| Agricultural | 2,366 | 2,521 | - | 2,366 | 7 |
| Commercial and industrial | 4,871 | 4,988 | - | 4,988 | 33 |
| Commercial leases | - | - | - | - | - |
| Consumer and other | - | - | - | - | - |
| **Total Non-Real Estate** | **7,237** | **7,509** | - | **7,354** | **40** |
| **Total Impaired Loans with no related allowance** | **14,308** | **14,580** | - | **14,430** | **152** |
| **Impaired Loans with an allowance recorded:** | | | | | |
| **Real estate:** | | | | | |
| Construction & land development | - | - | - | - | - |
| Farmland | - | - | - | - | - |
| 1- 4 family | - | - | - | - | - |
| Multifamily | - | - | - | - | - |
| Non-farm non-residential | 2,281 | 2,855 | 666 | 2,279 | 5 |
| **Total Real Estate** | **2,281** | **2,855** | **666** | **2,279** | **5** |
| **Non-Real Estate:** | | | | | |
| Agricultural | - | - | - | - | - |
| Commercial and industrial | 1,048 | 1,048 | 412 | 1,112 | 35 |
| Commercial leases | 1,799 | 1,812 | 1,799 | 1,817 | 27 |
| Consumer and other | - | - | - | - | - |
| **Total Non-Real Estate** | **2,847** | **2,860** | **2,211** | **2,929** | **62** |
| **Total Impaired Loans with an allowance recorded** | **5,128** | **5,715** | **2,877** | **5,208** | **67** |
| **Total Impaired Loans** | **$ 19,436** | **$ 20,295** | **$ 2,877** | **$ 19,638** | **$ 219** |

## Note 7. Premises and Equipment

The components of premises and equipment at December 31, 2023 and 2022 are as follows:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | *(in thousands)* | |
| Land | $ 15,541 | $ 15,284 |
| Bank premises | 55,452 | 54,423 |
| Furniture and equipment | 31,681 | 31,109 |
| Construction in progress | 14,368 | 1,854 |
| **Acquired value** | **117,042** | **102,670** |
| Less: accumulated depreciation | 47,250 | 44,464 |
| **Net book value** | **$ 69,792** | **$ 58,206** |

Depreciation expense amounted to $3.0 million and $3.1 million for 2023 and 2022, respectively. Interest cost capitalized as a construction cost was $0 for 2023 and 2022, respectively.

## Note 8. Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to impairment testing. Other intangible assets, such as core deposit intangibles and loan servicing assets, continue to be amortized over their useful lives. Goodwill represents the purchase price over the fair value of net assets acquired from the Homestead Bancorp in 2007, Premier Bancshares, Inc. in 2017 and Union Bancshares, Incorporated in 2019. No impairment charges have been recognized since acquisition. Goodwill totaled $12.9 million at December 31, 2023 and 2022. Other intangible assets not subject to amortization totaled $0.1 million and $0 at December 31, 2023 and 2022.

The following table summarizes intangible assets subject to amortization.

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | | 2022 | | |
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| | *(in thousands)* | | | | | |
| Core deposit intangibles | $ 16,266 | $ 12,607 | $ 3,659 | $ 16,266 | $ 11,911 | $ 4,355 |
| Loan servicing assets | 2,198 | 1,659 | 539 | 2,195 | 1,571 | 624 |
| **Total** | **$ 18,464** | **$ 14,266** | **$ 4,198** | **$ 18,461** | **$ 13,482** | **$ 4,979** |

The core deposits intangible reflect the value of deposit relationships, including the beneficial rates, which arose from acquisitions. The weighted-average amortization period remaining for the core deposit intangibles is 5.3 years.

Amortization expense relating to purchase accounting intangibles totaled $0.7 million for the years ended December 31, 2023 and 2022, respectively.

Amortization expense of the core deposit intangible assets for the next five years is as follows:

| For the Years Ended | Estimated Amortization Expense |
|---|---|
| | *(in thousands)* |
| December 31, 2024 | $696 |
| December 31, 2025 | $696 |
| December 31, 2026 | $696 |
| December 31, 2027 | $696 |
| December 31, 2028 | $696 |

## Note 9. Other Real Estate

Other real estate owned consists of the following at the dates indicated:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | *(in thousands)* | |
| **Real Estate Owned Acquired by Foreclosure:** | | |
| Residential | $ 309 | $ 113 |
| Construction & land development | 251 | - |
| Non-farm non-residential | 690 | |
| **Total Other Real Estate Owned and Foreclosed Property** | 1,250 | 113 |
| Allowance for Other Real Estate Owned losses | - | - |
| **Net Other Real Estate Owned and Foreclosed Property** | **$ 1,250** | **$ 113** |

Loans secured by 1- to 4-family residential properties in the process of foreclosure totaled $1.3 million as of December 31, 2023.

## Note 10. Deposits

A schedule of maturities of all time deposits are as follows:

| | December 31, 2023 |
|---|---|
| | *(in thousands)* |
| 2024 | $ 505,561 |
| 2025 | 179,990 |
| 2026 | 32,228 |
| 2027 | 10,520 |
| 2028 and thereafter | 92,426 |
| **Total** | **$ 820,725** |

The table above includes $175.1 million in brokered deposits for December 31, 2023. The aggregate amount of jumbo time deposits, each with a minimum denomination of $250,000 totaled $196.9 million and $155.0 million at December 31, 2023 and 2022, respectively.

## Note 11. Borrowings

Short-term borrowings are summarized as follows:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | *(in thousands)* | |
| Federal Home Loan Bank advances | $ 50,000 | $ 120,000 |
| Repurchase agreements | 6,297 | 6,442 |
| Line of credit | 10,000 | 20,000 |
| **Total short-term borrowings** | **$ 66,297** | **$ 146,442** |

First Guaranty maintains borrowing relationships with other financial institutions as well as the Federal Home Loan Bank on a short and long-term basis to meet liquidity needs. First Guaranty had $66.3 million in short-term borrowings outstanding at December 31, 2023 compared to $146.4 million outstanding at December 31, 2022. First Guaranty has available lines of credit of $20.0 million, with $10.0 million outstanding balance at December 31, 2023.

Available lines of credit totaled $589.2 million at December 31, 2023 and $505.5 million at December 31, 2022.

The following schedule provides certain information about First Guaranty's short-term borrowings for the periods indicated:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | *(in thousands, except for %)* | |
| Outstanding at year end | $ 66,297 | $ 146,442 |
| Maximum month-end outstanding | $ 152,659 | $ 146,442 |
| Average daily outstanding | $ 67,102 | $ 42,149 |
| Weighted average rate during the year | 5.78% | 5.12% |
| Weighted average rate at year end | 5.65% | 4.86% |

Long-term debt is summarized as follows:

Senior long-term debt with a commercial bank, priced at floating *Wall Street Journal* Prime less 70 basis points (6.80%), totaled $21.9 million at December 31, 2022. First Guaranty refinanced this note in October of 2023.

Senior long-term debt with a commercial bank, priced at floating *Wall Street Journal* Prime less 50 basis points (currently 8.00%), totaled $39.1 million at December 31, 2023 and $0 at December 31, 2022. First Guaranty refinanced this note on October 2023. First Guaranty pays $1.0 million principal plus interest quarterly. First Guaranty refinanced this note on October 2023. This loan has a contractual maturity date of October 5, 2033. This long-term debt is secured by a pledge of 86.77% (4,823,899 shares) of First Guaranty's interest in First Guaranty Bank (a wholly owned subsidiary).

Junior subordinated debt, priced at *Wall Street Journal* Prime plus 75 basis points (9.25% as of December 31, 2023), totaled 15.0 million at December 31, 2023 and December 31, 2022. First Guaranty pays interest quarterly. The Note is unsecured and ranks junior in right of payment to any senior indebtedness and obligations to general and secured creditors. The current Note is scheduled to mature on June 21, 2032. The Note qualifies for treatment as Tier 2 capital for regulatory capital purposes.

First Guaranty maintains one revolving line of credit. A $20.0 million line of credit with an availability of $10.0 million at December 31, 2023. This line of credit is secured by a pledge of 86.77% (4,823,899 shares) of First Guaranty's interest in First Guaranty Bank (a wholly owned subsidiary) and is priced at 8.50%.

At December 31, 2023, letters of credit issued by the FHLB totaling $513.3 million were outstanding and carried as off-balance sheet items, all of which expire by 2024. At December 31, 2022, letters of credit issued by the FHLB totaling $388.6 million were outstanding and carried as off-balance sheet items, all of which expire by 2024. The letters of credit are solely used for pledging towards public fund deposits. The FHLB has a blanket lien on substantially all of the loans in First Guaranty's portfolio which is used to secure borrowing availability from the FHLB. First Guaranty has obtained a subordination agreement from the FHLB on First Guaranty's farmland, agricultural, and commercial and industrial loans. These loans are available to be pledged for additional reserve liquidity.

As of December 31, 2023 obligations on long-term advances from FHLB, senior long-term debt and junior subordinated debentures totaled $209.1 million.

The scheduled payments are as follows:

| | Long-term Advances from FHLB | Senior Long-term Debts | Junior Subordinated Debentures |
|---|---|---|---|
| | | (in thousands) | |
| 2024 | $ - | $ 4,031 | $ - |
| 2025 | 20,000 | 4,031 | - |
| 2026 | - | 4,031 | - |
| 2027 | 135,000 | 4,031 | - |
| 2028 | - | 4,031 | - |
| 2029 and thereafter | - | 19,149 | 15,000 |
| **Subtotal** | **$ 155,000** | **$ 39,304** | **$ 15,000** |
| Debt issuance costs | - | (205) | - |
| **Total** | **$ 155,000** | **$ 39,099** | **$ 15,000** |

## Note 12. Capital Requirements

First Guaranty Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions that, if undertaken, could have a direct material effect on First Guaranty's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2023 and 2022, that the Bank met all capital adequacy requirements.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. First Guaranty Bank's capital conservation buffer was 3.20% at December 31, 2023.

In addition, as a result of the legislation, the federal banking agencies have developed a "Community Bank Leverage Ratio" (the ratio of a bank's Tier 1 capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A "qualifying community bank" that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered "well capitalized" under Prompt Corrective Action statutes. The federal banking agencies may consider a financial institution's risk profile when evaluating whether it qualifies as a community bank for purposes of the capital ratio requirement. The federal banking agencies set the new Community Bank Leverage Ratio at 9%. Pursuant to the CARES Act, the federal banking agencies set the Community Bank Leverage Ratio at 8% beginning in the second quarter of 2020 through the end of 2020. Beginning in 2021, the Community Bank Leverage Ratio increased to 8.5% for the calendar year. Community banks will have until Jan. 1, 2022, before the Community Bank Leverage Ratio requirement will return to 9%. A financial institution can elect to be subject to this new definition. The new rule took effect on January 1, 2020. The Bank has not elected to follow the Community Bank Leverage Ratio.

As of December 31, 2023, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that Management believes have changed the Bank's category. First Guaranty Bank's actual capital amounts and ratios as of December 31, 2023 and 2022 are presented in the following table.

| | Actual | | Minimum Capital Requirements | | Minimum to be Well Capitalized Under Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | (in thousands, except for %) | | | |
| **December 31, 2023** | | | | | | |
| Total Risk-Based Capital: | $ 330,944 | 11.20% | $ 236,321 | 8.00% | $ 295,402 | 10.00% |
| Tier 1 Capital: | $ 304,553 | 10.31% | $ 177,241 | 6.00% | $ 236,321 | 8.00% |
| Tier 1 Leverage Capital: | $ 304,553 | 8.94% | $ 121,821 | 4.00% | $ 152,277 | 5.00% |
| Common Equity Tier One Capital: | $ 304,553 | 10.31% | $ 132,931 | 4.50% | $ 192,011 | 6.50% |
| **December 31, 2022** | | | | | | |
| Total Risk-Based Capital: | $ 308,510 | 11.16% | $ 221,066 | 8.00% | $ 276,333 | 10.00% |
| Tier 1 Capital: | $ 284,992 | 10.31% | $ 165,800 | 6.00% | $ 221,066 | 8.00% |
| Tier 1 Leverage Capital: | $ 284,992 | 9.35% | $ 121,884 | 4.00% | $ 152,355 | 5.00% |
| Common Equity Tier One Capital: | $ 284,992 | 10.31% | $ 124,350 | 4.50% | $ 179,616 | 6.50% |

## Note 13. Dividend Restrictions

The Federal Reserve Bank ("FRB") has stated that, generally, a bank holding company should not maintain a rate of distributions to shareholders unless its available net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition. As a Louisiana corporation, First Guaranty is restricted under the Louisiana corporate law from paying dividends under certain conditions.

First Guaranty Bank may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. First Guaranty Bank is also subject to regulations that impose minimum regulatory capital and minimum state law earnings requirements that affect the amount of cash available for distribution. In addition, under the Louisiana Banking Law, dividends may not be paid if it would reduce the unimpaired surplus below 50% of outstanding capital stock in any year.

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by the Bank in 2024 without permission will be limited to 2024 earnings plus the undistributed earnings of $3.9 million from 2023.

Accordingly, at January 1, 2024, $298.4 million of First Guaranty's equity in the net assets of the Bank was restricted. In addition, dividends paid by the Bank to First Guaranty would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

## Note 14. Related Party Transactions

In the normal course of business, First Guaranty and its subsidiary, First Guaranty Bank, have loans, deposits and other transactions with its executive officers, directors, affiliates and certain business organizations and individuals with which such persons are associated. These transactions are completed with terms no less favorable than current market rates. An analysis of the activity of loans made to such borrowers during the year ended December 31, 2023 and 2022 follows:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (in thousands) | |
| Balance, beginning of year | $ 89,735 | $ 93,270 |
| Net (Decrease) Increase | (33,850) | (3,535) |
| **Balance, end of year** | **$ 55,885** | **$ 89,735** |

Unfunded commitments to First Guaranty and Bank directors and executive officers totaled $19.6 million and $45.6 million at December 31, 2023 and 2022, respectively. At December 31, 2023 First Guaranty and the Bank had deposits from directors and executives totaling $54.8 million. There were no participations in loans purchased from affiliated financial institutions included in First Guaranty's loan portfolio in 2023 or 2022.

During the years ended 2023 and 2022, First Guaranty paid approximately $0.3 million, respectively, for printing services and supplies and office furniture and equipment to Champion Industries, Inc., of which Mr. Marshall T. Reynolds, the Chairman of First Guaranty's Board of Directors, is President, Chief Executive Officer, Chairman of the Board of Directors and a major shareholder of Champion.

On December 21, 2015, First Guaranty issued a $15.0 million subordinated note (the "2015 Note") to Edgar Ray Smith III, a director of First Guaranty. The 2015 Note had a ten-year term (non-callable for first five years) and bore interest at a fixed annual rate of 4.0% for the first five years of the term and then adjusted to a floating rate based on the Prime Rate as reported by the Wall Street Journal plus 75 basis points for the period of time after the fifth year until redemption

or maturity. On June 21, 2022, First Guaranty issued a $15.0 million subordinated note (the “2022 Note”) to Mr. Smith, and used the proceeds of such issuance to redeem the 2015 Note in full. The 2022 Note has a ten-year term, maturing on June 21, 2032, is non-callable for the first five years, and bears interest at a floating rate based on the Prime Rate as reported by the *Wall Street Journal* plus 75 basis points. During the years ended 2023 and 2022, First Guaranty paid interest of $1.2 million and $0.7 million, respectively, under the 2015 Note and the 2022 Note.

During the years ended 2023 and 2022, First Guaranty paid approximately $0.1 million and $0.1 million, respectively, for the purchase and maintenance of First Guaranty's automobiles to subsidiaries of Hood Automotive Group, of which William K. Hood, a director of First Guaranty, is President.

During the years ended 2023 and 2022, First Guaranty paid approximately $0.7 million and $58,000, respectively, for architectural services in relation to bank branches to Gasaway Gasaway Bankston Architects, of which bank subsidiary board member Andrew B. Gasaway is part owner.

During the years ended 2023 and 2022, First Guaranty paid approximately $0.8 million and $0.7 million, respectively, to Centurion Insurance, an insurance brokerage agency, to bind coverage at market terms for property casualty insurance and health insurance. First Guaranty owns a 50% interest in Centurion and accounts for this investment under the equity method.

## Note 15. Employee Benefit Plans

First Guaranty has an employee savings plan to which employees, who meet certain service requirements, may defer 1% up to the IRS legal limit of their base salaries, 6% of which may be matched up to 100%, at its sole discretion. Contributions to the savings plan were $80,000 and $440,000 in 2023 and 2022, respectively. First Guaranty has an Employee Stock Ownership Plan ("ESOP") which was frozen in 2010. No contributions were made to the ESOP for the years 2023 or 2022. As of December 31, 2023, the ESOP held 1,003 shares. First Guaranty is in the process of terminating the plan.

On May 19, 2022 the shareholders of First Guaranty adopted the First Guaranty Bank Equity Bonus Plan. The plan established an equity bonus pool of 80,000 shares. All full time employees of First Guaranty are eligible to participate. In December 31, 2023, 44,341 shares were distributed to a total of 311 employees. Grant date fair market value of the shares issued was $750,000. All shares were vested on the date of issuance.

## Note 16. Other Expenses

The following is a summary of the significant components of other noninterest expense:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (in thousands) | |
| **Other noninterest expense:** | | |
| Legal and professional fees | $ 5,709 | $ 4,159 |
| Data processing | 2,100 | 1,596 |
| ATM Fees | 1,804 | 1,750 |
| Marketing and public relations | 1,927 | 1,747 |
| Taxes - sales, capital and franchise | 2,263 | 1,949 |
| Operating supplies | 778 | 728 |
| Software expense and amortization | 5,282 | 4,191 |
| Travel and lodging | 1,362 | 1,236 |
| Telephone | 382 | 406 |
| Amortization of core deposits | 696 | 696 |
| Donations | 595 | 638 |
| Net costs from other real estate and repossessions | 157 | 393 |
| Regulatory assessment | 3,136 | 1,997 |
| Other | 4,032 | 3,888 |
| **Total other noninterest expense** | $ 30,223 | $ 25,374 |

First Guaranty does not capitalize advertising costs. They are expensed as incurred and are included in other noninterest expense on the Consolidated Statements of Income. Advertising expense was $1.0 million for 2023 and 2022.

## Note 17. Income Taxes

The following is a summary of the provision for income taxes included in the Consolidated Statements of Income:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (in thousands) | |
| Current | $ 2,857 | $ 7,761 |
| Deferred | (180) | (255) |
| **Total** | $ 2,677 | $ 7,506 |

The difference between income taxes computed by applying the statutory federal income tax rate and the provision for income taxes in the financial statements is reconciled as follows:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (in thousands, except for %) | |
| Statutory tax rate | 21.0% | 21.0% |
| Federal income taxes at statutory rate | $ 2,452 | $ 7,642 |
| Tax exempt municipal income | (102) | (108) |
| Other | 107 | 28 |
| State tax expense | 220 | - |
| **Total** | **$ 2,677** | **$ 7,506** |

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities, and available tax credit carry forwards. Temporary differences between the financial statement and tax values of assets and liabilities give rise to deferred taxes. The significant components of deferred taxes classified in First Guaranty's Consolidated Balance Sheets at December 31, 2023 and 2022 are as follows:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (in thousands) | |
| **Deferred tax assets:** | | |
| Allowance for credit losses | $ 7,101 | $ 4,939 |
| Other real estate owned | 18 | 5 |
| Unrealized losses on available for sale securities | 416 | 711 |
| Unrealized losses on available for sale securities transferred to held to maturity | 3,029 | 3,337 |
| Net operating loss | 914 | 1,006 |
| Other | 473 | 648 |
| **Gross deferred tax assets** | **11,951** | **10,646** |
| **Deferred tax liabilities:** | | |
| Depreciation and amortization | (1,871) | (2,116) |
| Core deposit intangibles | (768) | (914) |
| Unrealized gains on available for sale securities | - | - |
| Discount on purchased loans | (180) | (60) |
| Other | (927) | (880) |
| **Gross deferred tax liabilities** | **(3,746)** | **(3,970)** |
| **Net deferred tax assets (liabilities)** | **$ 8,205** | **$ 6,676** |

First Guaranty determined that the net deferred tax asset at December 31, 2023 and 2022 was more likely than not to be realized based on an assessment of all available positive and negative evidence, and therefore no valuation allowance was recorded.

Net operating loss carryforwards for income tax purposes were $4.4 million as of December 31, 2023 and $4.8 million in 2022. The carryforwards were acquired in 2017 in the Premier acquisition and expire from 2027 to 2034, and will be utilized subject to annual Internal Revenue Code Section 382 limitations.

ASC 740-10, *Income Taxes*, clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the consolidated financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. First Guaranty does not believe it has any unrecognized tax benefits included in its consolidated financial statements. First Guaranty has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations. First Guaranty recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2023 and 2022, First Guaranty did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

## Note 18. Commitments and Contingencies

*Off-balance sheet commitments.*

First Guaranty is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for balance sheet instruments. Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Set forth below is a summary of the notional amounts of the financial instruments with off-balance sheet risk at December 31, 2023 and December 31, 2022.

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (in thousands) | |
| **Contract Amount** | | |
| Commitments to Extend Credit | $ 304,218 | $ 246,968 |
| Unfunded Commitments under lines of credit | $ 214,546 | $ 253,906 |
| Commercial and Standby letters of credit | $ 13,971 | $ 14,222 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of

collateral obtained, if deemed necessary upon extension of credit, is based on Management's credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Standby and commercial letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term, one year or less; however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on off-balance sheet commitments in 2023 or 2022.

## Note 19. Fair Value Measurements

The fair value of a financial instrument is the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. First Guaranty uses a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

**Level 1 Inputs** – Unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

**Level 2 Inputs** – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds or credit risks) or inputs that are derived principally from or corroborated by market data by correlation or other means.

**Level 3 Inputs** – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

*Securities available for sale.*

Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Securities classified Level 3 as of December 31, 2023 includes corporate debt and municipal securities.

*Impaired loans.*

Loans are measured for impairment using the methods permitted by ASC Topic 310. Fair value of impaired loans is measured by either the fair value of the collateral if the loan is collateral dependent (Level 2 or Level 3), or the present value of expected future cash flows, discounted at the loan's effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or by independent valuation.

*Other real estate owned.*

Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of other real estate owned ("OREO") at December 31, 2023 and 2022 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values or recent sales activity for similar assets in the property's market; thus OREO measured at fair value would be classified within either Level 2 or Level 3 of the hierarchy.

Certain non-financial assets and non-financial liabilities are measured at fair value on a non-recurring basis including assets and liabilities related to reporting units measured at fair value in the testing of goodwill impairment, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2023 and 2022, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | *(in thousands)* | |
| **Available for Sale Securities Fair Value Measurements Using:** | | |
| Level 1: Quoted Prices in Active Markets For Identical Assets | $ 49,830 | $ 98,466 |
| Level 2: Significant Other Observable Inputs | 23,172 | 21,890 |
| Level 3: Significant Unobservable Inputs | 10,483 | 11,102 |
| **Securities available for sale measured at fair value** | **$ 83,485** | **$ 131,458** |

First Guaranty's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While Management believes the methodologies used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value.

The change in Level 1 securities available for sale from December 31, 2022 to December 31, 2023 was due to a net decrease in Treasury bills of $48.6 million. There were no transfers between Level 1 and 2 securities available for sale from December 31, 2022 to December 31, 2023. There were no transfers between Level 2 and Level 3 from December 31, 2022 to December 31, 2023.

The following table reconciles assets measured at fair value on a recurring basis using unobservable inputs **(Level 3)**:

| | Level 3 Changes | |
|---|---|---|
| | December 31, | |
| | 2023 | 2022 |
| | (in thousands) | |
| **Balance, beginning of year** | $ 11,102 | $ 12,305 |
| **Total gains or losses (realized/unrealized):** | | |
| Included in earnings | - | - |
| Included in other comprehensive income | (38) | (676) |
| Purchases, sales, issuances and settlements, net | (581) | (527) |
| Transfers in and/or out of Level 3 | - | - |
| **Balance as of end of year** | $ 10,483 | $ 11,102 |

There were no gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held as of December 31, 2023.

The following table measures financial assets and financial liabilities measured at fair value on a non-recurring basis as of December 31, 2023 and December 31, 2022, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (in thousands) | |
| **Fair Value Measurements Using: Impaired Loans** | | |
| Level 1: Quoted Prices in Active Markets For Identical Assets | $ - | $ - |
| Level 2: Significant Other Observable Inputs | - | - |
| Level 3: Significant Unobservable Inputs | 8,083 | 2,251 |
| **Impaired loans measured at fair value** | $ 8,083 | $ 2,251 |
| **Fair Value Measurements Using: Other Real Estate Owned** | | |
| Level 1: Quoted Prices in Active Markets For Identical Assets | $ - | $ - |
| Level 2: Significant Other Observable Inputs | 1,250 | 113 |
| Level 3: Significant Unobservable Inputs | - | - |
| **Other real estate owned measured at fair value** | $ 1,250 | $ 113 |

ASC 825-10 provides First Guaranty with an option to report selected financial assets and liabilities at fair value. The fair value option established by this statement permits First Guaranty to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation.

First Guaranty has chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

## Note 20. Financial Instruments

Fair value estimates are generally subjective in nature and are dependent upon a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller engaging in an exchange transaction. However, since there are no established trading markets for a significant portion of First Guaranty's financial instruments, First Guaranty may not be able to immediately settle financial instruments; as such, the fair values are not necessarily indicative of the amounts that could be realized through immediate settlement. In addition, the majority of the financial instruments, such as loans and deposits, are held to maturity and are realized or paid according to the contractual agreement with the customer.

Quoted market prices are used to estimate fair values when available. However, due to the nature of the financial instruments, in many instances quoted market prices are not available. Accordingly, estimated fair values have been estimated based on other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of financial instruments, possible income tax ramifications or estimated transaction costs. The fair value estimates are subjective in nature and involve matters of significant judgment and, therefore, cannot be determined with precision. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

Disclosure of fair values is not required for certain items such as lease financing, investments accounted for under the equity method of accounting, obligations of pension and other postretirement benefits, premises and equipment, other real estate, prepaid expenses, the value of long-term relationships with depositors (core deposit intangibles) and other customer relationships, other intangible assets and income tax assets and liabilities. Fair value estimates are presented for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses have not been considered in the estimates. Accordingly, the aggregate fair value amounts presented do not purport to represent and should not be considered representative of the underlying market or franchise value of First Guaranty.

Because the standard permits many alternative calculation techniques and because numerous assumptions have been used to estimate the fair values, reasonable comparison of the fair value information with other financial institutions' fair value information cannot necessarily be made. The methods and assumptions used to estimate the fair values of financial instruments are as follows:

*Cash and due from banks, interest-bearing deposits with banks, federal funds sold and federal funds purchased.*

These items are generally short-term and the carrying amounts reported in the consolidated balance sheets are a reasonable estimation of the fair values.

*Investment Securities.*

Fair values are principally based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or the use of discounted cash flow analyses.

*Loans Held for Sale.*

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices. These loans are classified within Level 3 of the fair value hierarchy.

*Loans, net.*

Market values are computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. These loans are classified within Level 3 of the fair value hierarchy.

*Loan individually evaluated for impairment.*

Fair value is measured by either the fair value of the collateral if the loan is collateral dependent (Level 2 or Level 3), or the present value of expected future cash flows, discounted at the loan's effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or by independent valuation.

*Cash Surrender of BOLI.*

The cash surrender value of BOLI approximates fair value.

*Accrued interest receivable.*

The carrying amount of accrued interest receivable approximates its fair value.

*Deposits.*

The fair value of customer deposits, excluding certificates of deposit, is the amount payable on demand. Market values of certificates of deposit are actually computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Deposits are classified within Level 3 of the fair value hierarchy.

*Accrued interest payable.*

The carrying amount of accrued interest payable approximates its fair value.

*Borrowings.*

The carrying amount of federal funds purchased and other short-term borrowings approximate their fair values. The fair value of First Guaranty's long-term borrowings is computed using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread. Borrowings are classified within Level 3 of the fair value hierarchy.

*Other Unrecognized Financial Instruments.*

The fair value of commitments to extend credit is estimated using the fees charged to enter into similar legally binding agreements, taking into account the remaining terms of the agreements and customers' credit ratings. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of letters of credit are based on fees charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2023 and 2022 the fair value of guarantees under commercial and standby letters of credit was not material.

The carrying amounts and estimated fair values of financial instruments at December 31, 2023 were as follows:

| | | Fair Value Measurements at December 31, 2023 Using | | | |
|---|---|---|---|---|---|
| | Carrying Amount | Level 1 | Level 2 | Level 3 | Total |
| | *(in thousands)* | | | | |
| **Assets** | | | | | |
| Cash and due from banks | $ 286,114 | 286,114 | $ - | $ - | $ 286,114 |
| Federal funds sold | 341 | 341 | - | - | 341 |
| Securities, available for sale | 83,485 | 49,830 | 23,172 | 10,483 | 83,485 |
| Securities, held for maturity | 320,638 | - | 253,584 | - | 253,584 |
| Loans, net | 2,717,782 | - | - | 2,581,979 | 2,581,979 |
| Cash surrender value of BOLI | 5,861 | - | - | 5,861 | 5,861 |
| Accrued interest receivable | 15,713 | - | - | 15,713 | 15,713 |
| **Liabilities** | | | | | |
| Deposits | $ 3,009,094 | - | $ - | $ 3,001,498 | 3,001,498 |
| Short-term advances from Federal Home Loan Bank | 50,000 | - | - | 50,000 | 50,000 |
| Short-term borrowings | 10,000 | - | - | 10,000 | 10,000 |
| Repurchase agreements | 6,297 | - | - | 6,285 | 6,285 |
| Accrued interest payable | 11,807 | - | - | 11,807 | 11,807 |
| Long-Term advances from Federal Loan Bank | 155,000 | - | - | 152,299 | 152,299 |
| Senior long-term debt | 39,099 | - | - | 39,304 | 39,304 |
| Junior subordinated debentures | 15,000 | - | - | 15,000 | 15,000 |

The carrying amounts and estimated fair values of financial instruments at December 31, 2022 were as follows:

| | Fair Value Measurements at December 31, 2022 Using | | | | |
|---|---|---|---|---|---|
| | Carrying Amount | Level 1 | Level 2 | Level 3 | Total |
| | (in thousands) | | | | |
| **Assets** | | | | | |
| Cash and due from banks | $ 82,796 | $ 82,796 | $ - | $ - | $ 82,796 |
| Federal funds sold | 423 | 423 | - | - | 423 |
| Securities, available for sale | 131,458 | 98,466 | 21,890 | 11,102 | 131,458 |
| Securities, held for maturity | 320,068 | - | 242,560 | - | 242,560 |
| Loans, net | 2,495,559 | - | - | 2,404,402 | 2,404,402 |
| Cash surrender value of BOLI | 5,712 | - | - | 5,712 | 5,712 |
| Accrued interest receivable | 13,002 | - | - | 13,002 | 13,002 |
| **Liabilities** | | | | | |
| Deposits | $ 2,723,792 | $ - | $ - | $ 2,717,471 | $ 2,717,471 |
| Short-term advances from Federal Home Loan Bank | 120,000 | - | - | 120,000 | 120,000 |
| Short-term borrowings | 20,000 | - | - | 20,000 | 20,000 |
| Repurchase agreements | 6,442 | - | - | 6,509 | 6,509 |
| Accrued interest payable | 4,289 | - | - | 4,289 | 4,289 |
| Long-Term advances from Federal Loan Bank | - | - | - | - | - |
| Senior long-term debt | 21,927 | - | - | 21,938 | 21,938 |
| Junior subordinated debentures | 15,000 | - | - | 15,000 | 15,000 |

There is no material difference between the contract amount and the estimated fair value of off-balance sheet items that are primarily comprised of short-term unfunded loan commitments that are generally at market prices.

## Note 21. Concentrations of Credit and Other Risks

First Guaranty monitors loan portfolio concentrations by region, collateral type, loan type, and industry on a monthly basis and has established maximum thresholds as a percentage of its capital to ensure that the desired mix and diversification of its loan portfolio is achieved. First Guaranty is compliant with the established thresholds as of December 31, 2023. Personal, commercial and residential loans are granted to customers, most of who reside in northern and southern areas of Louisiana. Although First Guaranty has a diversified loan portfolio, significant portions of the loans are collateralized by real estate located in Tangipahoa Parish and surrounding parishes in Southeast Louisiana. Declines in the Louisiana economy could result in lower real estate values which could, under certain circumstances, result in losses to First Guaranty.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

Approximately 39.7% of First Guaranty's deposits are derived from local governmental agencies at December 31, 2023. These governmental depositing authorities are generally long-term customers. A number of the depositing authorities are under contractual obligation to maintain their operating funds exclusively with First Guaranty. In most cases, First Guaranty is required to pledge securities or letters of credit issued by the Federal Home Loan Bank to the depositing authorities to collateralize their deposits. Under certain circumstances, the withdrawal of all of, or a significant portion of, the deposits of one or more of the depositing authorities may result in a temporary reduction in liquidity, depending primarily on the maturities and/or classifications of the securities pledged against such deposits and the ability to replace such deposits with either new deposits or other borrowings. Public fund deposits totaled $1.2 billion at December 31, 2023.

## Note 22. Litigation

First Guaranty is subject to various legal proceedings in the normal course of its business. First Guaranty assesses its liabilities and contingencies in connection with outstanding legal proceedings. Where it is probable that First Guaranty will incur a loss and the amount of the loss can be reasonably estimated, First Guaranty records a liability in its consolidated financial statements. First Guaranty does not record a loss if the loss is not probable or the amount of the loss is not estimable. First Guaranty Bank is a defendant in a lawsuit alleging fault for a loss of funds by a customer related to fraud by a third party with a possible loss range of $0.0 million to $1.5 million. The Bank denies the allegations and intends to vigorously defend against this lawsuit, which is in early stages and no trial date has been set. No accrued liability has been recorded related to this lawsuit. First Guaranty settled a case in the

third quarter of 2021 for $1.1 million. A receivable for $0.9 million has been recorded for recovery by a claim against First Guaranty's insurer. In the opinion of management, neither First Guaranty nor First Guaranty Bank is currently involved in such legal proceedings, either individually or in the aggregate, that the resolution is expected to have a material adverse effect on First Guaranty's consolidated results of operations, financial condition, or cash flows. However, one or more unfavorable outcomes in these ordinary claims or litigation against First Guaranty or First Guaranty Bank could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or ultimate outcomes, such matters are costly, divert management's attention, and may materially and adversely affect the reputation of First Guaranty and First Guaranty Bank, even if resolved favorably.

## Note 23. Condensed Parent Company Information

The following condensed financial information reflects the accounts and transactions of First Guaranty Bancshares, Inc. for the dates indicated:

### First Guaranty Bancshares, Inc.
### Condensed Balance Sheets

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | *(in thousands)* | |
| **Assets** | | |
| Cash | $ 8,955 | $ 3,324 |
| Investment in bank subsidiary | 302,327 | 287,019 |
| Other assets | 2,952 | 2,375 |
| **Total Assets** | **$ 314,234** | **$ 292,718** |
| **Liabilities and Shareholders' Equity** | | |
| Short-term debt | 10,000 | $ 20,000 |
| Senior long-term debt | 39,099 | 21,927 |
| Junior subordinated debentures | 15,000 | 15,000 |
| Other liabilities | 504 | 800 |
| **Total Liabilities** | **64,603** | **57,727** |
| **Shareholders' Equity** | **249,631** | **234,991** |
| **Total Liabilities and Shareholders' Equity** | **$ 314,234** | **$ 292,718** |

## First Guaranty Bancshares, Inc.
## Condensed Statements of Income

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (in thousands) | |
| **Operating Income** | | |
| Dividends received from bank subsidiary | $ 10,579 | $ 21,863 |
| Net gains on sale of equity securities | - | - |
| Other income | 638 | 526 |
| **Total operating income** | **11,217** | **22,389** |
| **Operating Expenses** | | |
| Interest expense | 4,532 | 2,703 |
| Salaries & Benefits | 313 | 252 |
| Other expenses | 2,365 | 1,783 |
| **Total operating expenses** | **7,210** | **4,738** |
| **Income before income tax benefit and increase in equity in undistributed earnings of subsidiary** | **4,007** | **17,651** |
| Income tax benefit | 1,273 | 910 |
| **Income before increase in equity in undistributed earnings of subsidiary** | **5,280** | **18,561** |
| Increase in equity in undistributed earnings of subsidiary | 3,939 | 10,323 |
| **Net Income** | **$ 9,219** | **$ 28,884** |

## First Guaranty Bancshares, Inc.
## Condensed Statements of Cash Flows

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (in thousands) | |
| **Cash flows from operating activities:** | | |
| Net income | $ 9,219 | $ 28,884 |
| **Adjustments to reconcile net income to net cash provided by operating activities:** | | |
| Increase in equity in undistributed earnings of subsidiary | (3,939) | (10,323) |
| Depreciation and amortization | 24 | 225 |
| Net change in other liabilities | (296) | 350 |
| Net change in other assets | (580) | 1,482 |
| **Net cash provided by operating activities** | **4,428** | **20,618** |
| **Cash flows from investing activities:** | | |
| Proceeds from sales of equity securities | - | - |
| Funds invested in equity securities | - | - |
| Funds invested in bank subsidiary | (17,000) | (30,000) |
| **Net cash used in investing activities** | **(17,000)** | **(30,000)** |
| **Cash flows from financing activities:** | | |
| Net (decrease) increase in short-term borrowings | (10,000) | 20,000 |
| Proceeds from long-term borrowings, net of costs | 40,097 | - |
| Repayment of long-term debt | (22,946) | (3,250) |
| Net proceeds from issuance of common stock | 20,000 | - |
| Subsidiary payment for stock grants issued | 750 | - |
| Dividends paid | (9,698) | (9,187) |
| **Net cash provided by financing activities** | **18,203** | **7,563** |
| **Net increase (decrease) in cash and cash equivalents** | **5,631** | **(1,819)** |
| Cash and cash equivalents at the beginning of the period | 3,324 | 5,143 |
| **Cash and cash equivalents at the end of the period** | **$ 8,955** | **$ 3,324** |

## Item 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## Item 9A - Contracts and Procedures

*Evaluation of Disclosure Controls and Procedures*

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of First Guaranty's management, including its Chief Executive Officer (Principal Executive Officer) and its Chief Financial Officer (Principal Financial Officer), of the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that these disclosure controls and procedures were effective.

For further information, see "Management's annual report on internal control over financial reporting" below. There was no change in First Guaranty's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that occurred during the quarter ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, First Guaranty's internal control over financial reporting.

*Management's Annual Report on Internal Control over Financial Reporting*

The Management of First Guaranty Bancshares, Inc. has prepared the consolidated financial statements and other information in our Annual Report in accordance with accounting principles generally accepted in the United States of America and is responsible for its accuracy. The financial statements necessarily include amounts that are based on Management's best estimates and judgments. In meeting its responsibility, Management relies on internal accounting and related control systems. The internal control systems are designed to ensure that transactions are properly authorized and recorded in our financial records and to safeguard our assets from material loss or misuse. Such assurance cannot be absolute because of inherent limitations in any internal control system.

Management is responsible for establishing and maintaining the adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13 – 15(f). Under the supervision and with the participation of Management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This section relates to Management's evaluation of internal control over financial reporting including controls over the preparation of the schedules equivalent to the basic financial statements and compliance with laws and regulations. Our evaluation included a review of the documentation of controls, evaluations of the design of the internal control system and tests of the effectiveness of internal controls.

Based on our evaluation under the framework in Internal Control – Integrated Framework, Management concluded that internal control over financial reporting was effective as of December 31, 2023.

First Guaranty's independent registered public accounting firm has also issued an attestation report, which expresses an unqualified opinion on the effectiveness of First Guaranty's internal control over financial reporting as of December 31, 2023.

## Item 9B - Other Information

(a) None

(b) During the three months ended December 31, 2023, no First Guaranty director or officer adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in item 408(a) of Regulation S-K.

## Item 9C - Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

## Item 5 - Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Shares of our common stock are traded on the Nasdaq Global Market under the symbol "FGBI". As of December 31, 2023, there were approximately 1,600 holders of record of our common stock.

The depositary shares underlying our Series A Preferred Stock are traded on the Nasdaq Global Market under the symbol “FGBIP”.

Our common and preferred shareholders are entitled to receive dividends when, and if, declared by the Board of Directors, out of funds legally available for dividends. We have paid quarterly cash dividends on our common stock for each of the last 122 quarters dating back to the third quarter of 1993. The Board of Directors intends to continue to pay regular quarterly cash dividends on both our common and preferred stock. The ability to pay dividends in the future will depend on our earnings and financial condition, liquidity and capital requirements, regulatory restrictions, the general economic and regulatory climate and ability to service any equity or debt obligations senior to common stock. There are legal restrictions on the ability of First Guaranty Bank to pay cash dividends to First Guaranty Bancshares, Inc. Under federal and state law, we are required to maintain certain surplus and capital levels and may not distribute dividends in cash or in kind, if after such distribution we would fall below such levels. Specifically, an insured depository institution is prohibited from making any capital distribution to its shareholders, including by way of dividend, if after making such distribution, the depository institution fails to meet the required minimum level for any relevant capital measure including the risk-based capital adequacy and leverage standards.

Additionally, under the Louisiana Business Corporation Act, First Guaranty Bancshares, Inc. is prohibited from paying any cash dividends to shareholders if, after the payment of such dividend First Guaranty Bancshares would not be able to pay its debts as they became due in the usual course of business or its total assets would be less than its total liabilities or where net assets are less than the liquidation value of shares that have a preferential right to participate in First Guaranty Bancshares, Inc.'s assets in the event First Guaranty Bancshares, Inc. were to be liquidated.

First Guaranty Bancshares, Inc. did not repurchase any of its shares of common stock during 2023.

**FIRST GUARANTY BANCSHARES, INC.**

*www.fgb.net*